As filed with the Securities and Exchange Commission on February 24, 2012

Registration No. 333-178270

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANNIE’S, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2000	20-1266625
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kelly J. Kennedy

Chief Financial Officer

Annie’s, Inc.

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stephen L. Palmer, Esq. John C. Cushing, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 Telephone: (617) 261-3100 Fax: (617) 261-3175	Julie M. Allen, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299 Telephone: (212) 969-3000 Fax: (212) 969-2900	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 Telephone: (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock, $0.001 par value per share	$100,000,000	$11,460*

(1)	Includes shares that the underwriters have the option to purchase to cover overallotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
*	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2012

            Shares

Annie’s, Inc.

Common Stock

This is the initial public offering of shares of common stock of Annie’s, Inc.

We are selling             shares of common stock, and the selling stockholders identified in this prospectus are selling             shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $             and $             per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “BNNY.”

The underwriters have an option to purchase a maximum of              additional shares from the selling stockholders to cover overallotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Annie’s, Inc.	Proceeds to the selling stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse		J.P. Morgan

William Blair & Company	RBC Capital Markets	Stifel Nicolaus Weisel

Canaccord Genuity

The date of this prospectus is                     , 2012.

Annie’s

RABBIT OF APPROVAL

Mission

Our mission is to cultivate a healthier, happier world by spreading goodness through nourishing foods, honest words and conduct that is considerate and forever kind to the planet.

Values

Annie’s is real, authentic and trusted by consumers. As a company, we strive to build upon this legacy with every decision we make.

Annie’s makes products that taste great and delight our consumers.

Annie’s uses simple, natural and organic ingredients.

Annie’s sources from places and people we trust, with an emphasis on quality and environmental sustainability.

Annie’s is socially responsible, and we spread awareness and act as a positive role model for consumers and other businesses.

Annie’s team treats consumers, customers, suppliers, stockholders and each other with the same high degree of respect, fairness and honesty that we expect of others.

WELCOME TO THE

Real and Authentic Roots

In 1989, Annie Withey co-founded Annie’s Homegrown with the goal of giving families healthy and delicious macaroni and cheese and to show by example that a successful business can also be socially responsible. Annie chose Bernie, her pet rabbit, to be the brand’s “Rabbit of Approval.” She put her address and phone number on the original boxes to encourage consumers to connect with her. Today, we continue to value direct and honest communication with our consumers.

Natural and Organic Ingredients.

We have long-standing relationships with key suppliers of natural and organic ingredients. We source only ingredients stated to be free of genetically-modified organisms and strive to use ingredients that are as near to their whole, natural state as possible. In fiscal 2011, we estimate that over 80% of our net sales were generated by products certified as organic or made with organic ingredients.

Great Tasting Products with Broad Appeal

We sell premium products made from high-quality natural and organic ingredients at affordable prices. Our products appeal to health-conscious consumers who seek to avoid the artificial flavors, synthetic colors and preservatives used in many conventional packaged foods. Our commitment to high-quality and great-tasting products has made us a successful crossover brand with mainstream appeal.

Today, we offer over 125 products and are present in over 25,000 retail locations in the U.S. and Canada.

Organic Macaroni and Cheese

Deluxe Macaroni and Cheese

1989 1998 2003 2004 2005 2006

Annie’s Homegrown Founded

Chedder Bunnies

Bunny Grahams Dressings (via acquisition)

World of Annie’s

Socially Responsible Practices

We believe we have a responsibility to the planet and its people. We have a commitment to minimizing our environmental impact, which we refer to as reducing our bunny footprint. We engage in a number of programs and partnerships supporting our communities by encouraging sustainability and providing financial and in-kind support to organizations committed to the organic industry, healthy food and environmental sustainability.

Strong Consumer Loyalty

Many of our consumers are loyal and enthusiastic brand advocates. This loyal and growing consumer following has enabled us to migrate from our natural and organic roots to a brand sold across mainstream grocery, mass merchandise and natural retailer channels.

We believe that consumer enthusiasm for our brand inspires repeat purchases, attracts new consumers and generates interest in our new products.

Product Timeline

Organic Cheddar Bunnies

Organic Snack Mix

Organic Bunny Fruit Snacks

Organic Orchard Fruit Bites

Organic Bunny Fruit Snacks

Organic Granola Bars And Pretzels

Organic Rising Crust Pizza

2007 2008 2009 2010 2011 2012

You should rely only on the information contained in this document or to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or any free-writing prospectus prepared by us or on our behalf. We do not, and the selling stockholders and the underwriters do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others provide to you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Until                     , 2012 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Statements made in this prospectus regarding our #1 natural and organic market position in four product lines are based on data that, although obtained from a leading industry source, does not account for all the retailers that carry natural and organic products, some of which are major retailers with whom we do business. However, we believe this industry source is the best available source for this kind of data, and, although not all major retailers are covered by this research, we do not have any reason to believe that including more retailers would materially change the results.

In addition, statements in this prospectus that our consumers “spend more on food and buy higher margin items than the average consumer” and that our products “attract new customers to the categories in which we compete,” “are profitable and attractive to retailers” and “offer better profitability for retailers compared to conventional packaged foods” are based on commissioned studies that utilize surveys of consumers of our macaroni and cheese products. Such macaroni and cheese products make up our largest product line, and many of our macaroni and cheese consumers also purchase other Annie’s products. In addition, while these studies did not incorporate surveys from consumers of our other products, we believe the studies’ methodologies and analyses provide valuable information about our consumers’ characteristics, their views of our brand and how they make

i

purchasing decisions. We use this information internally and with our customers to make decisions about business strategy and marketing, among other things, across our product lines. Although it is possible that a broader sampling of our customers could lead to different results, we do not have any reason to believe that a broader sampling would lead to materially different conclusions.

Finally, statements made in this prospectus regarding our presence in over 25,000 retail locations and the increase in number of retail locations over the past three years in which our products can be found are based on all-commodity volume data, which is based on a representative sample of retailers and reflects the percentage of sales volume across participating grocery and natural food retailers in the U.S. that is attributable to stores in which our products are sold. When multiplied by the total number of food retailers in the U.S., this data, although not a direct measure of retail locations, is generally regarded within our industry as the best approximation of such information, and we do not have any reason to believe that any other measure or survey of retailer penetration would materially change the results.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements included elsewhere in this prospectus, before making an investment decision. In this prospectus, the terms “Annie’s,” “we,” “us,” “our” and “the company” refer to Annie’s, Inc. and our consolidated subsidiaries, and all references to a “fiscal year” refer to a year beginning on April 1 of the previous year and ending on March 31 of such year (for example, “fiscal 2011” refers to the year from April 1, 2010 to March 31, 2011).

Our Company

Annie’s, Inc. is a rapidly growing natural and organic food company with a widely recognized brand, offering consumers great-tasting products in large packaged food categories. We sell premium products made from high-quality ingredients at affordable prices. Our products appeal to health-conscious consumers who seek to avoid artificial flavors, synthetic colors and preservatives that are used in many conventional packaged foods. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers.

Our loyal and growing consumer following has enabled us to migrate from our natural and organic roots to a brand sold across the mainstream grocery, mass merchandiser and natural retailer channels. Today, we offer over 125 products and are present in over 25,000 retail locations in the United States and Canada. Over the past three years, we have significantly increased both the number of retail locations where our products can be found and the number of our products found in individual stores. We expect that increasing penetration of the mainstream grocery and mass merchandiser channels, combined with greater brand awareness, new product introductions, line extensions and favorable consumer trends, will continue to fuel sales growth in all channels.

Innovation, including new product development, is a key component of our growth strategy. We invest significant resources to understand our consumers and develop products that address their desire for natural and organic alternatives to conventional packaged foods. We have a demonstrated track record of extending our product offerings into large food categories, such as fruit snacks and snack mix, and introducing products in existing categories with new sizes, flavors and ingredients. In order to quickly and economically introduce our new products to market, we partner with contract manufacturers that make our products according to our formulas and specifications.

Our brand and premium products appeal to our consumers, who tend to be better-educated and more health-conscious than the average consumer. In addition, we believe that many of our consumers spend more on food and buy higher margin items than the average consumer. We believe that our products attract new consumers to the categories in which we compete, and that our products are profitable and attractive to retailers. As a result, we believe we can continue to expand in the mainstream grocery and mass merchandiser channels, while continuing to innovate and grow our sales in the natural retailer channel.

We are committed to operating in a socially responsible and environmentally sustainable manner, with an open and honest corporate culture. Our mission is to cultivate a healthier, happier world by spreading goodness through nourishing foods, honest words and conduct that is considerate and forever kind to the planet. Our corporate culture embodies these values and, as a result, we enjoy a highly motivated and skilled work force that is committed to our business and our mission. Our colorful, informative and whimsical packaging featuring our iconic mascot, Bernie, the “Rabbit of Approval,” conveys these values. We believe our consumers connect with us because they love our products and relate to our values, resulting in loyal and trusting relationships.

We have experienced strong sales and profit growth over the past few years. We increased our net sales from $65.6 million in fiscal 2007 to $117.6 million in fiscal 2011, representing a 15.7% compound annual growth rate. Over the same period, our income from operations increased from a loss of $3.9 million in fiscal 2007 to income of $15.1 million in fiscal 2011.

Industry Overview

According to a leading industry source, the U.S. is the world’s largest organic food market, with sales of natural and organic foods exceeding $40 billion in 2010. From 2000 to 2010, the U.S. natural and organic food market grew a compound annual growth rate of approximately 12% and is projected by the same industry source to grow at a compound annual growth rate of approximately 8% from 2010 to 2013. We believe growth rates for the U.S. natural and organic food market have been, and will continue to be, higher than those for the overall U.S. food market.

We believe growth in the natural and organic food market is driven by various factors, including heightened awareness of the role that food and nutrition play in long-term health and wellness. Many consumers prefer natural and organic products due to increasing concerns over the purity and safety of food. The development and implementation of U.S. Department of Agriculture, or USDA, standards for organic certification has increased consumer awareness of, and confidence in, products labeled as organic. According to a well regarded consumer research firm, 75% of adults in the U.S. purchased natural or organic foods in 2010, with 33% of consumers using organic products at least once a month as compared to 22% ten years before.

Historically, natural and organic foods were primarily available at independent organic retailers or natural and organic retail chains. Mainstream grocery stores and mass merchandisers have expanded their natural and organic product offerings because of increasing consumer demand for natural and organic products, which command a higher margin for the retailer. The percentage of natural and organic food sales has been rising, and, according to an industry source, in 2010 73% of consumers purchased organic products at grocery stores as compared to 25% at natural food stores. We believe the emergence of strong natural and organic brands, driven by a loyal and growing consumer base, will act as an additional catalyst for higher penetration in the mainstream grocery and mass merchandiser channels.

We believe Annie’s is well positioned to benefit from these market trends and preferences in the coming years.

Our Competitive Strengths

We believe that the following strengths differentiate our company and create the foundation for continued sales and profit growth:

Leading natural and organic brand. We are a market-leading premium natural and organic brand with proven success in large categories across multiple channels. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers. Our brand is reinforced by distinctive packaging that communicates the fun and whimsical nature of the brand with bright colors and our iconic mascot, Bernie, the “Rabbit of Approval.”

Strong consumer loyalty. Many of our consumers are loyal and enthusiastic brand advocates. Our consumers trust us to deliver great-tasting products made with natural and organic ingredients. We believe that consumer enthusiasm for our brand inspires repeat purchases, attracts new consumers and generates interest in our new products.

Track record of innovation. Since the introduction of our original macaroni and cheese products in 1989, we have successfully extended our brand into a number of large product lines, such as snack crackers, graham crackers, fruit snacks and granola bars, and introduced extensions of our existing product lines. Our most recent new product is frozen organic rising crust pizza, which we introduced in January 2012. We maintain an active new product pipeline, and our relationships with our ingredient suppliers and manufacturing partners enable us to efficiently introduce new products. In fiscal 2011, we estimate that 19% of our net sales were generated by products introduced since the beginning of fiscal 2009.

Strategic and valuable brand for retailers. Retailers carry our products to satisfy consumer demand for premium natural and organic products. We believe many of our consumers spend more on food and buy higher margin items on average than typical consumers. Also, we believe that our products offer better profitability for retailers compared to conventional packaged foods. As a result, the Annie’s brand is valuable to retailers in the mainstream grocery, mass merchandiser and natural retailer channels.

Core competency in organic sourcing. We have long-standing strategic relationships with key suppliers of organic ingredients. We have significant knowledge and experience sourcing these ingredients and, for some key ingredients, our supply chain relationships extend to farmers and farmer cooperatives. We consider our sourcing relationships and our knowledge of the complex organic supply chain to be a competitive advantage and barrier to entry.

Experienced management team. We have a proven and experienced senior management team. Our Chief Executive Officer, John M. Foraker, has been with us since 1999 and has significant experience in the natural and organic food industry. The members of our senior management team have extensive experience in the food industry and with leading consumer brands.

Our Business Strategy

Pursue top line growth. We are pursuing three growth strategies as we continue to build our business:

Expand distribution and improve placement. We intend to increase sales by expanding the number of stores that sell our products in the mainstream grocery and mass merchandiser channels and by securing placements adjacent to conventional products in the mainstream aisle. We believe increased distribution and enhanced shelf placement will lead more consumers to purchase our products and will expand our market share.

Expand household penetration and consumer base. We intend to increase the number of consumers who buy our products by using grassroots marketing, social media tools and advertising. We believe these efforts will educate consumers about our brand and the benefits of natural and organic food, create demand for our products and, ultimately, expand our consumer base.

Continue innovation and brand extensions. Our market studies, analyses and consumer testing enable us to identify attractive product opportunities. We intend to continue to introduce products in both existing and new product lines that appeal to the whole family.

Remain authentic: stay true to our values. We believe authentic brands are brands that win. We are a mission-driven business with long-standing core values. We strive to operate in an honest, socially responsible and environmentally sustainable manner because it is the right thing to do and it is good for business. We believe our authenticity better enables us to build loyalty and trust with current consumers and helps us attract new ones.

Invest in infrastructure and capabilities. We invest in our people, supply chain and systems to ensure that our business is scalable and profitable. We expect to add new employees to our sales, marketing, operations and finance teams. We actively seek opportunities to invest in the specific capabilities of our supply chain partners to reduce costs, increase manufacturing efficiencies and improve quality. Additionally, we continue to invest in our systems and technology, including an enterprise resource planning system, to support growth and increase efficiency.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	we may not be able to successfully implement our growth strategy;

•	we may fail to develop and maintain our brand;

•	our brand may be diminished if we encounter quality or health concerns about our food products;

•	we are vulnerable to economic conditions and consumer preferences that may change;

•	we may not have the resources to compete successfully in our highly competitive markets;

•	we may not be able to improve our existing products or develop and introduce new products that appeal to consumer preferences;

•	ingredient and packaging costs are volatile and may rise significantly; and

•	we rely on a small number of third-party suppliers and contract manufacturers to produce our products and we have limited control over them.

Our Sponsor

Solera Capital, LLC is a private equity firm based in New York City that provides growth capital to entrepreneurial companies poised to take advantage of changing industry dynamics. Through disciplined research, Solera seeks to develop forward-thinking ideas to identify companies that can become leaders in rapidly growing markets. Solera typically acquires strategic or controlling stakes and takes an active, hands-on role in the development of these businesses. Solera has invested over $235 million of equity capital in companies in natural and organic food, specialty retail, consumer healthcare, Latin-focused media and green lifestyle. Molly F. Ashby has been Chairman and Chief Executive Officer and the controlling member of Solera since the firm was founded in 1999. Following Solera’s investment in 2002, Ms. Ashby joined the board of directors of Annie’s Homegrown and has been the Chairman of our board of directors since 2004. Solera’s investment and business practices are driven by core values that include a commitment to diversity, integrity, mentorship and collaboration and social and environmental responsibility. We sometimes refer to Solera Capital, LLC and its affiliates as Solera in this prospectus.

Upon the consummation of this offering, Solera will continue to hold a controlling interest in us and have significant influence over us and decisions made by our stockholders. Solera may have interests that conflict with those of our other stockholders. We do not intend to take advantage of the “controlled company” exemption from certain of the corporate governance listing standards of the New York Stock Exchange. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Principal and Selling Stockholders.”

Our Corporate Information

Annie’s, Inc. is a Delaware corporation and our principal executive offices are located at 1610 Fifth Street, Berkeley, CA 94710. Our telephone number is (510) 558-7500. Our website address is www.annies.com. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

The Offering

Common Stock Offered by Us	shares

Common Stock Offered by the Selling Stockholders	shares

Common Stock to be Outstanding Immediately after this Offering	shares

Overallotment Option	The underwriters have an option to purchase a maximum of additional shares of our common stock from the selling stockholders to cover overallotments. The underwriters could exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses, will be approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from this offering to repay $ of indebtedness and to pay $1.3 million to Solera in connection with the termination of its advisory services agreement with us. The remaining net proceeds will be available for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend Policy	We expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Symbol for Trading on the New York Stock Exchange	“BNNY”

Following this offering,             shares of our common stock will be outstanding, consisting of              shares of our common stock outstanding as of                    , 2012 plus              shares of our common stock to be issued upon the conversion of all shares of our Series A 2002 convertible preferred stock, Series A 2004 convertible preferred stock and Series A 2005 convertible preferred stock immediately prior to the consummation of this offering, but excluding:

•	shares of our common stock issuable upon the exercise of an outstanding warrant at an exercise price of $ per share;

•

            shares of our common stock issuable upon the exercise of options outstanding as of             , 2012 under our Amended and Restated 2004 Stock Option Plan, or 2004 Plan, and certain non-plan options, with a weighted average exercise price of $         per share; and

•	shares of our common stock reserved for future issuance under our Omnibus Incentive Plan, which will be effective upon the consummation of this offering.

Unless otherwise indicated, the information in this prospectus assumes:

•

the conversion of all shares of our Series A 2002 convertible preferred stock, Series A 2004 convertible preferred stock and Series A 2005 convertible preferred stock into shares of our common stock immediately prior to the consummation of this offering, and the corresponding conversion of our outstanding preferred stock warrant into a common stock warrant;

•	a for stock split of our common stock to be effected immediately prior to the date of this prospectus;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering;

•	no exercise of outstanding options or warrant since , 2012; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders to cover overallotments.

Summary Consolidated Financial Data

The following table presents summary consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data for each of the years ended March 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended December 31, 2010 and 2011 and the summary actual consolidated balance sheet data as of December 31, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments that we consider necessary for a fair statement of the financial information. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Year ended March 31,			Nine months ended December 31,
	2009	2010	2011	2010	2011
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Net sales	$93,643	$96,015	$117,616	$81,021	$98,320
Cost of sales	64,855	63,083	71,804	50,269	60,034

Gross profit	28,788	32,932	45,812	30,752	38,286
Selling, general and administrative expenses	25,693	25,323	30,674	20,957	25,206

Income from operations	3,095	7,609	15,138	9,795	13,080
Interest expense	(1,279)	(1,207)	(885)	(881)	(66)
Other income (expense), net	(289)	21	155	128	(428)

Income before provision for (benefit from) income taxes	1,527	6,423	14,408	9,042	12,586
Provision for (benefit from) income taxes	56	400	(5,747)	(5,964)	4,926

Income from continuing operations	1,471	6,023	20,155	15,006	7,660
Loss from discontinued operations(1)	(579)	—	—	—	—
Loss from sale of discontinued operations(1)	(1,865)	—	—	—	—

Net income (loss)	$(973)	$6,023	$20,155	$15,006	$7,660

Net income attributable to common stockholders from continuing operations(2)	$43	$177	$596	$442	$233
Net loss attributable to common stockholders from discontinued operations(2)	(72)	—	—	—	—

Net income (loss) per share attributable to common stockholders(2)	$(29)	$177	$596	$442	$233

Net income (loss) per share attributable to common stockholders—Basic(3)
Continuing operations	$0.12	$0.48	$1.60	$1.19	$0.62
Discontinued operations	(0.20)	—	—	—	—

Total basic net income (loss) per share attributable to common stockholders	$(0.08)	$0.48	$1.60	$1.19	$0.62

Net income (loss) per share attributable to common stockholders—Diluted(3)
Continuing operations	$0.07	$0.24	$0.61	$0.47	$0.29
Discontinued operations	(0.20)	—	—	—	—

Total diluted net income (loss) per share attributable to common stockholders	$(0.13)	$0.24	$0.61	$0.47	$0.29

Weighted average shares of common stock outstanding used in computing net income (loss) per share attributable to common stockholders
Basic	372,085	372,162	372,675	372,581	376,970
Diluted	618,303	725,838	969,163	934,843	797,940

	Year ended March 31,	Nine months ended December 31,
	2011	2011
Pro Forma Earnings per Share Data:
Pro forma net income per share (unaudited)(3)
Basic	$	$

Diluted	$	$

Weighted average shares of common stock outstanding used in computing the pro forma net income per share (unaudited)
Basic

Diluted

	Year ended March 31,			Nine months ended December 31,
	2009	2010	2011	2010	2011
	(in thousands)
Other Financial Data:
EBITDA(4)	$728	$7,975	$15,787	$10,292	$13,230
Adjusted EBITDA(4)	4,407	9,277	16,560	10,871	14,608

	As of December 31, 2011
	Actual	Pro Forma(5)	Pro Forma as adjusted(6)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$2,414	$	$
Working capital	16,943
Total assets	68,218
Total debt	13,302
Convertible preferred stock warrant liability	969
Convertible preferred stock	81,373
Total stockholders’ deficit	(36,634)

(1)	In November 2008, we sold Fantastic Foods, Inc., or Fantastic, a manufacturer of instant soups and packaged meals, to an unrelated third party for $1.7 million, net of working capital adjustments. We considered Fantastic a business component, and thus, the results of operations of Fantastic are separately reported as discontinued operations in fiscal 2009. The loss on the sale of Fantastic is reported as a loss on sale of discontinued operations in fiscal 2009.
(2)	Net income (loss) attributable to common stockholders was allocated using the two-class method since our capital structure includes common stock and convertible preferred stock with participating rights. Under the two-class method, we reduced income from continuing operations by (i) the dividends paid to convertible preferred stockholders and (ii) the rights of the convertible preferred stockholders in any undistributed earnings based on the relative percentage of weighted average shares of outstanding convertible preferred stock to the total number of weighted average shares of outstanding common and convertible preferred stock. Under the two-class method, during any period in which we had a loss from continuing operations, the loss from the continuing operations and the loss from the discontinued operations were attributed only to the common stockholders. However, during any period in which we had income from continuing operations, the income from continuing operations and the loss from discontinued operations were allocated between the common and preferred stockholders under the two-class method.

(3)	For the calculation of basic and diluted income (loss) per share and pro forma basic and diluted net income per share, see notes 2 and 14 to our consolidated financial statements included elsewhere in this prospectus.
(4)	EBITDA and Adjusted EBITDA are not financial measures prepared in accordance with U.S. generally accepted accounting principles, or GAAP. As used herein, EBITDA represents net income (loss) plus interest expense, provision for (benefit from) income taxes and depreciation and amortization. As used herein, Adjusted EBITDA represents EBITDA plus loss from discontinued operations, loss from sale of discontinued operations, management fees, stock-based compensation and change in fair value of convertible preferred stock warrant liability.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net income (loss) set forth below, provides a more complete understanding of our business than could be obtained absent this disclosure. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales and cash flows from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our core operating performance and to compare our performance to that of our peers and competitors.

EBITDA and Adjusted EBITDA are presented because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash depreciation and amortization expenses and, in the case of Adjusted EBITDA, the adjustments described above.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income (loss), income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense, or the cash requirements necessary to service interest or principal payments, associated with indebtedness;

•

depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in, or cash requirements for, our working capital needs.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), which is the most directly comparable financial measure presented in accordance with GAAP:

	Year ended March 31,			Nine months ended December 31,
	2009	2010	2011	2010	2011
	(in thousands)
Net income (loss)	$(973)	$6,023	$20,155	$15,006	$7,660
Interest expense	1,279	1,207	885	881	66
Provision for (benefit from) income taxes	56	400	(5,747)	(5,964)	4,926
Depreciation and amortization	366	345	494	369	578

EBITDA	728	7,975	15,787	10,292	13,230
Loss from discontinued operations	579	—	—	—	—
Loss from sale of discontinued operations	1,865	—	—	—	—
Management fees(a)	400	400	400	300	450
Stock-based compensation(b)	835	902	373	279	390
Change in fair value of convertible preferred stock warrant liability(c)	—	—	—	—	538

Adjusted EBITDA	$4,407	$9,277	$16,560	$10,871	$14,608

(a)	Represents management fees payable to Solera pursuant to an agreement that will terminate upon the consummation of this offering in exchange for a payment of $1.3 million.
(b)	Represents non-cash, stock-based compensation expense.
(c)	Represents the remeasurement to fair value of a warrant to purchase 65,000 shares of our convertible preferred stock. See note 9 to our consolidated financial statements included elsewhere in this prospectus.

(5)	The pro forma balance sheet data gives effect to (i) the conversion of all shares of our Series A 2002 convertible preferred stock, Series A 2004 convertible preferred stock and Series A 2005 convertible preferred stock into shares of our common stock immediately prior to the consummation of this offering and (ii) the conversion of our warrant for Series A 2005 convertible preferred stock into a warrant for common stock and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital.
(6)	The pro forma as adjusted balance sheet data gives effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. The most significant risks include those described below; however, additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially adversely affected. In this case, the trading price of our common stock would likely decline and you might lose part or all of your investment in our common stock.

Risks Related to Our Business and Industry

We may not be able to implement successfully our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy of expanding distribution and improving placement of our products, attracting new consumers to our brand and introducing new product lines and product extensions. Our ability to implement this growth strategy depends, among other things, on our ability to:

•	enter into distribution and other strategic arrangements with third-party retailers and other potential distributors of our products;

•	continue to compete in conventional grocery and mass merchandiser retail channels in addition to the natural and organic channel;

•	secure shelf space in mainstream aisles;

•	increase our brand recognition;

•	expand and maintain brand loyalty; and

•	develop new product lines and extensions.

We may not be able to implement our growth strategy successfully. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

If we fail to develop and maintain our brand, our business could suffer.

We believe that developing and maintaining our brand is critical to our success. The importance of our brand recognition may become greater as competitors offer more products similar to ours. Our brand-building activities involve increasing awareness of our brand, creating and maintaining brand loyalty and increasing the availability of our products. If our brand-building activities are unsuccessful, we may never recover the expenses incurred in connection with these efforts, and we may be unable to implement our business strategy and increase our future sales.

Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business and operating results.

We believe our consumers rely on us to provide them with high-quality natural and organic food products. Concerns regarding the ingredients used in our products or the safety or quality of our products or our supply chain may cause consumers to stop purchasing our products, even if the basis for the concern is unfounded, has been addressed or is outside of our control. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products. For example, although we strive to keep our products free of genetically modified organisms, they may not be easily detected and contamination can occur through cross-pollination. Also, we use epoxy linings that contain bisphenol-A, commonly called BPA, as part of the protective barrier between the metal can and food contents in our canned pasta meals. Although the Food and Drug Administration, or FDA, currently allows the use of BPA in food packaging materials and has not approved a BPA-free can for use with our type of products, public reports and concerns regarding the potential hazards of BPA could contribute to a perceived safety risk for products packaged using BPA. Adverse publicity about the quality or safety of our products, whether or not ultimately based on fact, may discourage consumers from buying our products and have an adverse effect on our brand, reputation and operating results.

We have no control over our products once purchased by consumers. Accordingly, consumers may prepare our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality of our products. If consumers do not perceive our products to be of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality natural and organic food products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

We may be subject to significant liability if the consumption of any of our products causes illness or physical harm.

The sale of food products for human consumption involves the risk of injury or illness to consumers. Such injuries or illness may result from inadvertent mislabeling, tampering or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, which may have a material adverse effect on our business. For example, in 2008, we carried out an FDA Class 1 recall for approximately 680 cases of our salad dressing due to ingredient mislabeling. Even if a situation does not necessitate a recall or market withdrawal, product liability claims may be asserted against us. If the consumption of any of our products causes, or is alleged to have caused, a health-related illness, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential distributors, retailers and consumers and our corporate image and brand equity. Moreover, claims or liabilities of this sort might not be covered by insurance or by any rights of indemnity or contribution that we may have against others. A product liability judgment against us or a product recall or market withdrawal could have a material adverse effect on our business, reputation and operating results.

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, contract manufacturers, distributors, retailers, consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In particular, consumers may reduce the amount of natural and organic products that they purchase where there are conventional offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. For example, during the economic downturn from 2007 through 2009, distributors and retailers significantly reduced their inventories, and inventory levels have not returned to, and are not expected to return to, pre-downturn levels. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors and retailers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacture, marketing and distribution of a line of branded natural and organic food products. If consumer demand for our products decreased, our business would suffer. In addition, sales of natural and organic products are subject to evolving consumer preferences. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including a shift in preference from organic to non-organic and from natural to non-natural products, economic factors and social trends. A significant shift in consumer demand away from our products could reduce our sales or the prestige of our brand, which would harm our business.

We may not have the resources to compete successfully in our highly competitive markets.

We operate in a highly competitive market. Numerous brands and products compete for limited retailer shelf space and consumers. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

The packaged food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources. Conventional food companies, including Kraft Foods Inc., General Mills, Inc., Campbell Soup Company, PepsiCo, Inc., Nestle S.A. and Kellogg Company, may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. We also compete with other natural and organic packaged food brands and companies, including The Hain Celestial Group, Inc., Newman’s Own, Inc., Nature’s Path Foods, Inc., Clif Bar & Company and Amy’s Kitchen, and with smaller companies, which may be more innovative and able to bring new products to market faster and to more quickly exploit and serve niche markets. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. As a result of competition, we may need to increase our marketing, advertising and promotional spending to protect our existing market share, which may adversely impact our profitability. We may not have the financial resources to increase such spending when necessary.

Failure to introduce new products or improve existing products successfully would adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our product development staff in developing and testing product prototypes, including complying with governmental regulations, and the success of our management and sales team in introducing and marketing new products. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability.

Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business could be harmed. For example, our breakfast cereals line of products has not met our growth objectives, and we are in the process of discontinuing it. Additionally, we cannot assure you that our most recent new product, frozen organic rising crust pizza, will gain widespread market acceptance or be successful.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as wheat and flour, dairy products, oils and sugar. In addition, we purchase and use significant quantities of cardboard, film and glass to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand and changes in governmental trade and agricultural programs. In fiscal 2012, our ingredient costs are higher than in fiscal 2011, and we expect that the cost of certain of our key ingredients will continue to increase. Continued volatility in the prices of raw materials and other supplies we purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our ingredient and packaging costs, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of organic ingredients.

Our ability to ensure a continuing supply of organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops or raise organic livestock, the vagaries of these farming businesses (including poor harvests), changes in national and world economic conditions and our ability to forecast our ingredient requirements. The organic ingredients used in many of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of, or increase the price of, organic ingredients. For example, in fiscal 2011, organic wheat and sunflower oil were in shorter supply than we expected. In addition, we purchase some ingredients offshore, and the availability of such ingredients may be affected by events in other countries, including Colombia, Paraguay, Thailand and Brazil. In addition, we compete with other food producers in the procurement of organic ingredients, which are often less plentiful in the open market than conventional ingredients. This competition may increase in the future if consumer demand for organic products increases. If supplies of organic ingredients are reduced or there is greater demand for such ingredients from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers and may adversely affect our business, results of operations and financial condition.

We rely on sales to a limited number of distributors and retailers for the substantial majority of our sales, and the loss of one or more significant distributors or retailers may harm our business.

A substantial majority of our sales are generated from a limited number of distributors and retailers. For fiscal 2011, sales to our principal distributor and largest customer, UNFI, represented approximately 28% of our net sales, and sales to our top two retailers, Target and Costco, represented an aggregate of approximately 24% of our net sales. Although the composition of our significant distributors and retailers will vary from period to period, we expect that most of our sales will continue to come from a relatively small number of distributors and retailers for the foreseeable future. We do not have commitments or minimum volumes that ensure future sales of our products. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant distributors or retailers. For example, in fiscal 2010 sales to Costco were $3.2 million lower than in fiscal 2009, which contributed to lower sales growth. A distributor or retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. In addition, despite operating in different channels, our retailers sometimes compete for the same consumers. As a result of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Our agreements with our distributors and retailers may be canceled if we materially breach the agreements or for other reasons, including reasons outside of our control. In addition, our distributors and retailers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales or anticipated sales to, one or more of our most significant distributors or retailers may have a material adverse effect on our business, results of operation and financial condition.

Loss of one or more of our contract manufacturers or our failure to identify timely new contract manufacturers could harm our business and impede our growth.

We derive all of our sales from products manufactured at manufacturing facilities owned and operated by our contract manufacturers. During fiscal 2011, we paid $45.0 million in the aggregate to our top three contract manufacturers. We do not have written manufacturing contracts with all of our contract manufacturers, including Lucerne Foods, one of our top three contract manufacturers that manufactures several of our top selling products. Any of our contract manufacturers could seek to alter its relationship with us. If we need to replace a contract manufacturer, there can be no assurance that additional capacity will be available when required on acceptable terms, or at all.

An interruption in, or the loss of operations at, one or more of our contract manufacturing facilities, which may be caused by work stoppages, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters at one or more of these facilities, could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

The success of our business depends, in part, on maintaining a strong manufacturing platform. We believe there are a limited number of competent, high-quality contract manufacturers in the industry that meet our strict standards, and if we were required to obtain additional or alternative contract manufacturing arrangements in the future, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner or at all. Therefore, the loss of one or more contract manufacturers, any disruption or delay at a contract manufacturer or any failure to identify and engage contract manufacturers for new products could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition. For example, in the past, changing the contract manufacturer for one of our product lines took approximately six months to implement. At present, we do not have back-up contract manufacturers identified for certain of our product lines, and the loss of contract manufacturers for any of these product lines would result in our inability to produce and deliver the products to our customers until we could identify and retain an alternative contract manufacturer and until that contract manufacturer was able to produce the products to our specifications.

Because we rely on a limited number of third-party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities to produce our products.

We rely on a limited number of vendors to supply us with raw materials. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply, pricing or exclusive access to raw materials from these sources. Any of our suppliers could discontinue or seek to alter their relationship with us. For example, we may be adversely affected if they raise their prices, stop selling to us or our contract manufacturers or enter into arrangements that impair their ability provide raw materials for us.

We have a single supplier for the cheese powders used in our products, including macaroni and cheese, cheddar crackers and snack mix. During fiscal 2011, products that contain these cheese powders represented approximately half of our net sales. Any disruption in these supplier relationships would have a material adverse effect on our business.

Events that adversely affect our suppliers could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences.

If we experience significant increased demand for our products, or need to replace an existing supplier, there can be no assurance that additional supplies of raw materials will be available when required on acceptable terms, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards. Even if our existing suppliers are able to expand their capacity to meet our needs or we are able to find new sources of raw materials, we may encounter delays in production, inconsistencies in quality and added costs. Any delays or interruption in, or increased costs of, our supply of raw materials could have an adverse effect on our ability to meet consumer demand for our products and result in lower net sales and profitability both in the short and long term.

We may not be able to protect our intellectual property adequately, which may harm the value of our brand.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademarks, including our “Annie’s®,” “Annie’s Homegrown®,” “Annie’s Naturals®” and “Bernie Rabbit of Approval®” marks, are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We also rely on unpatented proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property, including our trademarks, trade dress, trade secrets and copyrights. We rely on confidentiality agreements and trademark, trade secret and copyright law to protect our intellectual property rights.

Our confidentiality agreements with our employees, and certain of our consultants, suppliers and independent contractors, including some of our contract manufacturers who use our recipes to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our recipes and ingredient formulations have been developed by or with our suppliers and contract manufacturers and are not exclusive to us. Finally, we do not have written confidentiality agreements with all of our contract manufacturers. As a result, we may not be able to prevent others from using our recipes or formulations.

From time to time, third parties have used names or packaging similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. We respond to these actions on a case-by-case basis, including, where appropriate, by sending cease and desist letters and commencing opposition actions and litigation. For example, we recently filed an opposition to a federal trademark registration with the U.S. Patent and Trademark Office that is currently before the Trademark Trial and Appeal Board.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse affect on our business, results of operations and financial condition.

Failure by our suppliers of raw materials or contract manufacturers to comply with food safety, environmental or other laws and regulations may disrupt our supply of products and adversely affect our business.

If our suppliers or contract manufacturers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. For example, the USDA requires that our certified organic products be free of genetically modified organisms, but unavoidable cross-pollination at one of our suppliers may result in genetically modified organisms in our supply chain. In the event of actual or alleged non-compliance, we might be forced to find an alternative supplier or contract manufacturer. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, results of operations and financial condition. Additionally, actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, results of operations and financial condition.

Changes in existing regulations and the adoption of new regulations may increase our costs and otherwise adversely affect our business, results of operations and financial condition.

The manufacture and marketing of food products is highly regulated. We and our suppliers and contract manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the U.S., we are subject to regulation by various government agencies, including the FDA, USDA, Federal Trade Commission, or FTC, Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. We are also regulated outside the United States by the Canadian Food Inspection Agency, as well as Canadian provincial and local agencies. In addition, we are subject to review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division and the Children’s Food and Beverage Advertising Initiative. We could incur costs, including fines, penalties and third-party claims, as a result of any violations of, or liabilities under, such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.

Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations, such as the U.S. Food Safety Modernization Act passed in January 2011, which grants the FDA greater authority over the safety of the national food supply, as well as increased enforcement by government agencies, could result in additional compliance costs and civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations and financial condition.

Our brand and reputation may suffer from real or perceived issues involving the labeling and marketing of our products as “natural.”

Although the FDA and USDA have each issued statements regarding the appropriate use of the word “natural,” there is no single, U.S. government-regulated definition of the term “natural” for use in the food industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against a number of food companies that market “natural” products, asserting false, misleading and deceptive advertising and labeling claims. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Uncertainty as to the ingredients used in our products, regardless of the cause, may have a substantial and adverse effect on our brand and our business, results of operations and financial condition.

We use annatto as a color additive in certain of our products. Although annatto is a natural substance derived from achiote trees, in policy statements the FDA takes the position that annatto is an artificial color additive because it adds a color not normally found in the foods to which it is added. Although we have not received one, the FDA has issued warning letters to some companies selling products labeled as natural that contain annatto stating the labels are false and misleading. If we were forced by the FDA to cease the use of annatto in our products, consumers who demand orange-colored products, particularly macaroni and cheese, could stop buying our products, which would adversely affect our sales.

The loss of independent certification on which we rely for a number of our products could harm our business.

We rely on independent certification of our organic products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Certain of our products could lose their “organic” certification if a contract manufacturing plant becomes contaminated with non-organic materials or if it is not properly cleaned after a production run. The loss of any independent certifications, including for reasons outside of our control, could harm our business.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We periodically change shipping companies, and we could face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

If we do not manage our supply chain effectively, including inventory levels, our operating results may be adversely affected.

The inability of any supplier, independent contract manufacturer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Virtually all of our finished goods inventory is located in one warehouse facility. Any damage or disruption at this facility would have an adverse effect on our business, results of operations and financial condition.

Virtually all of our finished goods inventory is located in one warehouse facility owned and operated by a third party. A natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event at this facility would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our inventory were damaged, we would be unable to meet our contractual obligations and, as a result, our business, results of operations and financial condition would suffer. Additionally, we will be moving to a larger warehouse facility in April 2012 owned and operated by the same third party. Any complications relating to this move may disrupt our ability to deliver our products and could have an adverse effect on our business, results of operations and financial condition.

Fluctuations in our results of operations for our second and fourth fiscal quarters may have a disproportionate effect on our overall financial condition and results of operations.

Our business is subject to seasonal fluctuations that may have a disproportionate effect on our results of operations. Historically, we have realized a higher portion of our net sales, net income and operating cash flows in our second and fourth fiscal quarters due to our customers’ merchandising and promotional activities around the back-to-school and spring seasons. Any factors that harm our second and fourth fiscal quarter operating results, including disruptions in our supply chain, adverse weather or unfavorable economic conditions, may have a disproportionate effect on our results of operations for the entire fiscal year.

In order to prepare for our peak seasons, we must order and maintain higher quantities of inventory than we would carry at other times of the year. As a result, our working capital requirements also fluctuate during the year, increasing in our first and third fiscal quarters in anticipation of our second and fourth fiscal quarters, respectively. Any unanticipated decline in demand for our products during our peak seasons could require us to sell excess inventory at a substantial markdown or write-off goods we are unable to sell, which could diminish our brand and adversely affect our results of operations.

Historical quarter-to-quarter comparisons of our sales and operating results are not necessarily indicative of future fiscal quarter-to-fiscal quarter results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

Failure to retain our senior management may adversely affect our operations.

Our success is substantially dependent on the continued service of certain members of our senior management, including John M. Foraker, our Chief Executive Officer, or CEO. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture, and the reputation we enjoy with suppliers, contract manufacturers, distributors, retailers and consumers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not have employment agreements with our senior executives, other than our CEO, nor do we carry key-person life insurance on them.

If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

We have shifted our personnel from being employed by a professional employer organization to being directly employed by us.

Effective February 1, 2012, our personnel became our direct employees. Prior to that date, a professional employer organization, or PEO, administered our human resources, payroll and employee benefits functions and each person was an employee of record of the PEO. This change requires management to focus on human resource administration, in addition to its other duties, which it did not have to do previously. This new function may distract management from focusing on operations and profitability and could negatively affect our business and results of operations.

We rely on information technology systems and any inadequacy, failure, interruption or security breach of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could have a material adverse effect on our business.

In addition, we sell our products over the internet through third-party websites, including those operated by Alice.com and Amazon.com. The website operations of such third parties may be affected by reliance on third-party hardware and software providers, technology changes, risks related to the failure of computer systems through which these website operations are conducted, telecommunications failures, electronic break-ins and similar disruptions. Furthermore, the ability of our third-party partners to conduct these website operations may be affected by liability for online content and state and federal privacy laws.

Failure to successfully implement our new enterprise resource planning system could impact our ability to operate our business, lead to internal control and reporting weaknesses and adversely affect our results of operations and financial condition.

We are in the process of implementing a new enterprise resource planning information management system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. A delay in such implementation, problems with transitioning to our upgraded system or a failure of our new system to perform as we anticipate may result in transaction errors, processing inefficiencies and the loss of sales, may otherwise disrupt our operations and materially and adversely affect our business, results of operations and financial condition and may harm our ability to accurately forecast sales demand, manage our supply chain and production facilities, fulfill customer orders and report financial and management information on a timely and accurate basis. In addition, due to the systemic internal control features within enterprise resource planning systems, we may experience difficulties that may affect our internal control over financial reporting, which may create a significant deficiency or material weakness in our overall internal controls. We expect to complete the initial implementation of this new system in April 2012. The risks associated with implementation will be greater for us as a newly public company.

An impairment of goodwill could materially adversely affect our results of operations.

We have significant goodwill related to previous acquisitions, which amounted to 45% of our total assets as of December 31, 2011. Goodwill represents the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed. In accordance with GAAP, we test goodwill for impairment annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Future events that may trigger impairment include, but are not limited to, significant adverse change in customer demand, the business climate or a significant decrease in expected cash flows. When impaired, the carrying value of goodwill is written down to fair value. In the event an impairment to goodwill is identified, an immediate charge to earnings would be recorded, which would adversly affect our operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill.”

A major earthquake, tsunami or other natural disaster could seriously disrupt our entire business.

Our corporate offices are located in Berkeley, California, which is traversed by the Hayward Fault, a major branch of the San Andreas Fault, and on the eastern shores of San Francisco Bay. The impact of a major earthquake or tsunami, or both, or other natural disasters in the San Francisco Bay area on our facilities and overall operations is difficult to predict, but such a natural disaster could seriously disrupt our entire business. Our insurance may not adequately cover our losses and expenses in the event of such a natural disaster. As a result, a major earthquake, tsunami or other natural disaster in the San Francisco Bay area could lead to substantial losses.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and we cannot assure you that an active trading market will develop for our stock.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our common stock that you purchase in this offering. Additionally, because we will have a limited number of shares of common stock in our public float, the market for such shares may be illiquid, sporadic and volatile. As a result, there may be extreme fluctuations in the price of shares of our common stock. The initial public offering price for the shares of our common stock will be determined by negotiations among us, Solera and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Our stock price may be volatile or may decline regardless of our operating performance, and you may lose part or all of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly, and such volatility may be exacerbated by our relatively small public float. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	market conditions or trends in the natural and organic packaged food sales industry or in the economy as a whole;

•	seasonal fluctuations;

•	actions by competitors;

•	actual or anticipated growth rates relative to our competitors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC;

•	economic, legal and regulatory factors unrelated to our performance;

•	any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results;

•	changes in financial estimates or recommendations by any securities analysts who follow our common stock;

•	speculation by the press or investment community regarding our business;

•	litigation;

•	changes in key personnel; and

•	future sales of our common stock by our officers, directors and significant stockholders.

In addition, the stock markets, including the New York Stock Exchange, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

After payments to repay certain indebtedness and to Solera, our management will have broad discretion over how to use the remaining net proceeds of this offering and may apply them to uses that ultimately do not improve our operating results or increase the value of your investment.

While we have designated certain amounts of the net proceeds from this offering to repay indebtedness under our credit facility and to pay Solera in connection with the termination of its advisory services agreement with us, we intend to use the remaining net proceeds for working capital and general corporate purposes in furtherance of our business strategy. Accordingly, our management will retain broad discretion to allocate a portion of the net proceeds of this offering. The remaining net proceeds may be applied in ways with which you and other investors in our common stock may not agree. Moreover, our management may use such proceeds for corporate purposes that may not improve our brand loyalty, net sales or profitability or increase the value of your investment. In addition, until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. There is no guarantee that we will find attractive opportunities to deploy any of the remaining net proceeds or any other funds we hold or acquire, and the failure to spend the proceeds effectively or at all may materially adversely affect the value of your investment.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. These sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the consummation of this offering, we will have         shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, the sale of which will be restricted under the Securities Act. In addition, shares subject to outstanding options under our 2004 Plan and pursuant to certain non-plan options and shares reserved for future issuance under our Omnibus Incentive Plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, pursuant to the Amended and Restated Registration Rights Agreement among us, Solera and certain of our other stockholders, dated as of November 14, 2005, some of our stockholders, including Solera, have the right to require us to register under the Securities Act any shares in our company not sold by such stockholders in this offering. See “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.” If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

In connection with this offering, we, our directors and executive officers, the selling stockholders and certain other holders of our outstanding common stock and options have each agreed to certain lock-up restrictions. We and they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days (subject to extension) after the date of this prospectus, except as discussed in “Shares Eligible for Future Sale,” without the prior consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting.”

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

We will continue to be controlled by our sponsor, whose interests may conflict with those of our other stockholders.

Upon the consummation of this offering, funds advised by Solera will hold approximately     % of our voting power, or     % if the underwriters exercise their overallotment option in full. So long as such funds continue to hold, directly or indirectly, shares of common stock representing more than 50% of the voting power of our common stock, Solera will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions, and will have significant control over our management and policies. Solera’s control may have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of Solera may not always coincide with the interests of other stockholders, and Solera may act in a manner that advances its best interests and not necessarily those of our other stockholders.

Any material weaknesses in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business, results of operations, financial condition and stock price.

As a public company, we will be required to file annual and quarterly periodic reports containing our financial statements with the SEC within prescribed time periods. As part of the New York Stock Exchange listing requirements, we will also be required to provide our periodic reports, or make them available, to our stockholders within prescribed time periods. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with the New York Stock Exchange listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements. During the nine months ended December 31, 2011, we corrected an error in the measurement of our convertible preferred stock warrant liability, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Out-of-Period Adjustment.” Upon assessing the impact of this error, management determined that a restatement of our financial statements was not required. If we are required to restate our financial statements in the future for any reason, any specific adjustment may be adverse and may cause our results of operations and financial condition, as restated, to be materially adversely impacted. As a result, we or members of our management could be the subject of adverse publicity, stockholder lawsuits and investigations and sanctions by regulatory authorities, such as the SEC. Any of the above consequences could cause our stock price to decline and could impose significant unanticipated costs on us.

As of each fiscal year end, commencing with the first fiscal year beginning after the effective date of this offering, our management will be required to evaluate our internal controls over financial reporting and to provide to our stockholders in our Annual Report on Form 10-K its assessment of our internal controls over financial reporting. At the same time, our independent registered public accounting firm will be required to evaluate and report on our internal controls over financial reporting in the event we become an accelerated filer or large accelerated filer. To the extent we find material weaknesses or other deficiencies in our internal controls, we may determine that we have ineffective internal controls over financial reporting as of any particular fiscal year end, and we may receive an adverse assessment of our internal controls over financial reporting from our independent registered public accounting firm. Moreover, any material weaknesses or other deficiencies in our internal controls may delay the conclusion of an annual audit or a review of our quarterly financial results. For example, our assessment of the error in the measurement of the convertible preferred stock warrant liability discussed above, a non-cash charge, led to the identification of a significant deficiency in our internal controls. This determination, however, did not result in the finding of a material weakness in our internal controls.

If we are not able to issue our financial statements in a timely manner, or if we are not able to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner, we will not be able to comply with the periodic reporting requirements of the SEC and the listing requirements of the New York Stock Exchange. If these events occur, our common stock listing on the New York Stock Exchange could be suspended or terminated and our stock price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to stockholder lawsuits, which could impose significant additional costs on us, divert management attention and materially harm our business, results of operations, financial condition and stock price.

Some of our operating expenses will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have operated as a private company. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred as a private company. After this offering, we will become obligated to file annual and quarterly information and other reports with the SEC as required by the Securities Exchange Act of 1934, as amended, or the Exchange Act, and applicable SEC rules. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of the New York Stock Exchange, which will impose significant compliance obligations upon us. We will need to institute a comprehensive compliance function, establish internal policies, ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis, utilize outside counsel and accountants in the above activities and establish an investor relations function.

The Sarbanes-Oxley Act of 2002 and the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed increased regulation and disclosure obligations and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. If we do not implement or comply with such requirements in a timely manner, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our stock price to decline.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution.

The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock, which on a pro forma basis was $         per share of our common stock as of December 31, 2011. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding. In addition, you may also experience additional dilution if options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time. See “Dilution.”

Certain provisions of our corporate governance documents and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These include provisions that:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include voting, approval, dividend or other rights or preferences superior to the rights of the holders of our common stock;

•	classify our board of directors into three separate classes with staggered terms;

•

provide that once Solera ceases to own shares representing more than 50% of our total voting power, directors can only be removed for cause or by vote of shares representing 66 2/3% or more of our total voting power;

•	prohibit stockholders from acting by written consent once Solera ceases to beneficially own shares representing more than 50% of our total voting power;

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•

provide that once Solera ceases to own shares representing more than 50% of our total voting power, the stockholders can only adopt, amend or repeal our amended and restated bylaws with the affirmative vote of 66 2/3% or more of our total voting power;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

prohibit stockholders from calling special meetings, except that Solera may call a special meeting until such time as Solera ceases to beneficially own shares representing 35% or more of our total voting power; and

•	provide our board of directors with the sole power to set the size of our board of directors and fill vacancies.

These and other provisions of our amended and restated certificate of incorporation and amended and restated bylaws could delay, defer or prevent us from experiencing a change of control or changes in our board of directors and management and may adversely affect our stockholders’ voting and other rights.

In addition, we will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owning 15% or more of such corporation’s outstanding voting stock for a period of three years following the date on which such stockholder became an “interested” stockholder. In order for us to consummate a business combination with an “interested” stockholder within three years of the date on which the stockholder became “interested,” either (1) the business combination or the transaction that resulted in the stockholder becoming “interested” must be approved by our board of directors prior to the date the stockholder became “interested,” (2) the “interested” stockholder must own at least 85% of our outstanding voting stock at the time the transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the business combination must be approved by our board of directors and authorized by at least two-thirds of our stockholders (excluding the “interested” stockholder). This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares of our common stock. See “Description of Capital Stock—Delaware Anti-Takeover Statute” and “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws.”

If we cannot satisfy or continue to satisfy the New York Stock Exchange’s independent committee requirements, our common stock may be delisted, which would negatively impact the price of our common stock and your ability to sell our common stock.

We have applied to list our common stock on the New York Stock Exchange. We plan to utilize the phase-in provisions afforded new public companies under the New York Stock Exchange rules with respect to the independent committee requirements of the New York Stock Exchange. During the phase-in period, there will be times when we will not have fully independent board committees, which will leave us subject to the control of our existing non-independent directors. Moreover, if we are unable to comply with the independent committee requirements in the time period provided, we could be delisted from the New York Stock Exchange and face significant consequences, including:

•	limited availability for market quotations for our common stock;

•	reduced liquidity with respect to our common stock;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those described in “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS

Assuming an initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $         million after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds to us from this offering to repay $                 of indebtedness outstanding under our credit facility. As of December 31, 2011, we had $13.3 million of indebtedness under our credit facility, which was used to fund dividends paid in fiscal 2012. See “Dividend Policy.” Borrowings under our credit facility bear interest, at our option, at (i) LIBOR (as defined in the credit agreement governing our credit facility) plus 1.5%, (ii) IBOR (as defined in such credit agreement) plus 1.5% or (iii) Prime Rate (as defined in such credit agreement). Although we intend to repay the indebtedness outstanding under our credit facility with a portion of the net proceeds to us from this offering, our $20 million credit facility remains available to us for future borrowings through August 2014 and we may borrow amounts from our credit facility. We also intend to use a portion of the net proceeds to us from this offering to pay $1.3 million to Solera in connection with the termination of its advisory services agreement with us. See “Certain Relationships and Related-Party Transactions—Advisory Services Agreement.” The remaining net proceeds will be available for working capital and general corporate purposes. The amount and timing of actual requirements for working capital or funds for general corporate purposes will depend on numerous factors related to the implementation of our business strategy and product innovation and development. Accordingly, our management will have broad discretion in the application of the balance of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $        , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares that may be sold by the selling stockholders in connection with the exercise of the underwriters’ overallotment option.

DIVIDEND POLICY

During fiscal 2010, we paid cash dividends on our capital stock of $1,961,329 ($         per share) in November 2009 and $1,518,449 ($         per share) in March 2010. During fiscal 2011, we paid cash dividends on our capital stock of $3,037,017 ($         per share) in December 2010 and $9,492,554 ($         per share) in March 2011. Since April 1, 2011, we have paid cash dividends on our capital stock of $1,518,809 ($         per share) in August 2011, $2,279,518 ($         per share) in November 2011 and $9,751,271 ($         per share) in December 2011.

Although we have paid cash dividends on our capital stock from time to time in the past, we currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition and contractual restrictions, including under our revolving credit facility and other indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2011 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) the conversion of all shares of our Series A 2002 convertible preferred stock, Series A 2004 convertible preferred stock and Series A 2005 convertible preferred stock into shares of our common stock immediately prior to the consummation of this offering and (ii) the conversion of our warrant for Series A 2005 convertible preferred stock into a warrant for common stock and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital; and

•

a pro forma as adjusted basis to give further effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering by us as described under “Use of Proceeds.”

The information below is illustrative only and our cash and capitalization following the consummation of this offering will be based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro Forma		Pro Forma as Adjusted
	(in thousands)
Cash	$2,414	$		$

Credit facility	$13,302	$		$

Convertible preferred stock warrant liability	969		—		—

Series A 2002 convertible preferred stock, par value $0.001 per share, 3,802,086 shares authorized, 3,802,084 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	23,374
Series A 2004 convertible preferred stock, par value $0.001 per share, 4,806,000 shares authorized, 4,806,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	30,999
Series A 2005 convertible preferred stock, par value $0.001 per share, 3,738,469 shares authorized, 3,673,469 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	27,000
Preferred stock, par value $0.001 per share, 6,455,531 shares authorized, 6,455,531 shares available for issuance, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—		—		—

	81,373		—		—

Common stock, par value $0.001 per share, 24,000,000 shares authorized, 382,435 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	4,123
Accumulated deficit	(40,758)

Total stockholders’ equity (deficit)	(36,634)

Total capitalization	$59,010	$		$

The number of shares of our common stock outstanding set forth in the table above excludes:

•	shares of our common stock issuable upon the exercise of an outstanding warrant at an exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options outstanding as of , 2012 under our 2004 Plan and certain non-plan options, with a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our Omnibus Incentive Plan, which will be effective upon the consummation of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable to us.

DILUTION

Consolidated net tangible book value per share is determined by dividing (i) our total assets less our goodwill, intangible assets, deferred initial public offering costs, total liabilities and convertible preferred stock by (ii) the number of shares of our common stock outstanding. As of December 31, 2011, we had a negative consolidated net tangible book value of approximately $71.1 million, or $185.90 per share. Our pro forma consolidated net tangible book value as of December 31, 2011 would have been $            , or $             per share, based on the total number of shares of our common stock outstanding as of December 31, 2011, after giving effect to (i) the conversion of all shares of our Series A 2002 convertible preferred stock, Series A 2004 convertible preferred stock and Series A 2005 convertible preferred stock into shares of our common stock and (ii) the conversion of our warrant for Series A 2005 convertible preferred stock into a warrant for common stock and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital immediately prior to the consummation of this offering. Following the sale by us of the             shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the receipt of the net proceeds to us after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted consolidated net tangible book value at December 31, 2011 would have been $            , or $             per share. This represents an immediate increase in pro forma consolidated net tangible book value to existing stockholders of $             per share and an immediate dilution to new investors of $             per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2011	$
Decrease per share attributable to conversion of preferred stock

Pro forma consolidated net tangible book value per share as of December 31, 2011
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma consolidated net tangible book value per share, as adjusted for this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase (decrease) our pro forma consolidated net tangible book value, as adjusted, after this offering by $         and the dilution per share to new investors by $        , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth the number of shares of common stock purchased, the total consideration paid, or to be paid to us, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors in this offering							$

Total		100%		$	100%

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to             shares, or approximately     % (             shares, or approximately     %, if the underwriters exercise their overallotment option in full), and will increase the number of shares to be purchased by new investors to             shares, or approximately     % (             shares, or approximately     %, if the underwriters exercise their overallotment option in full), of the total common stock outstanding after this offering.

The foregoing tables exclude (i)             shares of our common stock issuable upon the exercise of a warrant at an exercise price of $         per share, (ii)             shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2011 under our 2004 Plan and pursuant to certain non-plan options, with a weighted average exercise price of $         per share, and (iii) shares of our common stock reserved for future issuance under our Omnibus Incentive Plan, which will be effective upon the consummation of this offering. To the extent this warrant or these options are exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase (decrease) total consideration paid by new investors by $         and total consideration paid by all stockholders by $        , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended March 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended March 31, 2007 and 2008 have been derived from our audited financial statements that do not appear in this prospectus. The selected consolidated balance sheet data as of March 31, 2007, 2008 and 2009 has been derived from our audited financial statements that do not appear in this prospectus. The consolidated statements of operations data for the nine months ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments that we consider necessary for a fair statement of the financial information. The historical results are not necessarily indicative of the results to be expected for any future periods, and the results for the nine months ended December 31, 2011 should not be considered indicative of results expected for fiscal 2012. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Year ended March 31,					Nine months ended December 31,
	2007	2008	2009	2010	2011	2010	2011
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Net sales	$65,563	$76,751	$93,643	$96,015	$117,616	$81,021	$98,320
Cost of sales	44,648	51,217	64,855	63,083	71,804	50,269	60,034

Gross profit	20,915	25,534	28,788	32,932	45,812	30,752	38,286
Selling, general and administrative expenses	24,863	24,153	25,693	25,323	30,674	20,957	25,206

Income (loss) from operations	(3,948)	1,381	3,095	7,609	15,138	9,795	13,080
Interest expense	(724)	(809)	(1,279)	(1,207)	(885)	(881)	(66)
Other income (expense), net	138	112	(289)	21	155	128	(428)

Income (loss) before provision for (benefit from) income taxes	(4,534)	684	1,527	6,423	14,408	9,042	12,586
Provision for (benefit from) income taxes	11	10	56	400	(5,747)	(5,964)	4,926

Income (loss) from continuing operations	(4,545)	674	1,471	6,023	20,155	15,006	7,660
Loss from discontinued operations(1)	(11,426)	(930)	(579)	—	—	—	—
Loss from sale of discontinued operations(1)	—	—	(1,865)	—	—	—	—

Net income (loss)	$(15,971)	$(256)	$(973)	$6,023	$20,155	$15,006	$7,660

Net income (loss) attributable to common stockholders from continuing operations(2)	$(4,545)	$18	$43	$177	$596	$442	$233
Net loss attributable to common stockholders from discontinued operations(2)	(11,426)	(25)	(72)	—	—	—	—

Net income (loss) attributable to common stockholders(2)	$(15,971)	$(7)	$(29)	$177	$596	$442	$233

Net income (loss) per share attributable to common stockholders—Basic(3)
Continuing operations	$(13.35)	$0.05	$0.12	$0.48	$1.60	$1.19	$0.62
Discontinued operations	(33.56)	(0.07)	(0.20)	—	—	—	—

Total basic net income (loss) per share attributable to common stockholders	$(46.91)	$(0.02)	$(0.08)	$0.48	$1.60	$1.19	$0.62

	Year ended March 31,					Nine months ended December 31,
	2007	2008	2009	2010	2011	2010	2011
	(in thousands, except share and per share amounts)
Net income (loss) per share attributable to common stockholders—Diluted(3)
Continuing operations	$(13.35)	$0.03	$0.07	$0.24	$0.61	$0.47	$0.29
Discontinued operations	(33.56)	(0.07)	(0.20)	—	—	—	—

Total diluted net income (loss) per share attributable to common stockholders	$(46.91)	$(0.04)	$(0.13)	$0.24	$0.61	$0.47	$0.29

Weighted average shares of common stock outstanding used in computing net income (loss) per share attributable to common stockholders—Basic	340,485	342,671	372,085	372,162	372,675	372,581	376,970

Weighted average shares of common stock outstanding used in computing net income (loss) per share attributable to common stockholders—Diluted	340,485	545,604	618,303	725,838	969,163	934,843	797,940

Dividends per common share	$—	$—	$—	$0.28	$0.99	$0.24	$1.07

	Year ended March 31,					Nine months ended December 31,
	2007	2008	2009	2010	2011	2010	2011
	(in thousands)
Other Financial Data:
EBITDA(4)	$(14,969)	$815	$728	$7,975	$15,787	$10,292	$13,230
Adjusted EBITDA(4)	(3,024)	2,710	4,407	9,277	16,560	10,871	14,608

	As of March 31,					As of December 31, 2011
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$2,468	$3,131	$3,693	$8,550	$7,333	$2,414
Working capital	5,425	9,137	13,195	16,538	13,035	16,943
Total assets	54,573	60,914	53,612	58,794	67,261	68,218
Total debt(5)	5,954	10,516	5,713	5,856	—	13,302
Convertible preferred stock warrant liability	—	—	—	—	—	969
Convertible preferred stock	81,373	81,373	81,373	81,373	81,373	81,373
Total stockholders’ deficit	(42,530)	(41,481)	(41,620)	(38,173)	(30,148)	(36,634)

(1)	In November 2008, we sold Fantastic, a manufacturer of instant soups and packaged meals, to an unrelated third party for $1.7 million, net of working capital adjustments. We considered Fantastic a business component, and thus, the results of operations of Fantastic are separately reported as discontinued operations in fiscal 2007, 2008 and 2009. The loss on sale of Fantastic is reported as a loss on sale of discontinued operations in fiscal 2009. We account for goodwill, which represents the excess of purchase price over fair value of net assets acquired, and test for impairment at least annually. The results of our fiscal 2007 annual impairment test resulted in an impairment charge of $10.8 million to reduce the carrying value of Fantastic. The impairment charge recorded in fiscal 2007 is included within the loss from discontinued operations.

(2)	Net income (loss) attributable to common stockholders was allocated using the two-class method since our capital structure includes common stock and convertible preferred stock with participating rights. Under the two-class method, we reduced income from continuing operations by (i) the dividends paid to convertible preferred stockholders and (ii) the rights of the convertible preferred stockholders in any undistributed earnings based on the relative percentage of weighted average shares of outstanding convertible preferred stock to the total number of weighted average shares of outstanding common and convertible preferred stock. Under the two-class method, during any period in which we had a loss from continuing operations, the loss from the continuing operations and the loss from the discontinued operations were attributed only to the common stockholders. However, during any period in which we had income from continuing operations, the income from continuing operations and the loss from discontinued operations were allocated between the common and preferred stockholders under the two-class method.
(3)	For the calculation of basic and diluted income (loss) per share see notes 2 and 14 to our consolidated financial statements included elsewhere in this prospectus.
(4)	EBITDA and Adjusted EBITDA are not financial measures prepared in accordance with GAAP. As used herein, EBITDA represents net income (loss) plus interest expense, provision for (benefit from) income taxes and depreciation and amortization. As used herein, Adjusted EBITDA represents EBITDA plus loss from discontinued operations, loss from sale of discontinued operations, management fees, stock-based compensation and change in fair value of convertible preferred stock warrant liability.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net income (loss) set forth below, provides a more complete understanding of our business than could be obtained absent this disclosure. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales and cash flows from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our core operating performance and to compare our performance to that of our peers and competitors.

EBITDA and Adjusted EBITDA are presented because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash depreciation and amortization expenses and, in the case of Adjusted EBITDA, the adjustments described above.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income (loss), income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense, or the cash requirements necessary to service interest or principal payments, associated with indebtedness;

•

depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in, or cash requirements for, our working capital needs.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), which is the most directly comparable financial measure presented in accordance with GAAP.

	Year ended March 31,					Nine months ended December 31,
	2007	2008	2009	2010	2011	2010	2011
	(in thousands)
Net income (loss)	$(15,971)	$(256)	$(973)	$6,023	$20,155	$15,006	$7,660
Interest expense	724	809	1,279	1,207	885	881	66
Provision for (benefit from) income taxes	11	10	56	400	(5,747)	(5,964)	4,926
Depreciation and amortization	267	252	366	345	494	369	578

EBITDA	(14,969)	815	728	7,975	15,787	10,292	13,230
Loss from discontinued operations	11,426	930	579	—	—	—	—
Loss from sale of discontinued operations	—	—	1,865	—	—	—	—
Management fee(a)	200	300	400	400	400	300	450
Stock-based compensation(b)	319	665	835	902	373	279	390
Change in fair value of convertible preferred stock warrant liability(c)	—	—	—	—	—	—	538

Adjusted EBITDA	$(3,024)	$2,710	$4,407	$9,277	$16,560	$10,871	$14,608

(a)	Represents management fees payable to Solera pursuant to an agreement that will terminate upon the consummation of this offering in exchange for a payment of $1.3 million.
(b)	Represents non-cash, stock-based compensation expense.
(c)	Represents the remeasurement to fair value of a warrant to purchase 65,000 shares of our convertible preferred stock. See note 9 to our consolidated financial statements included elsewhere in this prospectus.
(5)	Total debt includes the outstanding principal balance of our term loan and outstanding borrowings on our revolving credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Financial Data.”

Overview

Annie’s, Inc. is a rapidly growing natural and organic food company with a widely recognized brand, offering consumers great-tasting products in large packaged foods categories. We sell premium products made from high-quality ingredients at affordable prices. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers.

Our loyal and growing consumer following has enabled us to migrate from our natural and organic roots to a brand sold across the mainstream grocery, mass merchandiser and natural retailer channels. Today, we offer over 125 products and are present in over 25,000 retail locations in the United States and Canada.

Our net sales are derived primarily from the sale of meals, snacks, dressings, condiments and other products under the Annie’s Homegrown and Annie’s Naturals brand names. We have experienced strong growth, driven by our meals and snacks categories, resulting from our focus on supporting our best-selling items and the introduction of new products in these categories. We have reduced our offerings in our dressings and condiments lines, which has resulted in lower sales in that category. Sales are reported net of estimated product returns, spoils, slotting and sales and promotion incentives.

Gross profit is net of cost of sales, which consists of the costs of ingredients in the manufacture of products, contract manufacturing fees, packaging costs and in-bound freight charges. Ingredients account for the largest portion of the cost of sales followed by contract manufacturing fees and packaging.

Our selling, general and administrative expenses consist primarily of marketing and advertising expenses, freight and warehousing, wages, related payroll and employee benefit expenses, including stock-based compensation, commissions to outside sales representatives, legal and professional fees, travel expenses, other facility related costs, such as rent and depreciation, and consulting expenses. The primary components of our marketing and advertising expenses include trade advertising, in-store promotions, consumer promotions, display fixtures, sales data, consumer research and search engine and digital advertising.

Trends and Other Factors Affecting Our Business

Net Sales

The following trends in our business have driven top-line growth over the past three years:

•	our increased penetration of the mainstream grocery and mass merchandiser channels;

•

our continued innovation, including adding new flavors and sizes to existing lines and introducing new product lines, including organic fruit snacks and organic snack mix in fiscal 2009 and organic granola bars and pretzels in fiscal 2011; and

•	greater consumer demand for natural and organic food products and increasing awareness of the Annie’s brand and our offerings.

Over the past three years, we have significantly increased both the number of retail locations where our products can be found and the number of our products found in individual stores. From time to time, we review our product lines to remove items not meeting our sales or profitability expectations and to make room for new products. We expect that increasing penetration of the mainstream grocery and mass merchandiser channels, combined with greater brand awareness, new product introductions and line extensions and favorable consumer trends, will continue to fuel our sales growth in all channels.

In addition, we have historically sold our products both direct to retailers and through distributors. Over the past three years, the percentage of sales made direct to retailers has increased, primarily driven by increased volume with mass merchandisers such as Target and Costco.

Gross Profit

Over the past three years, despite increasing volatility in commodity prices, we have successfully increased our gross margin each year through a combination of commodity management practices, productivity improvements, cost reductions in our supply chain and price increases.

We purchase finished products from our contract manufacturers. With an industry-wide commodity cost escalation starting in fiscal 2008, we became more directly involved in the sourcing of the ingredients for our products. This allowed us to consolidate ingredient sourcing across contract manufacturers in order to negotiate more favorable pricing on ingredients and, in some cases, to lock in ingredient pricing for typically six to nine months through forward price contracts. We have increased the percentage of our cost of sales represented by these contracted ingredients from an estimated 5% in fiscal 2008 to an estimated 25% in fiscal 2012. These efforts mitigated the impact of volatile and increasing commodity costs on our business. We plan to continue to expand our portfolio of contracted ingredients and utilize forward price contracts to allow us sufficient time to respond to changes in our ingredient costs over time.

Over the past three years, we have invested significant time and energy to improve gross margins and achieve permanent cost reductions and productivity improvements in our supply chain. These efficiency projects have focused on selecting more cost-effective contract manufacturers, negotiating lower tolling fees, consolidating in-bound freight, leveraging warehouse expense and reducing ingredient and packaging costs through increased volume buys, contract consolidation and price negotiation. To further drive these initiatives, we plan to selectively invest capital for the purchase of equipment to be used by certain of our contract manufacturers to drive down costs, improve throughput and improve product quality. We expect to invest approximately $2.0 to $2.5 million annually over the next few years to support these initiatives, which will drive capital expenditures significantly above historical levels.

Our gross margins have also benefited from the impact of price increases taken over the past three years. We typically effect new pricing to our customers annually or semi-annually. We consider many factors when evaluating pricing action, including cost of sales increases, competitive pricing strategy and the price-value equation to our consumers. We have demonstrated our ability to execute price increases to cover increasing ingredient costs, driven by our strong brand loyalty and our perceived value relative to competitive products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales has decreased slightly over the past three years driven by lower freight and warehousing costs, offset by increasing general and administrative expenses. Selling and marketing expenses have remained relatively flat as a percentage of net sales but are expected to increase in the future as we invest to support new product releases and drive greater brand awareness, attract new customers and increase household penetration.

Over the past three years, we have significantly reduced our freight and warehousing costs as a percentage of net sales, which are reflected in our selling, general and administrative expenses. This has been primarily due to an increase in the proportion of orders that are picked up by customers from our warehouse at their expense. The freight charges for such pickups reduce net sales with a corresponding reduction in our freight expense recorded in selling, general and administrative expenses. We have also reduced our warehouse costs due to labor savings driven by productivity improvements in our third-party warehouse.

We continue to increase headcount, particularly in the sales, marketing and finance departments, to support growth. We continue to invest in product development to support innovation and fuel sales growth and in information technology, including our new enterprise resource planning system that we expect to complete the initial implementation of in April 2012, to support our growth. We expect our selling, general and administrative expenses to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company. After this offering, we expect to incur incremental annual costs related to operating as a public company in the range of $1.5 to $2.0 million.

Discontinued Operations

Our consolidated financial statements of operations account for Fantastic as discontinued operations for fiscal 2009. Unless otherwise indicated, the management discussion and analysis of financial condition and results of operations relate solely to the discussion of our continuing operations.

Results of Operations

The following table sets forth selected items in our statements of operations in dollars and as a percentage of net sales for the periods presented:

	Year ended March 31,						Nine months ended December 31,
	2009		2010		2011		2010		2011
	(dollars in thousands)
Net sales	$93,643	100.0%	$96,015	100.0%	$117,616	100.0%	$81,021	100.0%	$98,320	100.0%
Cost of sales	64,855	69.3	63,083	65.7	71,804	61.0	50,269	62.0	60,034	61.1

Gross profit	28,788	30.7	32,932	34.3	45,812	39.0	30,752	38.0	38,286	38.9
Selling, general and administrative expenses	25,693	27.4	25,323	26.4	30,674	26.1	20,957	25.9	25,206	25.6

Income from operations	3,095	3.3	7,609	7.9	15,138	12.9	9,795	12.1	13,080	13.3
Interest expense	(1,279)	(1.4)	(1,207)	(1.3)	(885)	(0.8)	(881)	(1.1)	(66)	(0.1)
Other income (expense), net	(289)	(0.3)	21	0.0	155	0.1	128	0.2	(428)	(0.4)

Income before provision for (benefit from) income taxes	1,527	1.6	6,423	6.7	14,408	12.2	9,042	11.2	12,586	12.8
Provision for (benefit from) income taxes	56	0.0	400	0.4	(5,747)	(4.9)	(5,964)	(7.4)	4,926	5.0

Net income from continuing operations	1,471	1.6	6,023	6.3	20,155	17.1	15,006	18.5	7,660	7.8
Loss from discontinued operations	(579)	(0.6)	—	—	—	—	—	—	—	—
Loss on sale of discontinued operations	(1,865)	(2.0)	—	—	—	—	—	—	—	—

Net income (loss)	$(973)	(1.0)%	$6,023	6.3%	$20,155	17.1%	$15,006	18.5%	$7,660	7.8%

The following table sets forth net sales by product category in dollars and as a percentage of net sales:

	Year ended March 31,						Nine months ended December 31,
	2009		2010		2011		2010		2011
	(dollars in thousands)
Product Categories:
Meals	$42,327	45%	$43,838	46%	$49,168	42%	$33,868	41%	$41,411	42%
Snacks	21,757	23	27,252	28	44,687	38	30,827	38	40,461	41
Dressings, condiments and other	29,559	32	24,925	26	23,761	20	16,326	21	16,448	17

Total	$93,643	100%	$96,015	100%	$117,616	100%	$81,021	100%	$98,320	100%

Nine Months Ended December 31, 2011 Compared to Nine Months Ended December 31, 2010

Net Sales

Net sales increased $17.3 million, or 21.4%, to $98.3 million for the nine months ended December 31, 2011, from $81.0 million for the nine months ended December 31, 2010. This increase reflects a $9.6 million, $7.5 million and $0.1 million increase in net sales of snacks, meals and dressings, condiments and other, respectively. The increase in snacks was attributed primarily to growth in fruit snacks, granola bars and snack mixes, which generated an estimated increase in net sales of $4.2 million, $2.2 million and $1.8 million, respectively. The increase in meals was driven by strong growth in the macaroni and cheese product line. Distribution gains also contributed to net sales growth, primarily in the mainstream grocery and mass merchandiser channels. Net sales increased an estimated $9.1 million, $6.0 million and $2.2 million for the nine months ended December 31, 2011 in the mass merchandiser, mainstream grocery and natural channels, respectively. The net sales increase was primarily driven by volume combined with slightly higher average selling prices to offset rising commodity costs.

Gross Profit

Gross profit increased $7.5 million, or 24.5%, to $38.3 million for the nine months ended December 31, 2011, from $30.8 million for the nine months ended December 31, 2010. Gross profit as a percentage of net sales, or gross margin, increased 0.9 percentage points to 38.9% for the nine months ended December 31, 2011, from 38.0% for the nine months ended December 31, 2010. The increase in net sales was the primary driver of the increase in gross profit. Cost reduction initiatives also contributed to the higher gross profit, although to a lesser extent than higher net sales. Higher commodity and other cost of sales were offset by price increases. The small increase in gross margin was achieved as a result of cost reduction initiatives, primarily the negotiation of lower tolling fees from a key contract manufacturer.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.2 million, or 20.3%, to $25.2 million for the nine months ended December 31, 2011, from $21.0 million for the nine months ended December 31, 2010. This increase was due primarily to a $1.6 million increase in wages and salary expense, due to increasing headcount to support our growth, a $0.8 million increase in advertising and marketing expenses, a $0.4 million increase in sales commission expenses resulting from increased net sales and a $0.4 million increase in other expenses. As a percentage of net sales, selling, general and administrative expenses decreased 0.3 percentage points to 25.6% for the nine months ended December 31, 2011, from 25.9% for the nine months ended December 31, 2010.

Income from Operations

As a result of the factors above, income from operations increased $3.3 million, or 33.5%, to $13.1 million for the nine months ended December 31, 2011, from $9.8 million for the nine months ended December 31, 2010. Income from operations as a percentage of net sales increased 1.2 percentage points to 13.3% for the nine months ended December 31, 2011, from 12.1% for the nine months ended December 31, 2010.

Interest Expense

Interest expense for the nine months ended December 31, 2011 decreased to $66,000, from $0.9 million for the nine months ended December 31, 2010. Interest expense in fiscal 2010 consisted of expense related to the term loan that was paid off in August 2010 and expense related to borrowings on our revolving line of credit. Interest expense for the nine months ended December 31, 2011 had a minimal impact on our results because our borrowings under our line of credit occurred towards the end of the third quarter of fiscal 2012.

Other Income (Expense), Net

Other income (expense), net for the nine months ended December 31, 2011 decreased $0.5 million to $0.4 million in expense, from $0.1 million in income for the nine months ended December 31, 2010. Other income (expense), net reflects a loss related to the remeasurement of our convertible preferred stock warrant liability offset by royalty income from the fiscal 2009 sale of Fantastic.

Provision for Income Taxes

Our provision for income taxes was $4.9 million for the nine months ended December 31, 2011 compared to a benefit of $6.0 million for the nine months ended December 31, 2010. The benefit for the nine months ended December 31, 2010 was the result of a reversal of our valuation allowance on net deferred tax assets of $11.3 million net of a provision for income taxes related to earnings for the period.

As of March 31, 2009 and 2010, we recorded a valuation allowance for the full amount of the net deferred tax assets as we had assessed our cumulative loss position and determined that the future benefits were not more likely than not to be realized as of these dates. Due to our profitability during fiscal 2011 and projected operating results, we determined during fiscal 2011 that it was more likely than not that the deferred tax assets would be realized, and we therefore released substantially all of the valuation allowance. This resulted in our recording a tax benefit during the nine months ended December 31, 2010.

Our effective tax rate for the nine months ended December 31, 2011 was 39.1% and differs from the federal statutory rate primarily due to state income taxes. The effective tax rate for the nine months ended December 31, 2011 is not comparable to the rate for the nine months ended December 31, 2010 primarily due to the valuation allowance reversal recorded in the nine months ended December 31, 2010.

Net Income

As a result of the factors above, net income decreased $7.3 million, or 49.0%, to $7.7 million for the nine months ended December 31, 2011 from $15.0 million for the nine months ended December 31, 2010.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net Sales

Net sales increased $21.6 million, or 22.5%, to $117.6 million in fiscal 2011 compared to $96.0 million in fiscal 2010. This increase reflects a $17.4 million increase in snacks and a $5.3 million increase in meals, offset by a $1.1 million decrease in dressings, condiments and other. Growth in the snack category was driven by strong growth across all of our snack lines including fruit snacks, snack mix, crackers, grahams and variety snack packs, which generated an estimated increase in net sales of $6.9 million, $2.9 million, $2.7 million, $2.3 million and $1.5 million, respectively. In addition, the introduction of our granola bars and pretzel lines generated an estimated increase in net sales of $1.1 million. Growth in meals was primarily driven by strong performance in our macaroni and cheese product line. We experienced net sales growth in all distribution channels, with estimated growth in the mass merchandiser and mainstream grocery channels of $13.4 million and $6.1 million, respectively. The net sales increase was predominantly driven by volume, with a small amount of the increase due to product mix which drove higher average unit prices.

Gross Profit

Gross profit increased $12.9 million, or 39.1%, to $45.8 million in fiscal 2011 from $32.9 million in fiscal 2010. Gross margin increased 4.7 percentage points to 39.0% in fiscal 2011 from 34.3% in fiscal 2010. The increase in net sales was the primary driver of the increase in gross profit. Lower commodity costs, cost reduction initiatives and product mix also contributed to the higher gross profit but to a lesser extent than the higher net sales. Average selling prices were only marginally higher in fiscal 2011 than in fiscal 2010. The increase in gross margin was driven by the combination of lower commodity costs, cost reduction initiatives and product mix. Cost reduction initiatives included reductions in ingredient, tolling, freight and packaging costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $5.4 million, or 21.1%, to $30.7 million in fiscal 2011 from $25.3 million in fiscal 2010. This increase was due primarily to a $2.3 million increase in payroll expense, due to increasing headcount during the year to support our growth. This increase was also a result of a $1.2 million increase in marketing and advertising expenses, a $0.8 million increase in research and development expense to support product innovation, a $0.7 million increase in sales commission and freight and warehousing expenses resulting from increased net sales and a $0.4 million increase in other expenses. As a percentage of net sales, selling, general and administrative expenses decreased 0.3 percentage points to 26.1% in fiscal 2011, from 26.4% in fiscal 2010.

Income from Operations

As a result of the factors above, income from operations increased $7.5 million, or 98.9%, to $15.1 million in fiscal 2011 from $7.6 million in fiscal 2010. Income from operations as a percentage of net sales increased 5.0 percentage points to 12.9% in fiscal 2011, from 7.9% in fiscal 2010.

Interest Expense

Interest expense decreased $0.3 million to $0.9 million in fiscal 2011 from $1.2 million in fiscal 2010. The decrease in interest expense was primarily due to lower interest expense in fiscal 2011 related to the term loan, combined with decreased borrowings under our credit facility in fiscal 2011.

Other Income (Expense), Net

Other income (expense), net increased to $0.2 million in income in fiscal 2011 from $21,000 in income in fiscal 2010 due to higher royalty income from Fantastic.

Provision for Income Taxes

Our provision for income taxes was a tax benefit of $5.7 million in fiscal 2011 compared to an expense of $0.4 million in fiscal 2010 due to the reversal of the valuation allowance on net deferred tax assets net of a provision for income taxes on period earnings described above. Our effective tax rate for fiscal 2011 and fiscal 2010 was (39.9%) and 6.2%, respectively.

Net Income

As a result of the factors above, net income increased $14.1 million, or 234.6%, to $20.2 million in fiscal 2011 compared to $6.0 million in fiscal 2010.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net Sales

Net sales increased $2.4 million, or 2.5%, to $96.0 million in fiscal 2010 from $93.6 million in fiscal 2009. The primary drivers of the slower growth rate in fiscal 2010 were a $3.2 million reduction in net sales to a mass merchandiser due to our decision to eliminate certain lower-margin programs and the decision of our principal distributor for the natural retailer channel to significantly reduce warehouse inventories on hand. We experienced growth in both snacks and meals, which increased $5.5 million and $1.5 million, respectively. Snack growth was driven by strong growth in the fruit snacks and snack mix lines, which generated an estimated increase in net sales of $4.3 million and $1.0 million, respectively. Net sales in our dressings, condiments and other category decreased by $4.6 million from fiscal 2009 to fiscal 2010 primarily driven by products that were discontinued. We experienced an estimated $4.4 million net sales growth in the mainstream grocery channel, while the natural retailer channel held relatively flat and sales to mass merchandisers decreased. The net sales increase was driven by higher average selling prices and product mix, partially offset by lower volume.

Gross Profit

Gross profit increased $4.1 million, or 14.4%, to $32.9 million in fiscal 2010 from $28.8 million in fiscal 2009. Gross margin increased 3.6 percentage points to 34.3% in fiscal 2010 from 30.7% in fiscal 2009. The primary driver of the increase in gross profit was higher average selling prices. Product mix and cost reduction initiatives also contributed to the increase in gross profit, but to a lesser extent than the higher pricing. While some of our major commodity costs decreased in fiscal 2010, our overall product costs increased slightly, driven primarily by significant cost increases in our dressings and condiments business. The increase in gross margin was a result of the reduction in lower-margin programs for mass merchandisers in fiscal 2010, a reduction in commodity prices in fiscal 2010 and cost reduction initiatives. Higher average selling prices resulted from the annualization of a price increase in fiscal 2009 and a mid-fiscal 2010 price increase to offset higher product costs. Cost reduction initiatives achieved in fiscal 2010 included several changes to reduce contract manufacturing fees and the consolidation and management of in-bound freight.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $0.4 million, or 1.4%, to $25.3 million in fiscal 2010 from $25.7 million in fiscal 2009. This decrease was due primarily to a $1.3 million decrease in freight and warehouse expense, driven by a shift towards customer pickups, combined with a $0.3 million decrease in other expenses, offset by a $0.7 million increase in professional services and a $0.5 million increase in research and development expenses. As a percentage of net sales, selling, general and administrative expenses decreased 1.0 percentage points to 26.4% in fiscal 2010 from 27.4% in fiscal 2009.

Income from Operations

As a result of the factors above, income from operations increased $4.5 million, or 145.9%, to $7.6 million in fiscal 2010 compared to $3.1 million in fiscal 2009. Income from operations as a percentage of net sales increased 4.6 percentage points to 7.9% in fiscal 2010 from 3.3% in fiscal 2009.

Interest Expense

Interest expense in fiscal 2010 was $1.2 million compared to $1.3 million in fiscal 2009, driven by decreased borrowings under our credit facility in fiscal 2010 offset by higher interest expense on our term loan.

Other Income (Expense), Net

Other income (expense), net, increased from other expense of $0.3 million to other income of $21,000 in fiscal 2010 due to higher royalty income from Fantastic.

Provision for Income Taxes

Our provision for income taxes was $0.4 million in fiscal 2010 compared to $0.1 million in fiscal 2009. Our effective tax rate for fiscal 2010 and fiscal 2009 was 6.2% and 3.6% respectively.

Loss from Discontinued Operations and Sale of Discontinued Operations

Loss from discontinued operations and loss from the sale of discontinued operations in fiscal 2009 was $0.6 million and $1.9 million, respectively, as a result of the sale of Fantastic in fiscal 2009. There were no comparable losses in fiscal 2010.

Net Income

As a result of the factors above, net income increased $7.0 million to $6.0 million in fiscal 2010 from a loss of $1.0 million in fiscal 2009.

Seasonality

Historically, we have experienced greater net sales in the second and fourth fiscal quarters than in the first and third fiscal quarters due to our customers’ merchandising and promotional activities around the back-to-school and spring seasons. Concurrently, inventory levels and working capital requirements increase during the first and third fiscal quarters of each fiscal year to support higher levels of net sales in the subsequent quarters. We anticipate that this seasonal impact on our net sales and working capital is likely to continue. In fiscal 2011, 27.5% and 31.1% of our net sales, 27.1% and 32.9% of our gross profit and 31.8% and 35.3% of our operating income were generated in the second and fourth fiscal quarters, respectively. Accordingly, our results of operations for any particular quarter are not indicative of the results we expect for the full year.

Quarterly Results

The following unaudited quarterly consolidated statement of operations data for the nine quarters ended December 31, 2011 has been prepared on a basis consistent with our audited annual consolidated financial statements and includes, in the opinion of management, all normal recurring adjustments necessary for a fair statement of the financial information contained herein. The following quarterly data should be read together with our consolidated financial statements included elsewhere in this prospectus.

	Quarter Ended
	FY2010		FY2011				FY2012
	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands, except for share and per share amounts)
Net sales	$21,986	$29,347	$24,053	$32,315	$24,653	$36,594	$28,610	$38,872	$30,838
Cost of sales	14,384	18,310	15,059	19,914	15,296	21,535	17,022	24,737	18,275

Gross profit	7,602	11,037	8,994	12,401	9,357	15,059	11,588	14,135	12,563
Selling, general and administrative expenses	6,596	6,418	6,160	7,583	7,214	9,717	8,303	8,056	8,847

Income from operations	1,006	4,619	2,834	4,818	2,143	5,342	3,285	6,079	3,716
Interest expense	(302)	(335)	(326)	(547)	(8)	(4)	(18)	(23)	(25)
Other income (expense), net	15	16	41	57	30	27	(484)	13	43

Income before provision for (benefit from) income taxes	719	4,300	2,549	4,328	2,165	5,365	2,783	6,069	3,734
Provision for (benefit from) income taxes	45	268	103	(6,183)	116	216	971	2,453	1,502

Net income	$674	$4,032	$2,446	$10,511	$2,049	$5,149	$1,812	$3,616	$2,232

Net income per share attributable to common stockholders	$20	$119	$72	$310	$61	$153	$54	$107	69

Net income per share attributable to common stockholders—Basic	$0.05	$0.32	$0.19	$0.83	$0.17	$0.41	$0.14	$0.29	0.18

Net income per share attributable to common stockholders—Diluted	$0.03	$0.14	$0.08	$0.33	$0.06	$0.15	$0.05	$0.13	0.08

Weighted average shares of common stock outstanding used in computing net income per share attributable to common stockholders—Basic	372,185	372,185	372,372	372,685	372,685	372,963	375,185	375,226	380,478

Weighted average shares of common stock outstanding used in computing net income per share attributable to common stockholders—Diluted	729,751	837,864	861,684	927,368	993,598	1,032,656	997,642	821,700	837,270

Liquidity and Capital Resources

Our primary cash needs are working capital and capital expenditures. Historically, we have generally financed these needs with operating cash flows and borrowings under our credit facility.

Our cash balance decreased by $4.9 million during the nine months ended December 31, 2011. Our working capital was $16.9 million at December 31, 2011, an increase of $3.9 million from $13.0 million at the end of fiscal 2011. The increase was due principally to a $8.5 million decrease in accounts payable and a $3.8 million increase in inventory, offset by a $3.3 million decrease in accounts receivable, net, and a $0.7 million increase in accrued liabilities.

We typically take advantage of accelerated payment discounts offered to us by our vendors, usually 1% for net-10 payment. However, in the past we have significantly extended payables terms in February and March in order to pay down our credit facility and maximize cash balances at fiscal year end, thereby driving up our accounts payable balance at fiscal year end. We would then reduce our accounts payable in the first fiscal quarter of each year to reverse the increase in the prior quarter. This practice increased the use of cash from operating activities for the nine months ended December 31, 2011 and December 31, 2010. Given our operating cash flows and the desire to take advantage of discounts available to us, we plan to discontinue this practice.

The following table sets forth, for the periods indicated, our beginning balance of cash, net cash flows provided by (used in) operating, investing and financing activities and our ending balance of cash:

	Year ended March 31,			Nine months ended December 31,
	2009	2010	2011	2010	2011
	(in thousands)
Cash at beginning of period	$3,131	$3,693	$8,550	$8,550	$7,333
Net cash provided by (used in) operating activities	4,204	9,127	18,238	4,314	(771)
Net cash provided by (used in) investing activities	1,371	(502)	(886)	(409)	(1,504)
Net cash used in financing activities	(5,013)	(3,768)	(18,569)	(9,091)	(2,644)

Cash at end of period	$3,693	$8,550	$7,333	$3,364	$2,414

Net Cash Provided by (Used in) Operating Activities. Cash from operating activities consists primarily of net income adjusted for certain non-cash items (depreciation and amortization, benefit from deferred income taxes, amortization of debt discount, stock-based compensation expense, allowances for trade discounts and other, inventory reserves, loss on disposal of property and equipment, loss on sale of discontinued operations and change in fair value of convertible stock warrant liability and amortization of deferred financing costs) and the effect of changes in working capital and other activities.

For the nine months ended December 31, 2011, net cash used in operating activities was $0.8 million and consisted of net income of $7.7 million plus $0.7 million for non-cash items, less $9.2 million for working capital and other activities. Working capital and other activities consisted primarily of a decrease in accounts payable of $9.2 million, an increase in inventory of $3.8 million and a $0.5 million increase in prepaid expenses and other current and non-current assets, partially offset by a decrease in accounts receivable of $3.7 million and an increase of $0.6 million in accrued expenses and other non-current liabilities. The decrease in accounts payable was a result of paying down outstanding vendor balances that remained unpaid at fiscal year end. The higher accounts receivable was driven by year-over-year net sales growth.

For the nine months ended December 31, 2010, net cash provided by operating activities was $4.3 million and consisted of net income of $15.0 million less $5.3 million for non-cash items, which reflected a $6.3 million increase in deferred tax assets driven by the reversal of our valuation allowance, less $5.4 million for working capital and other activities. Working capital and other activities consisted primarily of a decrease in accounts payable of $6.7 million driven by high fiscal year end vendor balances and an increase in inventory of $5.2 million, partially offset by a decrease in accounts receivable of $5.1 million and an increase of $2.2 million in accrued expenses and other non-current liabilities.

In fiscal 2011, net cash provided by operating activities was $18.2 million and consisted of net income of $20.2 million, less $3.3 million for non-cash items, which included a $7.1 million increase in deferred tax assets and a $2.5 million increase in trade discount allowances, plus $1.3 million for working capital and other activities. Working capital and other activities consisted primarily of increases in accounts payable of $3.7 million and in accrued liabilities of $2.6 million, partially offset by increases in accounts receivable of $3.0 million and in inventory of $1.6 million. Higher accounts receivable was driven by year-over-year sales growth. The increase in inventory was due to higher ingredient costs and finished goods inventory in new snack categories.

In fiscal 2010, net cash provided by operating activities was $9.1 million and consisted of net income of $6.0 million, plus $1.9 million for non-cash items, plus $1.2 million for working capital and other activities. Non-cash items consisted primarily of share-based compensation, depreciation and amortization. Working capital and other activities consisted primarily of an increase in accounts payable of $2.6 million and a decrease in inventory of $0.7 million, partially offset by an increase in accounts receivable of $1.2 million and a decrease in accrued liabilities of $0.8 million.

In fiscal 2009, net cash provided by operating activities was $4.2 million and consisted of net loss of $1.0 million, plus $5.3 million for non-cash items, less $0.1 million for working capital and other activities. Non-cash items consisted primarily of loss on sale of discontinued operations, an increase in allowances for trade discounts and share-based compensation. Working capital and other activities consisted primarily of a decrease in accounts payable of $1.7 million and an increase in accounts receivable of $1.5 million, partially offset by increases in inventory of $1.6 million and accrued liabilities of $1.5 million.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities relates primarily to capital expenditures. Net cash used in investing activities was $1.5 million and $0.4 million for the nine months ended December 31, 2011 and 2010, respectively, and reflected the purchase of property and equipment. Net cash used in investing activities in fiscal 2011 was $0.9 million and reflected the purchase of property and equipment. Net cash used in investing activities in fiscal 2010 was $0.5 million and consisted of $0.4 million in purchases of property and equipment and a $0.2 million purchase of an intangible asset, offset by $0.1 million in restricted cash. Net cash provided by investing activities was $1.4 million in fiscal 2009 and consisted of proceeds from sale of discontinued operations of $1.7 million, partially offset by $0.3 million in capital expenditures.

Net Cash Used in Financing Activities. Net cash used in financing activities was $2.6 million for the nine months ended December 31, 2011, which consisted of $13.6 million in cash dividend payments made to stockholders, $1.8 million in payments of initial public offering costs and a $0.6 million stock option repurchase partially offset by proceeds of $13.3 million from borrowings under our credit facility. Net cash used in financing activities was $9.1 million for the nine months ended December 31, 2010, which consisted primarily of the $6.0 million repayment of a term loan in connection with the August 2010 credit facility refinancing and $3.0 million in cash dividend payments to stockholders. Net cash used in financing activities was $18.6 million, $3.8 million, and $5.0 million in fiscal 2011, 2010 and 2009, respectively. Net cash used in financing activities during fiscal 2011 consisted primarily of $12.5 million in dividend payments and the $6.0 million term loan repayment. Net cash used in financing activities during fiscal 2010 consisted primarily of $3.5 million in dividend payments. Net cash used in financing activities during fiscal 2009 consisted of $6.9 million in credit facility repayments offset by $2.0 million in additional borrowings under our term loan.

We believe that our cash, cash flow from operating activities and available borrowings under our credit facility will be sufficient to meet our capital requirements for at least the next twelve months.

Indebtedness

On August 25, 2010, we entered into an amended and restated bank line of credit agreement, or the credit facility, with Bank of America, N.A., as lender. The credit facility provided for revolving loans of up to $10.0 million and was scheduled to expire on August 20, 2012. In December 2011, we entered into a second amended and restated credit facility with Bank of America that, among other things, provides for an increase in our line of credit to $20.0 million and an extension of the term through August 2014. The credit facility is collateralized by substantially all of our assets. At December 31, 2011, we had $13.3 million of borrowings outstanding and had $6.7 million of availability under the credit facility. We were in compliance with all covenants under the credit facility as of March 31, 2010 and 2011 and December 31, 2011. We may select from three interest rate options for borrowings under the credit facility: (i) LIBOR (as defined in the credit facility) plus 1.5%, (ii) IBOR (as defined in the credit facility) plus 1.5% or (iii) Prime Rate (as defined in the credit facility). We are required to pay a commitment fee on the unused credit facility commitments if the outstanding balance is less than half the commitment at a quarterly rate of 0.063%. The credit facility includes restrictions on, among other things, our ability to incur additional indebtedness, pay dividends or make other distributions and make investments and loans. The credit facility requires that we maintain Profitability (as defined in the credit facility) on a trailing 12-month basis, that we do not generate two consecutive quarters of Net Losses (as defined in the credit facility), that we maintain a Basic Fixed Charge Coverage Ratio (as defined in the credit facility) of not less than 3.0 to 1.0 and a Total Liabilities to Net Worth Ratio (as defined in the credit facility) of at least 1.75 to 1.0, as measured on a trailing 12-month basis.

In March 2008, we entered into a loan and security agreement for a term loan with Hercules Technology II, L.P. As of March 31, 2010, we had $6.0 million in total borrowings under the term loan. The term loan was repaid in August 2010. In connection with the term loan, we granted to the lender a warrant to purchase 65,000 shares of our Series A 2005 convertible preferred stock at an exercise price of $10.00 per share. The warrant expires on the earlier of 10 years from the date of issuance and five years after this offering and, upon the consummation of this offering, will be exercisable for 65,000 shares of our common stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of March 31, 2011:

	Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
	(in thousands)
Rent obligations(1)	$2,432	$336	$1,620	$476	$—
Equipment lease obligations(2)	74	25	49	—	—

Total operating lease obligations	2,506	361	1,669	476	—
Purchase commitments(3)	14,930	14,930	—	—	—

Total(4)(5)(6)	$17,436	$15,291	$1,669	$476	$—

(1)	We lease approximately 33,500 square feet of space that houses our corporate headquarters and a sample warehouse at 1610 Fifth Street, Berkeley, California pursuant to a lease agreement that expires in February 2016. Our lease has escalating rent provisions over the initial term and set rental rates for two option terms through February 2021 based on a percentage of the then fair market rental rate.
(2)	We lease equipment under non-cancelable operating leases. These leases expire at various dates through 2016, excluding extensions at our option, and contain provisions for rental adjustments.
(3)	We have non-cancelable purchase commitments, directly or through contract manufacturers, to purchase ingredients to be used in the future to manufacture products.
(4)	The above table does not include management fees payable to Solera pursuant to an agreement that will terminate upon the consummation of this offering for a payment of $1.3 million.
(5)	In September 2011, we entered into an agreement with our contract warehousing company that includes minimum overhead fees of $200,000 annually beginning April 1, 2012 through June 2015. As this obligation was not entered into prior to March 31, 2011, it is not reflected in the table above.
(6)	In November 2011, we entered into an agreement with one of our contract manufacturers for the purchase of product formulas for a purchase price of $2.0 million. The agreement requires annual payments of at least $150,000 in each of the first six years of the agreement with the balance of the $2.0 million payment due at the end of the seven-year term in November 2018. As this obligation was not entered into prior to March 31, 2011, it is not reflected in the table above.

Segment

We have determined that we operate as one segment: the marketing and distribution of natural and organic food products. Our chief executive officer is considered to be our chief operating decision maker. He reviews our operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements or any holdings in variable interest entities.

Quantitative and Qualitative Disclosure about Market Risk

Ingredient Risk

We purchase ingredients through our contract manufacturers, including wheat and flour, dairy products, sugar, tapioca, canola and sunflower oil, extra-virgin olive oil, natural flavors and colors, spices and packaging materials used in the contract manufacturing of our products. These ingredients are subject to price fluctuations that may create price risk. A hypothetical 10% increase or decrease in the weighted-average cost of our primary ingredients as of December 31, 2011 would have resulted in an increase or decrease to cost of sales of approximately $2.2 million. We seek to mitigate the impact of ingredient cost increases through forward-pricing contracts and taking physical delivery of future ingredient needs. We strive to offset the impact of ingredient cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Interest Rate Risk

We maintain a credit facility that provides for revolving loans of up to $20.0 million. At December 31, 2011, we had $13.3 million of borrowings and had $6.7 million of additional availability under the credit facility. We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future. Based on the average interest rate on the credit facility during fiscal 2011, and to the extent that borrowings were outstanding, we do not believe that a 10% change in the interest rate would have a material effect on our results of operations or financial condition.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to a change in interest rates.

Foreign Exchange Risk

Our sales and costs are denominated in U.S. dollars and are not subject to foreign exchange risk. However, to the extent our sourcing strategy changes or we commence generating net sales outside of the U.S. and Canada that are denominated in currencies other than the U.S. dollar, our results of operations could be impacted by changes in exchange rates.

Inflation

Inflationary factors, such as increases in the cost of sales and selling, general and administrative expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, sales, costs and expenses. We base our estimates on historical expenses and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are likely to occur from period to period. Actual results could be significantly different from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgment and estimates.

Sales Recognition

Sales of our products are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss have been transferred to the customer, the product has been delivered to the customer and there is a reasonable assurance of collection of the sales proceeds. Generally, we extend credit to our retailers and distributors and do not require collateral. Our payment terms are typically net-30 with a discount for net-10 payment. We recognize sales net of estimated product returns, spoils, slotting and sales and promotion incentives. We have entered into contracts with various retailers granting a conditional right of return allowance with respect to spoils and damaged products. Evaluating these estimated returns and collectability assumptions requires management judgment, and if our assumptions are not correct, our sales, cost of sales and net income would be impacted.

Sales and Promotion Incentives

We offer a variety of sales and promotion incentives to our customers and to consumers, such as price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays. The costs of these activities are recognized at the time the related sales are recorded and are classified as a reduction of sales. The recognition of the costs of these programs involves judgments related to performance and redemption rates, which are made based on historical experience. Actual expenses may differ if redemption rates and performance vary from our estimates. Differences between estimated sales and promotion incentive costs and actual costs have generally been insignificant and are recognized as a change in sales and promotion incentive accrual in a subsequent period.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses and were $5.6 million, $4.3 million, $4.7 million, $3.3 million and $3.5 million during fiscal 2009, 2010 and 2011 and the nine months ended December 31, 2010 and 2011, respectively. These costs reflect the costs associated with moving finished products to customers, including costs associated with distribution center, route delivery costs and the cost of shipping products to customers through third-party carriers. Shipping and handling charges to customers are recorded in sales.

Inventories

Our inventory is comprised of finished goods, raw materials and work-in-process, and is valued at the lower of the cost and the current estimated market value of the inventory. We regularly review our inventory quantities on hand and adjust inventory values for finished goods expected to be non-saleable due to age. We also make provisions for ingredients and packaging that are slow moving and at risk to become obsolete. Additionally, our estimates of product demand and market value require management judgment that may significantly affect the ending inventory valuation, as well as gross profit.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and prior to any goodwill impairment test. Management must exercise judgment in assessing whether or not circumstances require a formal evaluation of the recoverability of our long-lived assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. These estimates involve inherent uncertainties, and the measurement of the recoverability of the cost of a potentially impaired asset is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to our future operating performance. There have been no impairments of long-lived assets in fiscal 2009, 2010 or 2011 or the nine months ended December 31, 2010 or 2011.

Goodwill

For accounting purposes, we have one reporting unit, which is the whole company. Goodwill is tested for impairment annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, significant adverse change in customer demand or business climate that could affect the value of an asset or significant decrease in expected cash flows at the reporting unit. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test involves a two-step process and is tested at our reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. We estimate the fair value of our reporting unit using a discounted cash flow approach. This evaluation requires use of internal business plans that are based on our judgments and estimates regarding future economic conditions, product demand and pricing, costs, inflation rates and discount rates, among other factors. These judgments and estimates involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance.

Stock-Based Compensation

We account for all stock-based compensation awards using a fair-value method. Options are recorded at their estimated fair value using the Black-Scholes option pricing model. We recognize the fair value of each award as an expense on a straight-line basis over the requisite service period, generally the vesting period of the equity grant.

The valuation model for stock compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of our common stock, an assumed-risk-free interest rate and the estimated forfeitures of unvested stock options. The following table summarizes the variables used to determine the fair value of stock options:

	Year ended March 31,			Nine months ended December 31,
	2009	2010	2011	2010	2011
Expected term (in years)	6.5	6.9	N/A	N/A	6.9
Expected volatility	55%	42%	N/A	N/A	42%
Risk-free interest rate	3.9%	4.6%	N/A	N/A	3.1%
Dividend yield	0%	0%	N/A	N/A	0%

Fair Value of Common Stock

As discussed below, the fair value of the shares of common stock underlying the stock options has historically been determined by our board of directors. Because there has been no public market for our common stock, our board of directors has determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations of comparable companies, sales of our convertible preferred stock to unrelated third parties, our operating and financial performance and general and industry specific economic outlook.

Weighted-average Expected Term

We derived the expected term using the historical data about participant exercise, including upon termination of employment.

Volatility

Since there has been no public market for our common stock and a lack of company-specific historical volatility, we have determined the share price volatility for options granted based on an analysis of the volatility of a group of similar entities, referred to as peer companies. In evaluating similarity, we consider factors such as industry, stage of life cycle and size.

Risk-free Interest Rate

The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

Dividend Yield

Although we have paid dividends in the past, future dividends are not expected to be available to benefit option holders. Accordingly, we used an expected dividend yield of zero in the valuation model.

We are required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The total intrinsic value of share options exercised during the fiscal years ended March 31, 2010 and 2011 was $1,000 and $37,000, respectively. The intrinsic value is calculated as the difference between our common stock valuation on the exercise date and the exercise price of the option shares. As of March 31, 2010 and 2011, our common stock valuation was at $11.00 and $21.00 per share, respectively. As of March 31, 2011, there was approximately $0.4 million of total unrecognized compensation cost related to unvested share-based compensation arrangements. The cost is to be recognized over a weighted-average period of 1.62 years. Approximately $0.3 million is expected to be expensed in fiscal year 2012.

The following table summarizes the amount of stock-based compensation expense recognized in selling, general and administrative expenses in our statements of operations for the periods indicated:

	Year ended March 31,			Nine months ended December 31,
	2009	2010	2011	2010	2011
	(in thousands)
Total stock-based compensation	$835	$902	$373	$279	$390

If factors change or we employ different assumptions, stock-based compensation expense in future periods may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors that become known over time, we may change the input factors used in determining stock-based compensation expense for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Common Stock Valuation

The valuation of our common stock was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In order to value our common stock, we first determined our business enterprise value and then allocated this business enterprise value to our common stock and common stock equivalents. Our business enterprise value was estimated using a combination of two generally accepted approaches: the income approach and the market-based approach. The income approach estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the cost of capital associated with an investment in a similar company and risks associated with our cash flow projections. Our discounted cash flow projections are sensitive to highly subjective assumptions that we were required to make each valuation date. The market-based approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focuses on comparing us to the group of peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company.

For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the market approach and income approach. The financial forecasts took into account our past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

As an additional indicator of fair value, we considered arm’s-length transactions involving sales and purchases of our capital stock occurring near the respective valuation dates. Such a transaction occurred in April 2009 when an existing stockholder sold shares of our Series A 2002 convertible preferred stock at a price of $11.00 per share.

Because there has been no public market for our common stock, the fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at the time of grant including the following:

•	the rights, privileges and preferences of our convertible preferred stock;

•	our operating and financial performance and future financial projections at the approximate time of the option grant;

•	our sales of preferred stock to unrelated third parties;

•

the value of companies that we consider peers based on a number of factors, including, but not limited to, similarity to us with respect to industry, business model, stage of growth, profitability, company size, financial risk or other factors;

•	an estimated enterprise value determined by applying a multiple calculated based on our peer review to our sales and/or earnings before interest, taxes or EBIT; and

•	changes in the business prospects, financial results and general market conditions since the last time the board of directors approved option grants and made a determination of fair value.

There is inherent uncertainty in these estimates and if we had made different assumptions than those used, the amount of our stock-based compensation expense, net income (loss) and net income (loss) per share amounts could have been significantly different.

The following table summarizes, by grant date, the number of stock options granted since April 1, 2010 and the associated per share exercise price.

Grant Date	Number of Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
April 27, 2011	40,000	$21.00	$21.00
June 29, 2011	15,000	21.75	21.75	(1)
August 1, 2011	80,000	21.75	21.75

(1)	The increase in the fair value of common stock from $21.00 in April 2011 to $21.75 in June 2011 reflects our slightly improved financial performance. For the last 12 months ended March 31, 2011 as compared to the last 12 months ended June 30, 2011, net sales increased 3.9% and operating income increased 3.0%.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized when, based upon available evidence, realization of the assets is more likely than not. Reserves for tax-related uncertainties are established based on estimates when we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of an income tax audit.

As of March 31, 2009 and 2010, we recorded a valuation allowance for the full amount of the net deferred tax assets as we had assessed our cumulative loss position and determined that the future benefits were not more likely than not to be realized as of these dates. Due to our profitability during fiscal 2011 and projected operating results, we determined during fiscal 2011 that it was more likely than not that the deferred tax assets would be realized and we therefore released substantially all of the valuation allowance.

We have a $5.0 million deferred tax asset of state capital loss carryforward resulting from the disposition of Fantastic in fiscal 2009, for which a full valuation is established because management believes it is more likely than not that we will not generate a state capital gain needed to be able to offset the state capital loss.

As of March 31, 2011, we had $12.0 million in federal and $6.0 million in state net operating loss, or NOL, carryforwards for tax purposes. These NOL carryforwards are available to offset future federal and state taxable income through 2028. The business acquisitions in fiscal 2005 resulted in a change in stock ownership that, pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, limit the annual NOL carryforwards available to us.

Warrant

We account for the outstanding warrant to purchase shares of our convertible preferred stock as a liability at fair value, because this warrant may be redeemed under certain circumstances, such as a change of control. The warrant is subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in other income (expense), net, in the consolidated statements of operations. See “Out-of-period Adjustment” below. The liability will be adjusted for changes in fair value until the earliest of the exercise, expiration of the convertible preferred stock warrant or conversion to a warrant to purchase common stock.

Out-of-period Adjustment

During the nine months ended December 31, 2011, we corrected an error in the measurement of the convertible preferred stock warrant liability. The correction increased the fair value of the convertible preferred stock warrant liability by $949,000 and decreased additional paid-in capital by $431,000 with a corresponding increase in expense of $518,000, which was recorded in other income (expense), net in the accompanying statement of operations during the nine months ended December 31, 2011. The correction was an accumulation of an error that should have been recorded in prior periods and would have increased net loss for fiscal 2009 by $44,000, increased net income by $79,000 for fiscal 2010 and decreased net income by $553,000 for fiscal 2011. Management has assessed the impact of this error and does not believe that it is material, either individually or in the aggregate, to any prior period financial statements and the impact of the error in the nine months ended December 31, 2011 is not expected to be material to the anticipated financial results for fiscal 2012.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board issued updated guidance on testing goodwill for impairment. The guidance simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis to determine whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The guidance includes a number of events and circumstances for an entity to consider the qualitative assessment. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (the fiscal year ending March 31, 2013 for us). Early adoption is permitted. We do not expect the adoption of the guidance to have a material impact on our consolidated financial statements.

BUSINESS

Our Company

Annie’s, Inc. is a rapidly growing natural and organic food company with a widely recognized brand, offering consumers great-tasting products in large packaged food categories. We sell premium products made from high-quality ingredients at affordable prices. Our products appeal to health-conscious consumers who seek to avoid artificial flavors, synthetic colors and preservatives that are used in many conventional packaged foods. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers.

Our loyal and growing consumer following has enabled us to migrate from our natural and organic roots to a brand sold across the mainstream grocery, mass merchandiser and natural retailer channels. Today, we offer over 125 products and are present in over 25,000 retail locations in the United States and Canada. Over the past three years, we have significantly increased both the number of retail locations where our products can be found and the number of our products found in individual stores. We expect that increasing penetration of the mainstream grocery and mass merchandiser channels, combined with greater brand awareness, new product introductions, line extensions and favorable consumer trends, will continue to fuel sales growth in all channels.

Innovation, including new product development, is a key component of our growth strategy. We invest significant resources to understand our consumers and develop products that address their desire for natural and organic alternatives to conventional packaged foods. We have a demonstrated track record of extending our product offerings into large food categories, such as fruit snacks and snack mix, and introducing products in existing categories with new sizes, flavors and ingredients. In order to quickly and economically introduce our new products to market, we partner with contract manufacturers that make our products according to our formulas and specifications.

Our brand and premium products appeal to our consumers, who tend to be better-educated and more health-conscious than the average consumer. In addition, we believe that many or our consumers spend more on food and buy higher margin items than the average consumer. We believe that our products attract new consumers to the categories in which we compete, and that our products are profitable and attractive to retailers. As a result, we believe we can continue to expand in the mainstream grocery and mass merchandiser channels, while continuing to innovate and grow our sales in the natural retailer channel.

We are mission-driven and committed to operating in a socially responsible and environmentally sustainable manner, with an open and honest corporate culture. Our corporate culture embodies these values and, as a result, we enjoy a highly motivated and skilled work force that is committed to our business and our mission. Our colorful, informative and whimsical packaging featuring our iconic mascot, Bernie, the “Rabbit of Approval,” conveys these values. We believe our consumers connect with us because they love our products and relate to our values, resulting in loyal and trusting relationships.

We have experienced strong sales and profit growth over the past few years. We increased our net sales from $65.6 million in fiscal 2007 to $117.6 million in fiscal 2011, representing a 15.7% compound annual growth rate. Over the same period, our income from operations increased from a loss of $3.9 million in fiscal 2007 to income of $15.1 million in fiscal 2011.

Our Company History

Annie Withey co-founded Annie’s Homegrown, Inc. with Andrew Martin in 1989 with the goal of giving families healthy and delicious macaroni and cheese and to show by example that a successful business can also be socially responsible. Initially, the company sold natural macaroni and cheese dinners to regional supermarkets and independent natural retailers in New England. Over the next 10 years, Annie’s Homegrown grew by expanding its line of natural macaroni and cheese across a broader national footprint in the mainstream grocery and natural retailer channels.

In December 1999, Homegrown Natural Foods, Inc., which was founded by our CEO, John M. Foraker, made an investment in Annie’s Homegrown and Mr. Foraker joined the board of directors. This investment enabled us to expand distribution in the mainstream grocery channel. At the time of this investment, our annual revenues were approximately $7 million. In December 1999, Mr. Martin left Annie’s Homegrown. Annie Withey continued in her role as our Inspirational President.

From 2002 to 2005, Solera made several significant equity investments in the company, acquiring control and providing capital for internal growth and acquisitions. Under Solera’s ownership, Annie’s Homegrown embarked on a strategy to expand into new food categories, introducing Cheddar Bunnies snack crackers in 2003. In 2004, Solera formed a company later named Annie’s, Inc. to acquire all of the stock of Annie’s Homegrown held by Homegrown Naturals Foods, as well as Fantastic Foods, Inc. and Napa Valley Kitchens, Inc., two of Homegrown Natural Foods’ subsidiaries. We acquired the Annie’s Naturals brand of salad dressings in 2005.

More than 20 years after the company’s founding, our original values still guide our business. Annie Withey remains involved in the business, writing the personal letters printed on the back of our boxes and responding to letters from our consumers. The company remains a mission-driven business grounded in using natural and organic ingredients to make great-tasting products that consumers love.

Our Company Mission

Our mission is to cultivate a healthier, happier world by spreading goodness through nourishing foods, honest words and conduct that is considerate and forever kind to the planet. We have focused on building a successful and growing business in pursuit of our mission. Our corporate motto is Eat Responsibly—Act Responsibly. We offer great-tasting, high-quality natural and organic foods, while striving to act in a socially responsible and environmentally sustainable manner. We are committed to growing our business and profitability, while staying true to our mission and core values.

Our Culture

Our corporate culture is anchored by the following core values:

•	Annie’s is real, authentic and trusted by consumers. As a company, we strive to build upon this legacy with every decision we make.

•	Annie’s makes products that taste great and delight our consumers.

•	Annie’s uses simple, natural and organic ingredients.

•	Annie’s sources from places and people we trust, with an emphasis on quality and environmental sustainability.

•	Annie’s is socially responsible, and we spread awareness and act as a positive role model for consumers and other businesses.

•	Annie’s and its valued employees treat consumers, customers, suppliers, stockholders and each other with the same high degree of respect, fairness and honesty that we expect of others.

These core values are integrally woven into our culture and serve as important guiding principles for our strategies and business decisions. Over many years, our commitment to these core values has helped us build a brand consumers trust. We believe this trust is our most important asset. We believe the more consumers trust us, the more willing they are to support our brand by purchasing our current products, trying our new products and recommending them to their friends and family. We believe that our culture has been, and we expect it will remain, a source of competitive advantage.

Our Commitment to Community

We believe we have a responsibility to the planet and its people. We have a commitment to minimizing our environmental impact, which we refer to as reducing our bunny footprint. To that end, we engage in a number of programs and partnerships supporting our communities by encouraging sustainability and providing financial and in-kind support to organizations committed to healthy foods and environmental sustainability. We believe that our consumers and organic and natural suppliers value the efforts we make in the areas of social responsibility and environmental sustainability, including:

•	Grants for Gardens, a program that offers small grants to community gardens, school gardens and other educational programs that educate children about the origins and benefits of healthy food.

•	Cases for Causes, one of our oldest grassroots programs, which provides schools and non-profit organizations with free cases of our products.

•	Sustainable Agriculture Scholarships, which provide financial assistance to students committed to studying sustainable and organic agriculture.

We also provide financial support to organizations that promote organic farming and advocacy.

Industry Overview

According to a leading industry source, the U.S. is the world’s largest organic food market, with sales of natural and organic foods exceeding $40 billion in 2010. From 2000 to 2010, the U.S. natural and organic food market grew at a compound annual growth rate of approximately 12% and is projected by the same industry source to grow at a compound annual growth rate of approximately 8% from 2010 to 2013. We believe growth rates for the U.S. natural and organic food market have been, and will continue to be, higher than those for the overall U.S. food market.

We believe growth in the natural and organic food market is driven by various factors, including heightened awareness of the role that food and nutrition play in long-term health and wellness. Many consumers prefer natural and organic products due to increasing concerns over the purity and safety of food as a result of the presence of pesticide residues, growth hormones and artificial and genetically engineered ingredients in the foods we eat. The development and implementation of USDA standards for organic certification have increased consumer awareness of, and confidence in, products labeled as organic. According to a well-regarded consumer research firm, 75% of adults in the U.S. purchased natural or organic foods in 2010, with 33% of consumers using organic products at least once a month as compared to 22% ten years before.

Products that are independently certified as organic in accordance with the 2002 USDA Organic Foods Act are made with ingredients free of synthetic pesticides, fertilizers, chemicals and, in the case of dairy products, synthetic growth hormones. The USDA requires that certified organic products need to be composed of at least 95% organic ingredients, while “made with organic” products need to be composed of at least 70% organic ingredients. Although not certified, natural products are generally considered in the industry to be minimally processed and largely or completely free of artificial ingredients, preservatives and other non-naturally occurring chemicals.

We believe growth in the natural and organic food market was historically anchored by a core of informed, health-conscious consumers, who remained committed to buying high-quality products for themselves and their families, even through the recent economic downturn. While the average consumer basket in dedicated organic and natural stores carries a price premium compared to the same basket in mainstream stores, according to a leading national business journal study, that premium is shrinking. As economic conditions improve, and natural and organic products become more readily available in the mainstream grocery and mass merchandiser channels, there is an opportunity for increased demand through expansion of the consumer base.

Historically, natural and organic foods were primarily available at independent organic retailers or natural and organic retail chains. Mainstream grocery stores and mass merchandisers have expanded their natural and organic product offerings because of increasing consumer demand for natural and organic products, which command a higher margin for the retailer. The percentage of natural and organic food sales has been rising, and, according to an industry source, in 2010 73% of consumers purchased organic products at grocery stores as compared to 25% at natural food stores. We believe the emergence of strong natural and organic brands, driven by a loyal and growing consumer base, will act as an additional catalyst for higher penetration in the mainstream grocery and mass merchandiser channels.

Our Competitive Strengths

We believe that the following strengths differentiate our company and create the foundation for continued sales and profit growth:

Leading natural and organic brand. We are a market leading premium natural and organic brand with proven success in large categories across multiple channels. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers. Our brand is reinforced by distinctive packaging that communicates the fun and whimsical nature of the brand with bright colors and our iconic mascot, Bernie, the “Rabbit of Approval.” Our commitment to high-quality and great-tasting products has led to proven success in the mainstream grocery, mass merchandiser and natural retailer channels, making us a successful crossover brand.

Strong consumer loyalty. Many of our consumers are loyal and enthusiastic brand advocates. Our consumers trust us to deliver great-tasting products made with natural and organic ingredients. We believe that consumer enthusiasm for our brand inspires repeat purchases, attracts new consumers and generates interest in our new products. We receive hundreds of hand-written letters and messages through social media each month from parents and children, with many telling us they love Annie’s and often asking us to expand our product offerings.

Track record of innovation. Since the introduction of our original macaroni and cheese products in 1989, we have successfully extended our brand into a number of large product lines, such as snack crackers, graham crackers, fruit snacks and granola bars, and introduced extensions of our existing product lines. Our most recent new product is frozen organic rising crust pizza, which we introduced in January 2012. We have made a sustained investment in innovation and regularly validate product concepts with our consumers and customers. We maintain an active new product pipeline, and our relationships with our ingredient suppliers and manufacturing partners enable us to efficiently introduce new products. In fiscal 2011, we estimate that 19% of our net sales were generated by products introduced since the beginning of fiscal 2009.

Strategic and valuable brand for retailers. Retailers carry our products to satisfy consumer demand for premium natural and organic products. We believe many of our consumers spend more on food and buy higher margin items on average than typical consumers. Also, we believe that our products offer better profitability for retailers compared to conventional packaged foods. As a result, the Annie’s brand is valuable to retailers in the mainstream grocery, mass merchandiser and natural retailer channels.

Core competency in organic sourcing. We have long-standing strategic relationships with key suppliers of organic ingredients. We have significant knowledge and experience sourcing these ingredients and, for some key ingredients, our supply chain relationships extend to farmers and farmer cooperatives. We consider our sourcing relationships and our knowledge of the complex organic supply chain to be a competitive advantage and barrier to entry.

Experienced management team. We have a proven and experienced senior management team. Our Chief Executive Officer, John M. Foraker, has been with us since 1999 and has significant experience in the natural and organic food industry. The members of our senior management team have extensive experience in the food industry and with leading consumer brands.

Our Business Strategy

Pursue top line growth. We are pursuing three growth strategies as we continue to build our business:

Expand distribution and improve placement. We intend to increase sales by expanding the number of stores that sell our products in the mainstream grocery and mass merchandiser channels and by securing placements adjacent to conventional products in the mainstream aisle. We believe increased distribution and enhanced shelf placement will lead more consumers to purchase our products and will expand our market share.

Expand household penetration and consumer base. We intend to increase the number of consumers who buy our products by using grassroots marketing, social media tools and advertising. We believe these efforts will educate consumers about our brand and the benefits of natural and organic food, create demand for our products and, ultimately, expand our consumer base. We intend to broaden our product offerings to appeal to all members of the family at meal and snack times.

Continue innovation and brand extensions. Our market studies, analyses and consumer testing enable us to identify attractive product opportunities. We intend to continue to introduce products in both existing and new product lines that appeal to the whole family.

Remain authentic: stay true to our values. We believe authentic brands are brands that win. We are a mission-driven business with long-standing core values. We strive to operate in an honest, socially responsible and environmentally sustainable manner because it is the right thing to do and it is good for business. We believe our authenticity better enables us to build loyalty and trust with current consumers and helps us attract new ones.

Invest in infrastructure and capabilities. We invest in our people, supply chain and systems to ensure that our business is scalable and profitable. We expect to add new employees to our sales, marketing, operations and finance teams. We actively seek opportunities to invest in the specific capabilities of our supply chain partners to reduce costs, increase manufacturing efficiencies and improve quality. Additionally, we continue to invest in our systems and technology, including an enterprise resource planning system, to support growth and increase efficiency.

Our Products

We sell our products in three primary product categories: meals; snacks; and dressings, condiments and other. Meals are an important family occasion, and we make it easier for families to share wholesome meal solutions, despite time-pressed schedules, without sacrificing quality. Consumers are eating more snacks, and we offer natural and organic alternatives that parents prefer while satisfying the most discriminating snacker in the family. Dressings and condiments are important complements to meals, and we offer natural and organic alternatives to conventional offerings. We are primarily focused on growing and expanding our meals and snacks categories because we believe they provide the greatest opportunities for sales growth.

Our product lines include natural products, products “made with organic” ingredients and certified organic products. We source only ingredients stated to be free of genetically modified organisms and strive to use ingredients that are as near to their whole, natural state as possible. In fiscal 2011, we estimate that over 80% of our net sales were generated by certified organic or products made with organic ingredients.

Within our various product lines, we offer many products suitable for consumers seeking to avoid certain ingredients and attempting to adhere to specialized dietary plans, including gluten-free and vegan products. We continue to develop new products using ingredients that address our consumers’ health and dietary preferences.

We have over 125 products across our product lines in various sizes and flavors. In fiscal 2011, the break-down of our three product categories was as follows:

Product Innovation

Innovation is a core competency of ours and an important component of our growth strategy. Our innovation strategy is based on market studies, analyses and consumer testing. We identify large, conventional food categories and assess the demand for natural and organic products in each category. Further, we work closely with certain of our customers to identify attractive opportunities based on their insight and market perspectives. Based on our consumer tests and insights, we develop competing natural or organic products. Once developed, we design the appropriate package with Annie’s colors and messaging. Typically, we launch new products in the natural retailer channel and then expand distribution into the mainstream grocery and mass merchandiser channels. We also regularly review our current product offerings and determine if product extensions or reformulations are desirable.

In fiscal 2011, we estimate that 19% of our net sales were generated by products introduced since the beginning of fiscal 2009. In fiscal 2009, 2010 and 2011, we spent $0.8 million, $1.3 million and $2.1 million, respectively, in research and development expenses, which consisted primarily of market studies, consumer research and analyses, product development and employee-related expenses.

In January 2012, we shipped our first frozen product, certified organic rising crust pizza. The initial pizza varieties will be distributed on a national basis through a major industry-leading national retailer. We expect to develop additional frozen products over the coming years.

Customers and Distribution

We market our products throughout the United States and Canada. The vast majority of our sales are in the United States. During fiscal 2011, approximately 3% of our net sales were from Canada. We sell our products through three primary channels: mainstream grocery, mass merchandiser and natural retailer. Because of our brand equity and high-quality products, we believe there are attractive growth prospects for us in each of these channels.

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Mainstream Grocery: Our customers in this channel include large national chains such as Kroger, Ahold and Safeway and regional chains such as Wegmans, Harris Teeter, H-E-B and Raley’s. During fiscal 2011, we estimate that the mainstream grocery channel represented 38% of our net sales.

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Mass Merchandiser: Our customers in this channel include large national and regional retailers such as Target Stores, Costco Wholesale and Wal-Mart. During fiscal 2011, we estimate that the mass merchandiser channel represented 30% of our net sales.

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Natural Retailer: Our customers in this channel include large retailers such as Whole Foods Market and Trader Joe’s (where our products are sold under its own store brand), regional natural chains such as Sprouts Farmers Market and Earth Fare and independent natural foods cooperatives. During fiscal 2011, we estimate that the natural retailer channel represented 28% of our net sales.

In addition to our three primary channels, we also sell a limited number of products through food service and military channels. During fiscal 2011, we estimate that such activities in the aggregate represented 4% of our net sales.

We sell our products directly to retailers and through distributors. We use brokers to support our sales efforts.

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Direct Sales. The majority of our products are sold direct to retailers. We sell direct predominantly in the mass merchandiser channel, but we also maintain select direct relationships in the mainstream grocery channel. In fiscal 2011, 24% of our net sales were generated from sales to our top two customers, Target (12%) and Costco (12%). In some cases, we sell products to the same grocery chain using both direct relationships and distributors.

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Distributors. Many of our products are sold through independent food distributors, including the majority sold to the natural retailer channel. Food distributors purchase products from us for resale to retailers, taking title to the products upon purchase. The prices consumers pay for these products are set by our distributors, in their sole discretion, although we may influence the retail price with the use of promotional incentives. In fiscal 2011, 28% of our net sales were generated from sales to our largest distributor, United Natural Foods Inc., or UNFI. We estimate that approximately 24% of our fiscal 2011 sales to UNFI were supplied to the mainstream grocery channel, which percentage we expect to increase based on UNFI’s pursuit of additional grocery business, such as its recently announced supply agreement with Safeway.

Marketing and Advertising

We have built the Annie’s brand using traditional grassroots marketing efforts such as sampling, public relations and participation in community events and festivals. In the early years, Annie Withey’s own home phone number and address were on our box so consumers could reach her directly. We continue to value direct and honest communication with our consumers.

Our current marketing efforts are focused on outreach to a broader audience while holding true to our mission and core values. We believe we have a significant opportunity to grow our business by increasing communications about our brand, product quality, taste and convenience to a wider audience of families seeking healthier alternatives. To accomplish this objective, we will continue to employ social media and other marketing tools that complement long-standing public relations efforts and allow for a personal dialogue with consumers. We work hard to ensure that consumers recognize our message as authentic. We believe that our community programs and partnerships reinforce our brand’s authenticity and fuel loyal and trusting relationships with consumers.

Our Supply Chain

Manufacturing

Independent manufacturers, referred to in our industry as contract manufacturers or co-packers, manufacture all of our products. Utilizing contract manufacturers provides us with the flexibility to produce a large variety of products and the ability to enter new categories quickly and economically. Our contract manufacturers have been selected based on their specific product line expertise, and we expect them to partner with us to improve and expand our product offerings. We regularly meet with our contract manufacturers to review costs and their performance and to set performance, quality and cost-saving targets. In many cases we enter into long-term contracts with our contract manufacturers. During fiscal 2011, our three largest contract manufacturers were Philadelphia Macaroni Company, Lucerne Foods and Chelten House Products, which manufactured meals, snacks and dressings and condiments, respectively. We estimate that the products manufactured by these three contract manufacturers amounted to approximately 70% of net sales in fiscal 2011.

We have invested significant resources to improve operating margins by reducing costs and increasing productivity. Our efficiency initiatives have focused on selecting better, lower-cost manufacturers, renegotiating tolling fees with existing manufacturers, consolidating in-bound freight, leveraging warehouse expenses and reducing ingredient and packaging costs through increased volume buys, contract consolidation and price negotiation.

As part of our efficiency initiatives, we have begun to look for opportunities to invest capital in equipment to drive down costs, improve throughput and improve product quality at our contract manufacturers. In fiscal 2012, we intend to invest approximately $2 million in equipment, which we expect will remain our property. We expect to continue these investments in the future, as we believe this approach improves efficiency and creates shared cost reductions with our manufacturing partners.

Ingredient and Packaging Suppliers

Our natural and organic ingredients, raw materials and packaging materials are sourced primarily from suppliers in the United States and Canada. We have rigorous standards for food quality and safety. Our raw materials and packaging are mostly purchased through contract manufacturers from suppliers we have approved and based upon our specifications. In order to mitigate commodity cost fluctuations, we enter either directly or through our contract manufacturers into forward-pricing contracts with certain ingredient suppliers. In fiscal 2012, we estimate that our contracted ingredients will represent over 50% of our materials costs and over 25% of our cost of sales.

Quality Control

We take precautions designed to ensure the quality and safety of our products. In addition to routine third-party inspections of our contract manufacturers, we have instituted regular audits to address topics such as allergen control, ingredient, packaging and product specifications and sanitation. Under the FDA Food Modernization Act, each of our contract manufacturers is required to have a hazard analysis critical control points plan that identifies critical pathways for contaminants and mandates control measures that must be used to prevent, eliminate or reduce relevant food-borne hazards.

All of our contract manufacturers are required to be certified in the Safe Quality Food Program or the BRC Global Standard for Food Safety. We expect all of our contract manufacturers to complete their certification in calendar year 2012. These standards are integrated food safety and quality management protocols designed specifically for the food sector and offer a comprehensive methodology to manage food safety and quality simultaneously. Certification provides an independent and external validation that a product, process or service complies with applicable regulations and standards.

We work with suppliers who assure the quality and safety of their ingredients. These assurances are supported by our purchasing contracts or quality assurance specification packets, including affidavits, certificates of analysis and analytical testing, where required. The quality assurance staff of both our contract manufacturers and our own internal operations department conducts periodic on-site routine audits of critical ingredient suppliers. Additionally, our contract manufacturers and our quality assurance and procurement teams periodically visit critical suppliers to certify their facilities and assure quality.

Order Fulfillment

A majority of our customer fulfillment requirements are met by an outside contract warehouse, which is owned and operated by a third party and based in the Chicago, Illinois area. Products are manufactured by our contract manufacturers and typically are shipped to this distribution center. We store and ready products for shipment for the majority of our North American retailers and distributors from this facility. In order to support our growing operations, reduce costs and facilitate order fulfillment, we will relocate our existing distribution operations to a nearby larger facility owned and operated by the same third party. It is anticipated that this new facility will replace the current facility in April 2012. A portion of our products are shipped directly from our contract manufacturers to retailers or distributors. Our relationship with our outside contract warehouse is governed by a written agreement pursuant to which our products are stored and shipped on a cost-plus basis. This agreement expires on March 31, 2012. On September 30, 2011, we entered into a new written agreement that will take effect on April 1, 2012 and continue through June 30, 2015, unless earlier terminated as provided therein. The new agreement will automatically renew for an additional period of two years and two months, unless either party provides proper notice of non-renewal.

Competition

We operate in a highly competitive environment. Our products compete with both very large mainstream conventional packaged foods companies and natural and organic packaged foods companies. Some of these competitors enjoy significantly greater resources. Large mainstream conventional packaged foods competitors include Kraft Foods Inc., General Mills, Inc., Campbell Soup Company, PepsiCo, Inc., Nestle S.A. and Kellogg Company. Natural and organic packaged foods competitors include The Hain Celestial Group, Inc., Newman’s Own, Inc., Nature’s Path Foods, Inc., Clif Bar & Company and Amy’s Kitchen. In addition to these competitors, in each of our categories we compete with many regional and small, local niche brands. Given limited retailer shelf space and merchandising events, competitors actively support their respective brands with marketing, advertising and promotional spending. In addition, most retailers market similar items under their own private label, which compete for the same shelf space.

Competitive factors in the packaged foods industry include product quality and taste, brand awareness and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims. We believe that we currently compete effectively with respect to each of these factors.

Employees

As of December 31, 2011, excluding interns, we had 79 full-time employees and seven part-time employees, including 28 in sales and marketing, 20 in finance, 12 in operations, eight in information technology, five in innovation and 13 in other departments. None of our employees is represented by a labor union. We have never experienced a labor-related work stoppage. Until February 1, 2012, we operated in a co-employer relationship with TriNet Group Inc., or TriNet, a professional employer organization. Under our previous arrangement with TriNet, TriNet was responsible for paying the salaries and wages of our employees and providing our employees with health, dental and various other types of insurance and benefits. TriNet paid the salaries and wages of our employees directly, and we reimbursed TriNet for those employee-related costs and paid a fee for TriNet’s services. On December 23, 2011, we terminated our agreement with TriNet, effective February 1, 2012, at which time all of the employees covered by the TriNet arrangement became our direct employees.

Properties

We do not own any real property. We lease our headquarters at 1610 Fifth Street, Berkeley, California pursuant to a lease agreement that expires in February 2016. If we are not in breach of the terms of our lease and provide our landlord with required notice, we have an option to extend through February 2019 and a second option to extend through February 2021. The approximately 33,500 square foot space includes our corporate headquarters and our sample storage area. Our lease has escalating rent provisions over the initial term and a set rental rate for the option terms based on a percentage of the then fair market rental rate.

Trademarks and Other Intellectual Property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our primary trademarks include Annie’s®, Annie’s Homegrown®, Annie’s Naturals® and Bernie Rabbit of Approval®, all of which are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products. We also have multiple trademark registrations or pending applications for products within each of our product categories. Certain of our marks are also registered in Canada. In addition to trademark protection, we own copyright registrations for the artwork depicted on our dressing labels and other product packaging. Our web content and the domain names www.annies.com and www.anniesnaturals.com are owned by us and copyright protected. We also rely on unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

Government Regulation

Along with our contract manufacturers, brokers, distributors and ingredients and packaging suppliers, we are subject to extensive laws and regulations in the United States by federal, state and local government authorities. In the United States, the federal agencies governing the manufacture, distribution and advertising of our products include, among others, the FTC, the FDA, the USDA, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. Under various statutes, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our marketing and advertising to consumers. Certain of these agencies, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States. We are also subject to the laws of Canada, including the Canadian Food Inspection Agency, as well as provincial and local regulations.

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our contract manufacturers, distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Management Information Systems

We are in the process of implementing an integrated information system called Microsoft AX. This enterprise resource planning software manages purchasing, planning, inventory tracking, financial information and retailer and distributor ordering. Microsoft AX will reside on redundant servers located at our headquarters, with data stored on local storage devices and streamed to an off-site storage provider for disaster recovery. We will be an early adopter of the latest release of this system and are working with a Microsoft AX value-added reseller to support the implementation of the ERP system, develop a customized interface with our third-party logistics partner and build a customized gateway for our contract manufacturers. We expect that the initial phase of this implementation will be completed by April 2012 and will provide improved visibility into the production, receiving, storage and shipment of our goods.

We use a trade promotion management system called MEI, which functions as our trade planning and management tool. All costs associated with gaining item placement and executing merchandising, including ads, shelf price reductions, coupons and displays, are captured in MEI. Event information is entered into MEI by our sales team and customer deductions are cleared against the specific event information within MEI, typically within 120 days. We evaluate the effectiveness of these trade events by comparing event-level costs in MEI to the retailer sales results, which are measured based on third-party consumption data.

Legal Proceedings

From time to time, we are subject to claims and assessments in the ordinary course of our business. We are not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table sets forth information regarding our executive officers, directors and director nominees (ages as of February 24, 2012):

Name	Age	Position
John M. Foraker	48	Chief Executive Officer, Director
Kelly J. Kennedy	43	Chief Financial Officer and Treasurer
Sarah Bird	51	Senior Vice President—Marketing and Chief Mom Officer
Robert M. Kaake	51	Senior Vice President—Chief Innovation Officer
Mark Mortimer	51	Senior Vice President—Sales/Chief Customer Officer
Lawrence Waldman	52	Senior Vice President—Supply Chain and Operations
Molly F. Ashby	52	Chairman of the Board of Directors
David A. Behnke	61	Director
Bettina M. Whyte	62	Director
Julie D. Klapstein	57	Nominee for Director
Billie Ida Williamson	59	Nominee for Director

Executive Officers

John M. Foraker has been our Chief Executive Officer and a member of our board of directors since 2004. For over sixteen years, Mr. Foraker has held various management positions with members of our corporate family. From 1994 until 1998, Mr. Foraker served as President of Napa Valley Kitchens, Inc. and from 1998 until 2004, he served as Chief Executive Officer and a member of the board of directors of Homegrown Natural Foods, Inc. Mr. Foraker holds a BS from the University of California, Davis and an MBA from the University of California, Berkeley. We believe that Mr. Foraker is qualified to serve on our board of directors due to the perspective, experience and operational expertise in our business that he has developed as our Chief Executive Officer.

Kelly J. Kennedy has been our Chief Financial Officer and Treasurer since August 2011. Ms. Kennedy has 20 years experience in management and finance including at some of the country’s top retail and consumer brands, both in private-equity backed start-up ventures and large public companies. Prior to joining us, from October 2010 to July 2011, Ms. Kennedy was Chief Financial Officer at Revolution Foods, Inc., a mission-based company serving fresh, healthy meals to students in six national markets. From September 2009 to October 2010, she served as Chief Financial Officer of Established Brands, Inc., a footwear wholesaler. Ms. Kennedy has served as Chief Financial Officer for several iconic Bay Area brands, including Serena & Lily Inc. and Forklift Brands, Inc. (Boudin Bakeries), each on a part-time basis from March 2009 to September 2009, and Elephant Pharmacy, Inc. from May 2007 to February 2009. On February 10, 2009, Elephant Pharmacy filed for protection under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California. Ms. Kennedy also served in various senior finance roles at Williams-Sonoma, Inc. from November 2000 to May 2007, including Corporate Financial Planning Manager, Director, Treasury and Vice President, Treasury and at Dreyer’s Grand Ice Cream Inc. Ms. Kennedy received a BA from Middlebury College and an MBA from Harvard Business School.

Sarah Bird has been with our company since May 1999. Prior to being named our Senior Vice President—Marketing and Chief Mom Officer in October 2011, Ms. Bird served as our Senior Vice President—Marketing from September 2008 to October 2011, and was our Vice President—Marketing from January 2005 to September 2008. Ms. Bird manages all of our brand-building initiatives and, along with Mr. Foraker, serves as liaison with our founder, Annie Withey. She is also Vice Chairman of the Organic Trade Association. Ms. Bird has over 20 years of brand management experience, including marketing roles at Frito-Lay North America, Nestlé S.A. and PowerBar, Inc. Ms. Bird received a BA from Wellesley College and an MBA from the Tuck School at Dartmouth College.

Robert M. Kaake has been with our company since 2005. Prior to becoming our Senior Vice President — Chief Innovation Officer in October 2011, Mr. Kaake served as our Vice President—Innovation from August 2011 to October 2011, and was our Vice President R&D from December 2005 to August 2011. He has over 25 years of experience in food product development and quality. Prior to joining us, from 1995 to 2005 Mr. Kaake led product development at PowerBar, Inc. Mr. Kaake started his career in quality assurance in dressings and sauces with Wilsey Foods, Inc. (now Ventura Foods, LLC) followed by cookies and crackers at Sunshine Biscuits, Inc. (now Kellogg Company’s Keebler division). Mr. Kaake holds a BS in Food Science from Purdue University.

Mark Mortimer has been with our company since 2006. Prior to becoming our Senior Vice President—Sales/Chief Customer Officer in July 2010, Mr. Mortimer was our Senior Vice President—Sales and Brand Marketing from September 2008 to July 2010, and served as our Senior Vice President—Sales from August 2006 to September 2008. He has over 22 years of experience in senior sales and business development executive positions at Fortune 500 consumer products companies, including Del Monte Foods Company, The Clorox Company and PepsiCo, Inc. Before joining us, Mr. Mortimer served as the Vice President of Sales and Business Development for the Grocery Foods Group of ConAgra Foods, Inc. from August 2005 to July 2006. Mr. Mortimer received a BA from University of California, Los Angeles.

Lawrence Waldman has been with our company since 2008, first as our Vice President—Operations from May 2008 to June 2009. Mr. Waldman was elected our Vice President—Supply Chain and Operations in June 2009 and to his current position of Senior Vice President—Supply Chain and Operations in April 2011. For over 20 years, Mr. Waldman has been involved with finance, operations and supply chain, mostly in food manufacturing. Prior to joining our company, he worked at Columbus Manufacturing, Inc., a manufacturer of premium-quality deli meats, leading operations from 2006 to 2008 and manufacturing accounting from 2001 to 2006. Mr. Waldman previously held positions in finance and audit at W.R. Grace & Co. and first moved into operations with Grace Culinary Systems, Inc. in 1988. Mr. Waldman received a BS in Accounting and an MS in Finance from the University of Kentucky.

Directors and Director Nominees

Molly F. Ashby has been a member of our board of directors and Chairman of the Board since 2004 and was a member of the board of directors of Annie’s Homegrown from 2002 to 2004. Ms. Ashby has been Chairman and Chief Executive Officer and the sole owner of Solera Capital, LLC, since she formed it in 1999. She also serves as Chairman of Calypso Christiane Celle Holdings, LLC and The HealthCaring Company, LLC and Vice Chairman of Latina Media Ventures, LLC. Prior to founding Solera Capital, LLC, Ms. Ashby spent 16 years at J.P. Morgan & Co., including leadership roles in the firm’s private equity business, J.P. Morgan Capital Corporation, as Vice Chair of the Investment Committee, Chief Operating Officer, Investment Strategist and member of the board of directors. Ms. Ashby graduated Phi Beta Kappa with a BA from the College of William and Mary and received an MS in Foreign Service, with distinction, from Georgetown University. We believe that Ms. Ashby is qualified to serve on our board of directors because of her extensive experience in guiding and directing growth companies, including her service on the board of directors of other companies and her role guiding the development of Annie’s since 2002.

David A. Behnke has been a member of our board of directors since 2009. Mr. Behnke is Managing Director and Head of U.S. Investments for Najeti Ventures LLC, a position he has held since January 2006. Previously, he worked for J.P. Morgan & Co. for 22 years, where he headed a variety of divisions, including the Private Sale Advisory Group and the Global Power Group. He currently serves on the boards of directors of Direct Fuels (Insight Equity Acquisition Partners, LP), Prestolite Electric Incorporated, Triton Logging Inc., Deep River Snacks and the Washington Art Association. Mr. Behnke is also a principal and founder of Behnke Doherty & Associates LLC and Vice Chairman of the Advisory Council of the Baker Institute of Cornell University. He holds an MBA from the University of Chicago, an MM from Yale University and a BA from Hamilton College.

We believe that Mr. Behnke is qualified to serve on our board of directors because of his background and experience providing guidance and counsel to numerous growing companies as well as his service on the boards of directors of other companies.

Bettina M. Whyte has been a member of our board of directors since June 16, 2011. In January 2011, Ms. Whyte joined the international consulting firm of Alvarez & Marsal Holdings, LLC as a Managing Director and Senior Advisor. From October 2007 until January 2011, she acted as an independent general business consultant, working on several mediations and as a court appointed expert. From March 2006 to October 2007, Ms. Whyte was a Managing Director and the Head of the Special Situations Group at MBIA Insurance Corporation. Prior to joining MBIA Insurance, Ms. Whyte was a Managing Director of AlixPartners, LLP, a business turnaround management and financial advisory firm, from April 1997 to March 2006. While at AlixPartners, as a result of her experience advising businesses facing operational and financial difficulties, she served in the role of Interim Chief Executive Officer of APS Supply, Inc. and Service Merchandise Co., Inc. and as a General Partner of LJM2 Co-Investment, LP. On September 25, 2002, LJM2 filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas. Service Merchandise filed an involuntary petition for liquidation under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Tennessee on March 15, 1999. On February 2, 1998, APS Supply filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Ms. Whyte currently serves on the boards of directors of AGL Resources Inc., Rock-Tenn Company and Amerisure Mutual Insurance Company. Ms. Whyte is an Adjunct Professor of Law at Fordham University. She has a BS in Industrial Economics from Purdue University and an MBA from the Kellogg School of Management at Northwestern University. Ms. Whyte also has experience guiding public and private companies on best practices in corporate governance, including developing codes of business conduct and ethics. We believe that Ms. Whyte is qualified to serve on our board of directors because of her experience in corporate governance and financial and operational matters of private and public business, including serving on the board of directors of other companies.

Julie D. Klapstein will become a member of our board of directors effective March 1, 2012. Ms. Klapstein has served as a CEO and senior executive of numerous companies in the information technology and healthcare information technology industries. Since June 2001, she has been the founding Chief Executive Officer of Availity, LLC, which is a joint venture among five of the largest health insurance companies in the United States, including Blue Cross Blue Shield of Florida, Inc., Health Care Services Corporation, Humana, Inc. and WellPoint, Inc. From November 1996 to June 2001, Ms. Klapstein was President and CEO of Phycom Corporation, a medical management healthcare company. She also has held positions as Executive Vice President of Sunquest Information Systems; National Sales, Marketing and Service Manager for SMS’ Turnkey Systems Division (now Siemens Medical Systems); and Vice President and General Manager for GTE Health System. Since April 2011, Ms. Klapstein has served on the board of directors, audit committee and compensation committee of Standard Register. She also has served on the board of directors of various for-profit and not-for-profit companies. She received a BS in Business from Portland State University. We believe that Ms. Klapstein is qualified to serve on our board of directors because of her considerable knowledge and experience in the areas of management, information technology, strategic planning and corporate leadership.

Billie Ida Williamson will become a member of our board of directors upon the consummation of this offering. Ms. Williamson has 33 years of experience auditing public companies as an employee and partner of Ernst & Young LLP. From 1998 until December 2011, Ms. Williamson served Ernst & Young as a Senior Assurance Partner. Ms. Williamson was also Ernst & Young’s Americas Inclusiveness Officer, a member of its Americas Executive Board, which functions as the Board of Directors for Ernst & Young dealing with strategic and operational matters, and a member of the Ernst & Young U.S. Executive Board responsible for partnership matters for the firm. Previously, Ms. Williamson served as Chief Financial Officer of AMX Corporation and as Senior Vice President, Finance and Corporate Controller of Marriott International, Inc. Ms. Williamson currently serves as a member of the board of directors and as a member of the audit committee of Exelis Inc. She graduated with a BBA, with highest honors, in Accounting from Southern Methodist University, and was granted her CPA Certificate in the State of Texas in 1976. We believe that Ms. Williamson is qualified to serve on our board of directors because of her extensive financial and accounting knowledge and experience, including her service as a principal financial officer, as an independent auditor to numerous Fortune 250 companies and as a member of the board of directors of other companies, as well as her broad experience with SEC reporting and her professional training and standing as a Certified Public Accountant.

Board Composition

Our board of directors currently consists of four directors, one of whom is our Chief Executive Officer and three of whom were designated by Solera pursuant to the board composition provisions of our Third Amended and Restated Stockholders’ Agreement, or Stockholders Agreement, dated as of November 22, 2011 among certain affiliates of Solera and each of our stockholders. Upon the consummation of this offering, these board composition provisions will terminate. See “Certain Relationships and Related-Party Transactions—Stockholders Agreement” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We will continue to be controlled by our Sponsor whose interests may conflict with those of our other stockholders.” Ms. Julie D. Klapstein has agreed to become a member of the board of directors effective March 1, 2012. Ms. Billie Ida Williamson has agreed to become a member of the board of directors upon the consummation of this offering.

Director Independence

Our board of directors has determined that each of Mr. Behnke and Ms. Whyte is, and each of Ms. Klapstein and Ms. Williamson upon their appointments will be, an independent director within the meaning of the applicable rules of the SEC and the New York Stock Exchange, and that each of them is also an independent director under Rule 10A-3 of the Exchange Act for the purpose of audit committee membership. In addition, our board of directors has determined that Ms. Whyte is, and Ms. Williamson will be, an audit committee financial expert within the meaning of the applicable rules of the SEC and the New York Stock Exchange.

Staggered Board

Effective upon the consummation of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2012 for Class I directors, 2013 for Class II directors and 2014 for Class III directors.

•	Our Class I directors will be Mr. Behnke and Ms. Klapstein;

•	Our Class II directors will be Ms. Whyte and Ms. Williamson; and

•	Our Class III directors will be Ms. Ashby and Mr. Foraker.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the consummation of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of

Incorporation and Bylaws” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Certain provisions of our corporate governance documents and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.”

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer are separated. Our board of directors believes that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental roles of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman. While our amended and restated bylaws and corporate governance guidelines, each of which will be effective upon the consummation of this offering, do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time.

Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The board of directors’ role in overseeing the management of our risks is conducted primarily through its committees, as discussed in the descriptions of each of the committees below and as specified in each committee’s respective charter. The board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management potential risk exposures, their potential impact on our company and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee will report on the discussion to the full board of directors. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board Committees

Our board of directors has established the following committees: an audit committee and a compensation committee. Our board of directors has also established a nominating/corporate governance committee, which will be constituted upon consummation of this offering. Until such time, our board of directors will continue to carry out the duties and responsibilities normally carried out by this committee. Copies of each committee’s charter will be posted on our website, www.annies.com, upon consummation of this offering. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting processes. Among other matters, our audit committee will:

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be responsible for the appointment, compensation and retention of our independent registered public accounting firm and review and evaluate our independent registered public accounting firm’s qualifications, independence and performance;

•	oversee our independent registered public accounting firm’s audit work and review and pre-approve all audit and non-audit services that may be performed by it;

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obtain and review reports by our independent registered public accounting firm describing its internal quality-control procedures, any material issues raised by internal quality control review or that of peer firms or government agencies and all relationships between our independent registered public accounting firm and us;

•	review and approve the planned scope of our annual audit;

•	monitor the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•	review our financial statements and discuss with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	review our critical accounting policies and estimates;

•	oversee the adequacy of our accounting and financial controls;

•	discuss the process by which management assesses and manages our risks and the steps management has taken to monitor and control such risks;

•	review and approve all related-party transactions;

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review with legal counsel any issues regarding compliance with our Code of Business Conduct and Ethics, any transactions that may involve a conflict of interest or any legal matters that may have a material impact on our financial statements;

•	establish and oversee procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

•	annually review the audit committee charter and the committee’s performance.

Our board of directors has determined that the audit committee will also serve as our qualified legal compliance committee, or QLCC, in accordance with Section 307 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder by the SEC. The QLCC will be responsible for handling reports of a material violation of the securities laws or a breach of a fiduciary duty by us or any of our officers, directors, employees or agents. The QLCC will have the authority and responsibility to inform our chief executive officer and chief legal officer, or principal outside counsel serving in such role, of any violations. The QLCC will determine whether an investigation is necessary and will take appropriate action to address the reports it receives. If an investigation is deemed necessary or appropriate, the QLCC will have the authority to notify our board of directors, initiate an investigation and retain outside experts, as it determines is appropriate.

Upon the consummation of this offering, our audit committee will consist of Mr. Behnke, Ms. Whyte and Ms. Williamson. Ms. Whyte will continue to serve as the chairman of our audit committee. Ms. Whyte and Ms. Williamson will be our audit committee financial experts as currently defined under applicable SEC rules.

Compensation Committee

Our compensation committee reviews, recommends and approves policies relating to compensation and benefits of our officers and directors, administers our stock option and benefit plans and reviews general policy relating to compensation and benefits. The purpose of the compensation committee is to:

•

review our compensation programs to determine whether they effectively and appropriately motivate performance consistent with our business goals and tie financial interests of executives to those of our stockholders; and

•	ensure the chief executive officer’s annual goals are aligned with our business goals.

Duties of our compensation committee include:

•	establishing a compensation philosophy that fairly rewards performance benefitting our stockholders and attracts and retains the human resources necessary to successfully lead and manage our company;

•

establishing, reviewing and approving corporate goals relevant to the compensation of the chief executive officer, evaluating the performance of the chief executive officer in pursuit of those goals and determining and approving the compensation level of the chief executive officer based upon such evaluation;

•	preparing and reviewing compensation disclosures in our required filings with the SEC;

•	establishing performance objectives for executive cash incentive and deferred compensation plans and monitoring such plans;

•	periodically reviewing our benefits programs;

•	reviewing director compensation on at least a bi-annual basis and making corresponding recommendations;

•	hiring independent consultants and commissioning special surveys if the committee deems them advisable; and

•	reviewing and evaluating, at least annually, the performance of the committee and its members, including committee compliance with its charter.

Upon the consummation of this offering, our compensation committee will consist of Mr. Behnke, Ms. Klapstein and Ms. Williamson, with Ms. Williamson serving as the chairman.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee will identify individuals qualified to become directors, consider committee member qualifications, appointment and removal, recommend corporate governance guidelines applicable to us and evaluate our chief executive officer.

Duties of our nominating/corporate governance committee related to nominations will include:

•	identifying individuals qualified to become members of our board of directors;

•	reviewing periodically the memberships of each committee for appropriate board assignments, reassignments or removals of committee members;

•

making recommendations to our board of directors regarding the size and composition of our board and developing criteria for the selection of individuals to be considered as candidates for election to our board; and

•	evaluating director candidates proposed by stockholders and recommending to our board of directors appropriate action on each such candidate.

Duties of our nominating/corporate governance committee related to corporate governance will include:

•	developing, monitoring and recommending appropriate changes to our corporate governance practices;

•	reviewing senior management membership on outside boards of directors;

•	developing, administering and overseeing procedures regarding the operation of our Code of Business Conduct and Ethics;

•	overseeing development of a program of management succession; and

•	reviewing and evaluating, at least annually, the performance of the committee and its members, including committee compliance with its charter.

Duties of our nominating/corporate governance committee related to evaluation of our chief executive officer will include:

•	conducting an annual review of the chief executive officer’s performance and presenting its findings to our board of directors; and

•	considering such annual review in connection with the development, review and approval of management succession planning recommendations.

Our nominating/corporate governance committee will recommend to our board of directors for selection nominees to the board based on, among other things, knowledge, experience, skills, expertise, integrity, diversity, ability to make independent analytical inquiries and understanding of our business environment, all in the context of an assessment of the perceived needs of our board of directors at that time. The committee will be responsible for assessing the appropriate balance of criteria required of board members.

Our nominating/corporate governance committee will consist of Ms. Ashby, Ms. Klapstein and Ms. Whyte, with Ms. Ashby serving as the chairman. The SEC and New York Stock Exchange rules allow an issuer to, among other things, phase-in, in connection with an initial public offering, the number of directors on its nominating/corporate governance committee. Under the initial public offering phase-in, the nominating/corporate governance committee must have at least one independent member on the earliest of the consummation of this offering and five business days after listing, at least a majority of independent members within 90 days after listing and all independent members within one year after listing. We plan to change the membership of our nominating/corporate governance committee in the future to achieve compliance with the applicable phase-in requirements.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, effective upon consummation of this offering, applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of this code will be available on our website at www.annies.com upon the consummation of this offering.

Director Compensation

Prior to this offering, current members of our board of directors, other than Ms. Whyte, have not received or been entitled to receive cash compensation for their services as directors, except for the reimbursement of reasonable and documented costs and expenses incurred by directors in connection with attending any board of director or committee meetings. Pursuant to a letter agreement dated June 9, 2011, Ms. Whyte is entitled to a $25,000 annual cash retainer, payable quarterly in arrears, in connection with her service as a director. Solera, of which Ms. Ashby is the founder, sole owner and Chief Executive Officer, has received fees from us, as well as reimbursement of reasonable out-of-pocket expenses incurred by it, for advisory services performed by Solera Capital, LLC pursuant to a letter agreement, which letter agreement will terminate upon the consummation of this offering. See “Certain Relationships and Related-Party Transactions—Advisory Services Agreement.”

On June 29, 2011, we granted to Ms. Whyte a non-qualified stock option to purchase 15,000 shares of our common stock at an exercise price of $21.75 per share.

After the consummation of this offering, our executive officers who are members of our board of directors and the directors who are not considered independent under the corporate governance rules of the New York Stock Exchange will not receive compensation from us for their service on our board of directors. Accordingly, Mr. Foraker and Ms. Ashby will not receive compensation from us for their service on our board of directors. Only those directors who are considered independent directors under the corporate governance rules of the New York Stock Exchange will be eligible to receive compensation from us for their service on our board of directors. Mr. Behnke, Ms. Klapstein, Ms. Whyte and Ms. Williamson will be paid quarterly in arrears the following amounts:

•	a base annual retainer of $35,000 in cash;

•	an additional annual retainer of $15,000 in cash to the chairman of each of the audit committee and the compensation committee; and

•	an additional annual retainer of $10,000 in cash to the chairman of the nominating/corporate governance committee.

In addition, each independent director will be granted a number of restricted stock units under our Omnibus Incentive Plan equal to the number of shares of our common stock having a value of $50,000 (based on the closing market price of our common stock on the date of grant) each year on the date of our annual meeting of stockholders. Also any independent director who becomes a member of the board of directors between annual meetings will receive a grant of restricted stock units prorated for such service. Such restricted stock units will vest over a one-year period, subject to the recipient’s continued service as a director. Any vested restricted stock units will be settled in shares of our common stock (i) 50% on the earlier to occur of (x) two years from the date of grant and (y) six months following the director’s departure from the board of directors, and (ii) 50% six months following a director’s departure from the board of directors. We will also reimburse all of our directors for reasonable expenses incurred to attend board of director or committee meetings.

Director and Officer Indemnification Agreements

Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion describes and analyzes our executive compensation structure and our compensation for our named executive officers, or NEOs, for fiscal 2011. Our NEOs for fiscal 2011 were John M. Foraker, our Chief Executive Officer, or CEO, Steven Jackson, our former Chief Financial Officer and Chief Operating Officer, Sarah Bird, our Senior Vice President—Marketing and Chief Mom Officer, Mark Mortimer, our Senior Vice President—Sales/Chief Customer Officer and Lawrence Waldman, our Senior Vice President—Supply Chain and Operations. Detailed information regarding compensation paid to our NEOs in fiscal 2011 is set forth in the “Summary Compensation Table” below.

Compensation Philosophy and Objectives

Our intent and philosophy in determining compensation packages at the time of hiring new executives has been based in part on providing compensation sufficient to enable us to attract the talent necessary to further develop our business, while at the same time being prudent in the management of our cash and equity in light of the stage of the development of our company. Compensation of our NEOs after the initial period following their hiring has been influenced by the amounts of compensation that we initially agreed to pay them, as well as by our evaluation of their subsequent performance, changes in their levels of responsibility, prevailing market conditions, the financial condition and prospects of our company and our attempt to maintain some level of internal equity in the compensation of existing executives relative to the compensation paid to more recently hired executives.

We compensate our NEOs with a combination of base salary, cash bonuses, long-term equity compensation and benefits generally made available to all of our employees. We think this combination of cash, bonus and equity awards is largely consistent with the forms of compensation provided by other companies with whom we compete for executive talent and, as such, is a package that is consistent with the expectations of our executives and of the market for executive talent. The primary objectives of our executive compensation program are as follows:

•	to attract and retain talented and experienced executives in our industry;

•	to reward executives whose knowledge, skill and performance are critical to our success;

•	to ensure fairness among the executive management team by recognizing the individual contributions each executive officer makes to our success; and

•	to align the interests of our executive officers and stockholders by incentivizing executive officers to increase stockholder value and rewarding executive officers when stockholder value increases.

Elements of Compensation

Our current executive compensation program consists of the following key components:

Base Salary

The primary component of compensation of our executive officers has historically been base salary. Base salary represents the most basic, fixed portion of our NEOs’ compensation and is an important element of a compensation program designed to be competitive and to attract and retain talented executive officers. Base salaries are reviewed at the end of each fiscal year by our CEO (other than with respect to his own base salary) and approved by our compensation committee. Base salary increases typically take effect at the beginning of the first quarter of the following fiscal year, unless business circumstances require otherwise.

Cash Bonuses

We offer our executive officers the opportunity to participate in an annual cash bonus plan to align the financial incentives of our executive officers, including our NEOs, with our short-term operating plan and long-term strategic objectives and the interests of our company and our stockholders. Typically, the bonuses for our executive officers are linked to the achievement of certain of our annual financial objectives. These bonus opportunities allow us to reward our executive officers only if we achieve the goals pre-set by our compensation committee.

Prior to or near the beginning of each fiscal year, our compensation committee, in consultation with our board of directors and with our CEO, determines the financial objectives upon which annual bonuses for the fiscal year will be based, and establishes a target award for each executive officer. After the end of the fiscal year, our compensation committee, in consultation with our CEO (other than with respect to himself), determines the extent to which the financial objectives were met and calculates the formula payout level for each executive officer. In addition, our CEO evaluates each executive officer’s overall individual performance (other than his own) and makes recommendations to our board of directors regarding the formula bonus payout level described above. Our compensation committee takes into account our CEO’s recommendations and determines the final bonus amounts for all of our executive officers.

Long-term Equity Compensation

Our equity program, which we have historically administered primarily through our 2004 Plan, is designed to be sufficiently competitive to allow us to attract and retain talented executives. We have historically used non-qualified stock options as the form of equity award for executives, independent directors and other employees. Because we award stock options with an exercise price equal to the fair market value of our common stock on the date of grant, these options will have value to the grantee only if the market price of our common stock increases after the date of grant.

Prior to fiscal 2011, we made stock option grants under the 2004 Plan typically vesting on the basis of continued service (including cliff vesting and annual vesting). No awards were made during fiscal 2011. Our compensation committee believes that stock option awards align the interests of our NEOs with those of our company and our stockholders because they create the incentive to build stockholder value over time. We have also granted stock options to some of our NEOs outside of the 2004 Plan with change in control and performance-based vesting tied to operating income, cost control targets and Plan EBIT, which is an amount equal to net sales, less the cost of sales, less selling, general and administrative expenses. Our compensation committee believes the service-based and change in control vesting provisions of our equity awards enhance our ability to retain our executives and the performance-based vesting criteria provide incentives to our NEOs to assure that our company meets certain business objectives.

We have historically granted stock options to executive officers in connection with their hiring. The size of the initial stock option award is determined based on the executive’s position with us and takes into consideration the executive’s base salary and other compensation. The initial stock option awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time, typically four to five years. We may also grant additional stock options in connection with a significant change in responsibilities, past performance and anticipated future contributions of the executive officer, taking into consideration the executive’s overall compensation package and the executive’s existing equity holdings. Stock options are granted with an exercise price equal to the fair value of our stock on the applicable date of grant. Following the consummation of this offering, we expect to determine fair value for purposes of stock option pricing based on the most recent closing price of our common stock on the New York Stock Exchange.

Other Compensation

We provide limited executive perquisites to some of our NEOs and also provide all of our NEOs with the same benefits generally provided to our other employees and limited change-in-control benefits as described further under “—Fiscal 2011 Compensation Decisions” below.

Compensation Decision Process

Historic

Prior to this offering, we were a privately held company with a relatively small number of stockholders. As a result, we have not been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent. Since our formation, our compensation committee or our board of directors has overseen the compensation of our executive officers and our executive compensation programs and initiatives. Our compensation committee and our board of directors have also sought, and received, significant input from our CEO with regard to the performance and compensation of executives other than himself. In addition, certain of our directors prior to this offering had significant experience with private equity-backed companies and the executive compensation practices of such companies and have applied this knowledge and experience to their judgments regarding our compensation decisions.

Post Offering

Following the consummation of this offering, in accordance with its charter, our compensation committee will determine and approve the annual compensation of our CEO and our other executive officers and will regularly report its compensation decisions to our board of directors. Our compensation committee will also administer our equity compensation plans.

In October 2011, as part of our transition to a publicly held company, our compensation committee retained Frederic W. Cook & Co., Inc., or Cook & Co., as its independent compensation consultant to assist in developing our approach to executive compensation. As part of this engagement, we expect that Cook & Co. will assist in the development of an appropriate peer group and provide benchmark compensation data to help establish a competitive compensation program for our executive officers. Based on this information and discussions between Cook & Co. and our compensation committee, we may implement a revised executive compensation program designed to achieve the principles and objectives of our compensation philosophy.

As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our NEOs for fiscal 2012 may not necessarily be indicative of how we may compensate our NEOs following this offering.

Fiscal 2011 Compensation Decisions

Base Salary

In past years, our compensation committee has reviewed the base salaries of our NEOs in the first quarter of each fiscal year, taking into account their general knowledge of the compensation practices within our industry, our CEO’s base salary recommendations (other than with respect to himself), the scope of each NEO’s performance, individual contributions, responsibilities, experience, prior salary level and, in the case of a promotion, current position. As part of this annual review process, our compensation committee approved annual increases in base salary for each of our NEOs effective at the beginning of fiscal 2011. In determining the base salary increases, our compensation committee considered the accomplishments of each individual during the prior fiscal year in relation to the achievement of our business objectives, including the CEO’s evaluation of the performance of the respective business areas managed by his direct reports of our sales, marketing, finance and operations activities. Our board of directors reviewed our CEO’s accomplishments with respect to the achievement of target financial performance goals and strategic leadership in identifying and successfully pursuing opportunities for profitable growth. Specifically, it noted that good progress had been made in all of these areas. In April 2010: Mr. Foraker’s base salary increased from $280,000 to $325,000; Mr. Jackson’s base salary increased from $235,000 to $245,000; Ms. Bird’s base salary increased from $180,000 to $200,000; Mr. Mortimer’s base salary increased from $245,000 to $255,000; and Mr. Waldman’s base salary increased from $195,000 to $204,750.

Effective at the beginning of fiscal 2012, our compensation committee approved annual increases in base salary for each of our currently employed NEOs. These increases took into account accomplishments of each individual during the prior fiscal year. In April 2011: Mr. Foraker’s base salary increased from $325,000 to $335,000; Ms. Bird’s base salary increased from $200,000 to $205,000; Mr. Mortimer’s base salary increased from $255,000 to $265,000; and Mr. Waldman’s base salary increased from $204,750 to $210,000. Effective February 22, 2012, Mr. Foraker’s annual base salary increased from $335,000 to $365,000 pursuant to the terms of his new executive employment agreement described below. See “—Actions Taken Subsequent to Fiscal 2011 —CEO Executive Employment Agreement.” Additionally, effective February 23, 2012, our compensation committee approved an increase in Ms. Bird’s annual base salary from $205,000 to $210,000.

Subsequent to this offering, we expect our compensation committee to conduct an annual review of each NEO’s base salary, with input from our CEO (other than with respect to himself), and to make adjustments.

Cash Bonus

Our compensation committee adopted an annual cash bonus plan for fiscal 2011, or the 2011 Bonus Plan, in order to reward the performance of our executive officers in achieving our financial and strategic objectives. Under the 2011 Bonus Plan, our compensation committee established target bonus amounts for each of our NEOs (expressed as a percentage of base salary) that would become payable upon the achievement of net sales and Plan EBIT targets based upon our fiscal 2011 annual operating plan. Given our minimal capital expenditures and related depreciation, EBIT is not materially different than EBITDA. The following table shows the 2011 Bonus Plan targets as a percentage of each NEO’s base salary:

Named Executive Officer	Plan EBIT Related Bonus*	Net Sales Related Bonus*	Total Target Bonus Amount*
John M. Foraker	30%	20%	50%
Steven Jackson	21%	14%	35%
Sarah Bird	21%	14%	35%
Mark Mortimer	21%	14%	35%
Lawrence Waldman	21%	14%	35%

*	Subject to reduction in the discretion of our compensation committee.

Our compensation committee designed the 2011 Bonus Plan in order to motivate the NEOs to achieve both company sales growth and higher profitability and set the targets at levels to require a significant level of performance. Forty percent of each NEO’s total target bonus was based upon net sales target achievement and 60% on Plan EBIT target achievement. The actual award based for each performance metric was determined by a sliding scale of attainment relative to each target metric. The respective target awards were payable upon achievement of Plan EBIT of $12.5 million and net sales of $105 million. No bonus amount based on net sales was earned if net sales were $97.13 million or less. No bonus amount based on Plan EBIT was earned if Plan EBIT was less than $9.5 million with 20% of the Plan EBIT bonus amount earned if Plan EBIT was $9.5 million. Approximately 50% of the target awards were payable upon achievement of net sales of $101.0 million and Plan EBIT of $10.25 million. The total bonus award could be reduced in the discretion of our compensation committee. The maximum award based on Plan EBIT performance was capped at 1.35X target. There was no cap on net sales performance. At the achieved level of net sales, the bonus payout was 2.125X target.

Based on our actual net sales and Plan EBIT results for fiscal 2011 of $117.6 million and $15.1 million, respectively, the net sales target amount of $105.0 million was exceeded by over $12.6 million, or approximately 12%, and the Plan EBIT target amount of $12.5 million was exceeded by $2.6 million, or approximately 21%.

In addition to the 2011 Bonus Plan, Messrs. Mortimer, Jackson and Waldman were eligible for additional cash bonus awards as described below.

Mr. Mortimer was eligible for additional cash bonus awards of up to $35,000 based upon the achievement of net sales in excess of planned net sales and the achievement of mainstream grocery channel net sales in excess of planned mainstream grocery channel net sales. If actual net sales exceeded planned net sales by more than 1% for the four months ended July 31, 2010, which would represent an increase of approximately $0.3 million, Mr. Mortimer could earn an additional bonus of $5,000, and if actual net sales exceeded planned company net sales by more than 3% for the seven months ended October 31, 2010, or approximately $1.7 million, Mr. Mortimer could earn an additional bonus of $15,000. Furthermore, if actual mainstream grocery channel net sales exceeded planned mainstream grocery channel net sales by more than 10% for the four months ended July 31, 2010, which would represent an increase of approximately $1.1 million, Mr. Mortimer could earn an additional bonus of $5,000, and if actual mainstream grocery channel net sales exceeded planned mainstream grocery channel net sales by more than 10% for the seven months ended October 31, 2010, or approximately $2.1 million, Mr. Mortimer could earn an additional bonus of $10,000. Mr. Mortimer’s eligibility for any additional bonuses was subject to our ratio of net sales to gross sales or mainstream grocery channel net sales to mainstream grocery channel gross sales, as applicable, exceeding a specified minimum ratio for the relevant measurement period. Actual net sales achievement exceeded the award targets and the applicable minimum ratios were achieved for both the four months ended July 31, 2010, and the seven months ended October 31, 2010. Actual mainstream grocery channel net sales achievement, however, was below the award target for the four months ended July 31, 2010 and the seven months ended October 31, 2010. The Compensation Committee awarded a discretionary $5,000 bonus to Mr. Mortimer for the seven months ended October 31, 2010, as the level of achievement of the mainstream grocery channel net sales target for the seven months ended October 31, 2010 was more than 98% of the target.

Mr. Jackson and Mr. Waldman were each eligible for an additional cash bonus award equal to 5% of the savings achieved in our actual reported cost of goods sold (reflected as cost of sales in our statement of operations) compared to our budgeted cost of goods sold, net of all planned manufacturing variances. We achieved cost of goods sold savings of approximately $2 million.

Accordingly, each of our NEOs, other than Mr. Jackson, was paid the cash bonus amounts below as compared to the target bonus amount:

Named Executive Officer	Net Sales and Plan EBIT Related Target Bonus Amount ($)	Net Sales and Plan EBIT Related Bonus Amount Paid ($)	Additional Bonus Amount Paid ($)
John M. Foraker	162,500	270,000	—
Sarah Bird	70,000	119,000	—
Mark Mortimer	89,250	148,000	25,000
Lawrence Waldman	71,663	119,000	101,000

Effective May 31, 2011, Mr. Jackson resigned his roles as our Chief Financial Officer and Chief Operating Officer. Pursuant to a separation agreement and release dated April 19, 2011, Mr. Jackson agreed to accept $220,000 in full satisfaction and in lieu of any bonus amounts under the 2011 Bonus Plan and his additional cost of goods sold bonus.

For fiscal 2012, our compensation committee adopted a cash bonus plan similar to our 2011 Bonus Plan. Certain of our NEOs may achieve additional fiscal 2012 awards for exceeding established net sales and cost of goods sold targets.

Long-term Equity Based Compensation

In fiscal 2011, we did not grant any equity awards to our executive officers.

Other Benefits

We provide Messrs. Mortimer and Waldman with car allowances of $500 and $700 per month, respectively. Prior to his resignation, we also provided Mr. Jackson with a car allowance of $650 per month. We also provide our NEOs with the same benefits generally provided to all other employees.

Severance and Change in Control

We provide limited benefits to certain of our NEOs upon termination and changes in control, as summarized below.

CEO Employment Agreement

During fiscal 2011, we had an employment agreement with our CEO, Mr. Foraker. See “—Agreements with Executives” below. The employment agreement with Mr. Foraker provided for severance and other benefits that were designed to provide economic protection so that he could remain focused on our business without undue personal concern in the event that his position was eliminated or significantly altered by us, which is particularly important in light of his leadership role at the company. Our board of directors believes that providing severance or similar benefits is common among similarly situated companies and remains essential to recruiting and retaining a CEO, which is a fundamental objective of our executive compensation program. For more information regarding the potential payments and benefits that would have been provided to Mr. Foraker in connection with a termination of his employment on March 31, 2011, please see “—Potential Payments upon Termination or Change in Control” below. This employment agreement was superseded and replaced as of February 22, 2012, by a new executive employment agreement with Mr. Foraker as described below. See “—Actions Taken Subsequent to Fiscal 2011—CEO Executive Employment Agreement.”

Change in Control Provisions

The prospect of a change in control of the company can cause significant distraction and uncertainty for executive officers. Accordingly, our board of directors believes that appropriate change in control provisions in equity award agreements are important tools for aligning executives’ interests in change in control transactions with those of our stockholders by allowing our executive officers to focus on strategic transactions that may be in the best interest of our stockholders without undue concern regarding the effect of such transactions on their continued employment.

Accordingly, our continuous service vesting grant letters generally contain provisions accelerating the vesting of certain portions of the stock option upon a change in control (as such term is defined in the 2004 Plan). Some of the grant letters for stock options granted outside of the 2004 Plan vest completely upon a change in control. In addition, regardless of whether the grant letter contains an accelerated vesting provision, under the 2004 Plan, upon a change in control, with certain exceptions, our compensation committee will determine whether outstanding options will fully vest and become exercisable, be paid out immediately in cash for the full value of the options as determined by our compensation committee, be substituted for options in the corporation resulting from the change in control or be treated in some other manner deemed equitable and appropriate. Thereafter, any unvested stock options with respect to which vesting is accelerated may be exercised in whole or in part.

For more information regarding the potential payments and benefits that would be provided to our NEOs in connection with a change in control on March 31, 2011, please see “—Potential Payments upon Termination or Change in Control” below.

Other Compensation Practices and Policies

Tax Considerations

Section 162(m) of the Code, generally disallows a federal income tax deduction to public corporations for compensation greater than $1.0 million paid for any fiscal year to a corporation’s chief executive officer and to certain other highly compensated executive officers. Our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation because we were not previously a public corporation. We expect that our compensation committee will adopt a policy at some point in the future that, where reasonably practicable, will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). Until such policy is implemented, our compensation committee may, in its judgment, authorize compensation payments that do not consider the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent. Under a transition rule, for a limited period of time after a company becomes publicly held, the deduction limits do not apply to any compensation paid pursuant to a compensation plan or agreement that existed when the company was not publicly held.

Policy Regarding the Timing of Equity Awards

There has been no market for our common stock prior to the consummation of this offering. Accordingly, in fiscal 2011, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We do not, as of yet, have any plans to implement such a program, plan or practice after becoming a public company. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date of grant.

Stock Ownership Policies

We have not established stock ownership or similar guidelines with regard to our executive officers. All of our executive officers currently have a direct or indirect equity interest through their stock option holdings in our company, and we believe that they regard the potential returns from these interests as a significant element of their potential compensation for services to us.

Recoupment Policy

We currently do not have a recoupment policy to adjust or recover bonuses or incentive compensation paid to executive officers where such bonuses or payments were based on financial statements that were subsequently restated or otherwise amended in a manner that would have reduced the size of such bonuses or payments. Upon the consummation of this offering, we will become subject to the recoupment requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

Risk Considerations in Our Compensation Program

We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Actions Taken Subsequent to Fiscal 2011

Option Purchase Agreements

On April 27, 2011, pursuant to Section 5(j) of the 2004 Plan, we entered into option purchase agreements with each of Mr. Foraker and Ms. Bird for the purchase of certain common stock options and paid to each of Mr. Foraker and Ms. Bird a cash price per option equivalent to the difference between the fair market value of a share of common stock as of that date, as determined by our board of directors, and the exercise price of such options pursuant to the respective option grant letters. Pursuant to such agreements, Mr. Foraker tendered to us a portion of an option with respect to 33,562 shares of our common stock in exchange for cash consideration of $499,738.18, and Ms. Bird tendered to us a portion of an option with respect to 7,000 shares of our common stock in exchange for cash consideration of $101,850.

Former CFO Employment Separation and Release Agreement

Effective May 31, 2011, Mr. Jackson resigned his roles as our Chief Financial Officer and Chief Operating Officer pursuant to an employment separation agreement and release with us dated April 19, 2011. In connection with his resignation, the unvested portion of his options was forfeited. Pursuant to the agreement, we agreed to extend the exercise period for his outstanding, vested options to purchase 62,500 shares of our common stock through May 31, 2012. In addition, Mr. Jackson agreed to accept $220,000 in full satisfaction and in lieu of any bonus amounts under the 2011 Bonus Plan and his additional cost of goods sold bonus. The agreement provided for up to five months of severance payments for Mr. Jackson at the rate of his then current base salary, payable in accordance with our regular payroll schedule and certain health care benefits.

New CFO Employment Arrangement

On August 1, 2011, Kelly J. Kennedy began her employment as our Chief Financial Officer, or CFO, pursuant to an offer letter with us dated June 24, 2011. For fiscal 2012, Ms. Kennedy’s base salary is $250,000. Her annual bonus target will be 35% of her base salary based on both company and individual performance objectives. Ms. Kennedy also was granted an option under the 2004 Plan to purchase 60,000 shares of our common stock with an exercise price of $21.75, the fair market value on the date of grant. Commencing on the first anniversary of the date of grant, the option will vest 25% per year over four years. Upon a change in control, the installment that would otherwise vest on the fourth anniversary of the date of grant will become exercisable.

CEO Executive Employment Agreement

We entered into a new executive employment agreement with Mr. Foraker effective February 22, 2012. This agreement provides for his continued employment as our Chief Executive Officer, with a base salary of $365,000 effective February 22, 2012, until such time that his employment is terminated by us with or without cause, in the event of his death or disability or if he resigns with or without good reason (as further described in the employment agreement). Mr. Foraker’s base salary is subject to adjustment by our board of directors. In connection with his employment, Mr. Foraker is eligible to be considered for annual bonuses upon achievement of performance milestones set by our compensation committee, with the target bonus being set at 50% of his base salary, and for other benefits under our employee benefits plans. In addition, our board of directors may annually grant to Mr. Foraker options to purchase our common stock and other equity incentive awards. As part of his employment agreement, Mr. Foraker also agreed to provisions relating to non-competition, non-solicitation, non-disparagement, return of property, confidentiality and protection of our intellectual property.

Upon termination for cause, all stock options and equity awards held by Mr. Foraker will be forfeited and canceled. Cause is generally defined as (1) the failure to perform material employment-related duties not cured within 30 business days of receipt of notice from us, (2) engaging in misconduct that has caused or is reasonably expected to result in material injury to us, or materially impair our goodwill, (3) a knowing and intentional violation of any material company policy, (4) personal dishonesty or breach of fiduciary duty, (5) an indictment or conviction of, or entering a plea of guilty nolo contendere to, a crime that constitutes a felony or (6) a breach of any material obligation under any written agreement or covenant with us. Upon any other termination of Mr. Foraker’s employment not occurring within 24 months after a change in control, except for a termination in the event of his death or disability, only the unvested stock options and other unvested awards held by him will be canceled. Upon a termination in the event of his death or disability, or upon either a termination without cause by the company or a resignation for good reason by Mr. Foraker that occurs within 24 months after a change in control, all unvested options or other unvested equity awards shall immediately be accelerated and shall become fully vested as of the termination date. Good Reason is generally defined as (1) a material and adverse reduction in the title, authority, duties or responsibilities of Mr. Foraker without his prior consent, (2) a reduction of more than 10% in his base salary or annual target bonus (unless part of a general reduction for all executives), (3) the relocation of his primary worksite more than 50 miles from its current location without his prior consent, or (4) any material breach or material violation of a material provision of his employment agreement by us; provided that, to resign for good reason, Mr. Foraker must first provide us with not less than 45 days notice of his intent to resign for good reason following which we have 30 days to cure and we fail to cure within such period.

Upon a termination for cause or a resignation not for good reason, Mr. Foraker will not be eligible or entitled to any unpaid bonus from the prior fiscal year or any bonus from the current fiscal year. Upon any other termination of Mr. Foraker’s employment, he will be entitled to any earned but unpaid bonus from the prior fiscal year and a pro-rata bonus for the fiscal year in which the termination occurs, except that upon his resignation for good reason or termination without cause within 24 months after a change in control, he will be entitled to the full target bonus for the fiscal year in which the termination occurs.

Mr. Foraker is entitled to severance payments and benefits if he resigns for good reason or is terminated without cause or as a result of disability, subject to his execution of a written general release. If terminated as a result of disability, Mr. Foraker is entitled to 90 days of his base salary, to be paid according to our regular payroll schedule, as well as certain paid medical benefits. If terminated without cause or if he resigns for good reason absent a change in control, Mr. Foraker is entitled to one year of his base salary to be paid according to our regular payroll schedule over the course of 12 months, as well as certain paid medical benefits. If terminated without cause or if he resigns for good reason within 24 months after a change in control, Mr. Foraker is entitled to two years of his base salary to be paid according to our regular payroll schedule over the course of 24 months, as well as certain paid medical benefits.

If Mr. Foraker becomes entitled to any amounts subject to any tax imposed under Section 4999 of the Code on “excess parachute payments,” as defined in Section 280G of the Code, he will not be entitled to a gross-up, but such amounts will be reduced to the extent necessary to avoid such excise tax if such reduction would be more favorable to him on an after-tax basis.

Adoption of the Annie’s, Inc. Omnibus Incentive Plan

In connection with this offering, on February 22, 2012, our board of directors adopted and our stockholders approved the Annie’s, Inc. Omnibus Incentive Plan, or the Omnibus Incentive Plan, which will be effective prior to the consummation of this offering. For more information about the Omnibus Incentive Plan, see “—Annie’s, Inc. Omnibus Incentive Plan” below.

Equity Awards

On February 23, 2012, our compensation committee adopted an annual equity award program under the Omnibus Incentive Plan for our senior executive officers, including our NEOs (other than Mr. Jackson, who resigned effective May 31, 2011). Under the program, the compensation committee will set an annual value of the equity awards to be granted to our senior executive officers. Unless the compensation committee determines otherwise, such equity award grant will consist of 50% stock options and 50% performance shares. In connection with this offering, the compensation committee has approved the grants described below as the fiscal 2012 annual grant to our NEOs (other than Mr. Jackson, who resigned effective May 31, 2011), effective as of and subject to the consummation of this offering, which grants we refer to as the IPO Awards. The IPO Awards reflect a grant of double the number of stock options under the annual equity award program, and in connection with such double grant, unless otherwise determined by the compensation committee, we do not intend to grant stock options as part of the annual equity award program for fiscal 2013. The compensation committee approved the IPO Awards in recognition of our NEOs’ efforts with respect to this offering and as an incentive for future corporate performance and retention of our NEOs following this offering. The following table provides the value of the IPO Awards granted to our NEOs. The actual number of stock options and performance shares granted will be determined on the effective date of this offering based on the price per share for this offering.

Grantee	Stock Options ($)	Performance Shares ($)
John M. Foraker	450,000	225,000
Sarah Bird	100,000	50,000
Mark Mortimer	160,000	80,000
Lawrence Waldman	120,000	60,000

Set forth below is a summary of the stock options and performance shares granted to our NEOs under the IPO Awards.

Stock Options

•	The exercise price per share of non-qualified stock options will be equal to the initial offering price per share to the public for this offering.

•

The stock options vest and become exercisable in four installments equal to 25% of the granted options, with such installments vesting on each of the second, third, fourth and fifth anniversaries of this offering, subject to the grantee’s continued employment through the vesting date.

•	The stock options have a term of ten years, subject to earlier expiration on a termination of employment as follows:

•	Upon a termination for cause – all options expire immediately;

•	Upon a termination due to death or disability – all options are deemed exercisable and expire 12 months after termination (or expiration of the ten-year term, if earlier); and

•

Upon a termination for any reason other than death, disability or for cause – unvested options expire immediately and vested options are exercisable for 30 days after termination (or expiration of the ten-year term, if earlier).

•	In the event of a change in control of the company, the options will be subject to the following terms:

•

if the grantee is terminated without cause within 24 months following the change in control, the options are deemed fully vested and may be exercised for a period of 36 months following the termination (or expiration of the ten-year term, if earlier); and

•	if the options are not assumed or would otherwise be canceled in connection with the change in control, the options are deemed fully vested and may be exercised prior to the change in control.

•

The stock options are subject to forfeiture or clawback in the event of a violation of certain confidentiality, nonsolicitation and other covenants, as well as in connection with a financial restatement.

•	Shares acquired on exercise of the options also may be subject to minimum retention requirements.

Performance Shares

•

Performance Shares vest based on achievement of specified percentages of targeted cumulative compounded earnings per share growth of the company, or EPS Growth, over an approximate three-year performance period beginning at the end of the fiscal quarter preceding this offering and ending March 31, 2015, subject to the grantee’s continued employment through the vesting date.

•

A minimum of 50% of the “target” number of Performance Shares vest if a threshold level of EPS Growth is achieved during the performance period, and up to 150% of the target Performance Shares will vest to the extent EPS Growth reaches or exceeds a maximum level that is substantially above the target level of EPS Growth. We believe the threshold, target and maximum EPS Growth goals are challenging and provide appropriate incentive to drive stockholder value.

•	Performance Shares may accrue dividend equivalents equal to dividends payable on our common stock during the performance period.

•	Upon vesting, Performance Shares will be settled in shares of common stock, unless our compensation committee determines otherwise.

•	Performance Shares are deemed fully vested at target level on a termination of employment due to the grantee’s death or disability.

•	In the event of the grantee’s termination for any reason other than death or disability, all Performance Shares will be forfeited immediately.

•	In the event of a change in control of the company, Performance Shares will be subject to the following terms:

•

If the Performance Shares are assumed or replaced by the successor entity, they will be converted to time-based restricted stock (without pro-ration for the percentage of the Performance Period that has elapsed since the grant date) as follows:

•

If a change in control occurs prior to the 18-month anniversary of the first day of the Performance Period, the Performance Shares will be converted to restricted stock at the target level and any Performance Shares not subject to such conversion will be forfeited; and

•

If a change in control occurs after the 18-month anniversary of the first day of the Performance Period, the Performance Shares will be converted to restricted stock based on actual performance through the date of the change in control and any Performance Shares not subject to such conversion will be forfeited.

•	Any such shares of restricted stock will vest as follows:

•	The shares of restricted stock will fully vest if during the 24-month period following the change in control the executive is terminated without cause;

•	The shares of restricted stock will fully vest if the executive dies or becomes disabled following a change in control; and

•	Any shares of restricted stock that do not vest as provided above will cliff vest on March 15, 2015 subject to continued employment through such date.

•	If the Performance Shares are not assumed or replaced by the successor entity, they will become vested on the date of the change in control at the levels described above.

•

Performance Shares are subject to forfeiture or clawback in the event of a violation of certain confidentiality, nonsolicitation and other covenants, as well as in connection with a financial restatement.

•	Shares acquired on settlement of the Performance Shares also may be subject to minimum retention requirements.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our NEOs during fiscal 2011:

Named Executive Officer and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)(1)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
John M. Foraker Chief Executive Officer	2011	323,125	—		—	—	270,000	—	13,085	606,210

Steven Jackson(3) Former Chief Financial Officer and Chief Operating Officer	2011	244,583	220,000	(4)	—	—	—	—	21,360	485,943

Sarah Bird Senior Vice President —Marketing	2011	199,166	—		—	—	119,000	—	11,809	329,975

Mark Mortimer Senior Vice President —Sales/Chief Customer Officer	2011	254,583	5,000	(5)	—	—	168,000	—	17,622	445,205

Lawrence Waldman Senior Vice President—Operations and Supply Chain	2011	204,343	—		—	—	220,000	—	22,071	446,414

(1)	Reflects amounts earned under the 2011 Bonus Plan and for Mr. Mortimer and Mr. Waldman their additional bonus plans discussed above under “Cash Bonus.”

(2)	A detailed breakdown of “All Other Compensation” for fiscal 2011 is provided in the table below:

Name	Company Contribution to Benefits ($)	Company- paid Life Insurance ($)	Company- paid Disability (Long and Short-term) ($)	Company Match to 401(k) Plan ($)	Car Allowance ($)	Total ($)
John M. Foraker	10,780	23	819	1,463	—	13,085
Steven Jackson	10,780	23	819	1,938	7,800	21,360
Sarah Bird	9,033	22	786	1,968	—	11,809
Mark Mortimer	10,780	23	819	—	6,000	17,622
Lawrence Waldman	10,780	23	819	2,049	8,400	22,071

(3)	Effective May 31, 2011, Mr. Jackson resigned his roles as our Chief Financial Officer and Chief Operating Officer.
(4)	Mr. Jackson agreed to accept this amount in full satisfaction and in lieu of any amounts under the 2011 Bonus Plan and his additional cost of goods sold bonus as described above under “Cash Bonus.”
(5)	Reflects a discretionary bonus awarded to Mr. Mortimer for nearly achieving the target under his additional mainstream grocery channel net sales bonus as described above under “Cash Bonus.”

Fiscal 2011 Grants of Plan-based Awards

We did not grant any plan-based equity incentive plan awards or other plan-based stock or option awards to our NEOs in fiscal 2011. The following table sets forth information regarding grants of plan-based non-equity incentive awards made to our NEOs during fiscal 2011:

	Estimated Future Payouts Under Non-equity Incentive Plan Awards(1)
Name	Threshold ($)		Target ($)		Maximum ($)
John M. Foraker	21,150	(2)	162,500	(3)	—	(4)
Steven Jackson(5)	10,633	(2)	85,750	(6)	—	(4)
	—		146,000	(7)	—
Sarah Bird	8,680	(2)	70,000	(8)	—	(4)
Mark Mortimer	11,067	(2)	89,250	(9)	—	(4)
	—		35,000	(10)	—
Lawrence Waldman	8,886	(2)	71,663	(11)	—	(4)
	—		146,000	(12)	—

(1)	Reflects the range of awards the NEO was potentially entitled to receive based on achievement pursuant to our 2011 Bonus Plan and additional bonus plans for certain NEOs as described above under “Cash Bonus.”
(2)	The threshold amount reflected in the table above for awards under the 2011 Bonus Plan is equal to the sum of the threshold amount payable for the net sales bonus amount (40% of the target amount) plus the threshold amount for the Plan EBIT bonus amount (60% of the target amount). The threshold for receiving a net sales bonus amount was achievement of net sales above $97.13 million, at which level 0% of the net sales bonus amount was earned, with the payout percentage increasing for net sales achieved between $97.13 and the target level of $105.01 million. For the purposes of disclosure this table reflects a threshold net sales bonus amount equal to 1% of the target net sales bonus amount based on achievement of net sales at a minimum level above $97.13 million. The threshold for receiving a Plan EBIT bonus amount was achievement of Plan EBIT of $9.5 million, at which level 20% of the Plan EBIT bonus amount was earned.
(3)	This cash bonus was awarded under the 2011 Bonus Plan. The amount actually paid was $270,000.
(4)	The portion of the amount payable under the 2011 Bonus Plan related to achievement of net sales did not have a maximum payout, accordingly there was no maximum payout amount under the 2011 Bonus Plan.
(5)	Effective May 31, 2011, Mr. Jackson resigned his roles as our Chief Financial Officer and Chief Operating Officer and agreed to accept $220,000 in full satisfaction of and in lieu of any amounts under both bonus plans.
(6)	This cash bonus was awarded under the 2011 Bonus Plan. See Footnote 5 regarding amount actually awarded.

(7)	This additional bonus award was based on savings achieved in cost of goods sold in fiscal 2011 compared to our budgeted cost of goods sold. The target amount shown reflects a representative amount based on the amount that would have been paid had such performance metric been applied in fiscal 2010. This award was paid solely at target achievement with no threshold or maximum payout below or above target. See Footnote 5 regarding amount actually paid.
(8)	This cash bonus was awarded under the 2011 Bonus Plan. The amount actually paid was $119,000.
(9)	This cash bonus was awarded under the 2011 Bonus Plan. The amount actually paid was $148,000.
(10)	This additional cash bonus was based on net sales targets and mainstream grocery channel net sales targets. This award was paid solely at target achievement with no threshold or maximum payout below or above target. The amount actually paid was $20,000.
(11)	This cash bonus was awarded under the 2011 Bonus Plan. The amount actually paid was $119,000.
(12)	This additional bonus award was based on savings achieved in cost of goods sold in fiscal 2011 compared to our budgeted cost of goods sold. The target amount shown reflects a representative amount based on the amount that would have been paid had such performance metric been applied in fiscal 2010. This award was paid solely at target achievement with no threshold or maximum payout below or above target. The amount actually paid was $101,000.

Outstanding Equity Awards at Fiscal Year End—Plan-based Awards

The following table sets forth information regarding outstanding option awards under the 2004 Plan as of March 31, 2011 held by our NEOs. No shares of our unvested stock were held by our NEOs as of March 31, 2011.

Named Executive Officer	Number of Securities Underlying Unexercised Options (#)—Exercisable		Number of Securities Underlying Unexercised Options (#)—Unexercisable		Option Exercise Price ($ per share)	Option Expiration Date
John M. Foraker	47,562	(1)	—		$6.11	11/20/2012
	125,000		—		$6.45	5/9/2015
	—		30,000	(2)	$8.20	7/13/2016
	50,000		—		$8.20	7/13/2016
Steven Jackson	40,000		10,000	(3)	$9.05	5/31/2012
	10,000		—		$10.85	5/31/2012
Sarah Bird	30,000	(4)	—		$6.45	5/9/2015
	8,000		—		$8.20	7/13/2016
	12,000		—		$9.85	3/8/2017
	25,000		—		$10.85	7/11/2017
	15,000		—		$11.00	6/11/2018
Mark Mortimer	60,000		—		$8.20	9/8/2016
	10,000		—		$10.85	7/11/2017
	5,000		—		$11.00	6/11/2018
Lawrence Waldman	30,000		20,000	(5)	$11.00	5/16/2018

(1)	On April 27, 2011, we entered into a stock option purchase agreement with Mr. Foraker, pursuant to which Mr. Foraker tendered to us a portion of an option with respect to 33,562 shares of our common stock in exchange for cash consideration of $499,738.
(2)	This option fully vested on July 13, 2011.
(3)	In connection with Mr. Jackson’s resignation from the company the unvested portion of his options was forfeited and pursuant to an employment separation agreement and release with us dated April 19, 2011 his vested options remain exercisable through May 31, 2012.
(4)	On April 27, 2011, we entered into a stock option purchase agreement with Ms. Bird, pursuant to which Ms. Bird tendered to us a portion of an option with respect to 7,000 shares of our common stock in exchange for cash consideration of $101,850.

(5)	The option vested with respect to 10,000 shares of our common stock on May 19, 2011 and the remaining balance will vest with respect to 10,000 shares of our common stock on May 19, 2012. Vesting would accelerate upon a change in control of the company.

Fiscal 2011 Grants of Non-plan-based Awards

We did not grant any non-plan-based awards to our NEOs in fiscal 2011.

Outstanding Equity Awards at Fiscal Year End—Non-plan-based Awards

In the past, we have granted performance-based stock options to certain NEOs outside of the 2004 Plan. These non-plan options were granted pursuant to written agreements that are not subject to the terms of the 2004 Plan. The following table sets forth information regarding outstanding non-plan equity awards as of March 31, 2011 held by our NEOs:

Named Executive Officer	Number of Securities Underlying Unexercised Option (#)—Exercisable	Number of Securities Underlying Unexercised Options (#)—Unexercisable		Option Exercise Price ($ per share)	Option Expiration Date
John M. Foraker	—	60,000	(1)	$8.20	9/7/2016
	30,000	—		$11.00	9/21/2014
	—	30,000	(2)	$11.00	9/21/2014
Steven Jackson	12,500	—		$11.00	5/31/2012
Sarah Bird	—	—		—	—
Mark Mortimer	10,000	—		$11.00	9/22/2014
Lawrence Waldman	—	—		—	—

(1)	This option fully vests upon a change in control of the company if our common stock is valued in excess of $18.00 per share in such transaction or upon consummation of this offering if the per share price of our common stock to the public exceeds $18.00 (subject in each case to adjustment in the event of a stock split, stock divided, recapitalization or similar transaction). A “change in control” is deemed to occur if (a) the company sells, leases or otherwise disposes of all or substantially all of its assets, (b) as a result of a tender offer, stock purchase, other stock acquisition, merger, consolidation, recapitalization or reverse stock split, the stockholders of the company immediately prior to such transaction own less than 20% of the outstanding voting power of the surviving company (or its parent) following such transaction or (c) as a result of any transaction, in excess of 80% of the company’s outstanding voting power is transferred.
(2)	This option fully vests upon consummation of this offering.

Option Exercises and Stock Vested

None of our NEOs exercised any options or had any unvested stock vest during the fiscal year ended March 31, 2011.

Pension Benefits

None of our NEOs participates in, or has an account balance in, a qualified or non-qualified defined benefit plan sponsored by us.

Non-qualified Deferred Compensation

None of our NEOs participates in, or has account balances in, a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The following table summarizes the potential payments payable to our CEO (or his estate) if he dies or if we terminate his employment due to his having a disability or without “cause,” as described in more detail below under “Agreements with Executives.” In addition, the following table provides for value of the acceleration of our NEOs’ unvested stock options upon a change in control of the company, which to the extent applicable we have assumed would have been accelerated in the discretion of our compensation committee. No other payments or benefits are triggered by a change in control of the company. The table reflects estimated amounts assuming that termination and change in control, as applicable, occurred on March 31, 2011, the last day of fiscal 2011. The actual amounts that would be paid upon an NEO’s termination of employment can be determined only at the time of such event.

Name	Severance upon Termination without Cause before or after a Change in Control		Severance upon Termination as a Result of Disability		Value of Accelerated Stock Options upon a Change in Control(3)
John M. Foraker	$162,500	(1)	$81,250	(2)	$1,452,000
Steven Jackson	N/A		N/A		$119,500
Sarah Bird	N/A		N/A		N/A
Lawrence Waldman	N/A		N/A		$200,000
Mark Mortimer	N/A		N/A		$153,600

(1)	The severance amount would be paid over the course of six months and be in addition to certain medical benefits to which Mr. Foraker would be entitled under his employment agreement.
(2)	The severance amount would be paid over the course of three months and be in addition to certain medical benefits to which Mr. Foraker would be entitled under his employment agreement.
(3)	The amount reported represents the value of the accelerated vesting of stock options calculated based on the “spread” value between the fair market value of our common stock at March 31, 2011 and the exercise price of such options.

Agreements with Executives

Amounts paid to Mr. Foraker in fiscal 2011 were based, in part, on an employment agreement with him. Below is a description of that agreement, which was superseded and replaced as of February 22, 2012 with a new executive employment agreement described above. See “—Actions Taken Subsequent to Fiscal 2011—CEO Executive Employment Agreement.” We do not have employment agreements with any of our other officers.

John M. Foraker Employment Agreement

Mr. Foraker’s employment agreement, effective January 3, 2006, provided for his employment as our Chief Executive Officer, with a base salary (which was $325,000 for fiscal 2011 and increased to $335,000 at the beginning of fiscal 2012), until such time that his employment was terminated by resignation, by our company with or without cause, or in the event of death or disability (as further described in the employment agreement). Mr. Foraker’s base salary was subject to adjustment by our board of directors. In connection with his employment, Mr. Foraker was eligible to be considered for annual bonuses upon achievement of performance milestones set by our compensation committee and for other benefits under the company’s employee benefits plans. In addition, our board of directors could annually grant to Mr. Foraker options to purchase our common stock. As part of his employment agreement, Mr. Foraker also agreed to provisions relating to non-competition, non-solicitation, non-disparagement, return of property, confidentiality and protection of our intellectual property.

Upon termination for cause, all stock options held by Mr. Foraker would be forfeited and canceled. Cause was defined as (1) failure to perform material employment-related duties not cured within 30 business days of receipt of notice from the company, (2) engaging in misconduct that has caused or is reasonably expected to result in material injury to, or materially impair the goodwill of, the company, (3) knowing and intentional violation of any material company policy, (4) personal dishonesty or breach of fiduciary duty, (5) indictment or conviction of, or entering a plea of guilty nolo contendere to, a crime that constitutes a felony or (6) breach of any material obligation under any written agreement or covenant with the company. Upon any other termination of Mr. Foraker’s employment, only the unvested stock options held by him would be canceled. Except for termination in the event of death or disability, upon termination Mr. Foraker would forfeit the right to receive any bonus for the year in which the termination occurred.

Mr. Foraker was entitled to severance payments and benefits if terminated without cause or as a result of disability, and subject to his execution of a written general release. If terminated as a result of disability, Mr. Foraker was entitled to 90 days of his base salary, to be paid according to our regular payroll schedule, as well as certain medical benefits. If terminated without cause, Mr. Foraker was entitled to certain medical benefits and half of his base salary to be paid according to our regular payroll schedule over the course of six months.

Stock Option and Other Compensation Plans

Amended and Restated 2004 Stock Option Plan

We and our stockholders approved and adopted the 2004 Plan, effective as of July 13, 2006. The following description of the 2004 Plan is qualified in its entirety by the full text of the 2004 Plan, which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

Eligibility; Types of Awards

All employees, directors and consultants are eligible for awards under the 2004 Plan. The 2004 Plan provides for grants of incentive and non-qualified stock options only.

Shares Subject to the 2004 Plan

With respect to awards granted under the 2004 Plan, we may issue options to purchase up to                shares of our common stock. This number may be adjusted due to changes in capitalization, merger, reorganization or other similar events. However, the total number of shares of our common stock issuable upon exercise of options outstanding and the total number of shares of our common stock provided for under the 2004 Plan or any other stock option plan or similar plan or agreement may not exceed 30% of outstanding shares of our common stock. If outstanding stock options expire or are canceled without having been fully exercised, the underlying shares will become available for purposes of the 2004 Plan.

Administration

The 2004 Plan is administered by our compensation committee, composed of at least two directors appointed by our board of directors. Our compensation committee has sole authority to determine to whom, at what time, for what duration, per what vesting schedule and in what amount options may be granted, as well as other terms arising under the 2004 Plan. Our compensation committee has full power and authority to interpret the 2004 Plan’s provisions, supervise the 2004 Plan’s administration, make factual determinations and adopt any rules, regulations or agreements for implementing the 2004 Plan and conducting its business. Our compensation committee’s determinations will be binding and conclusive.

Stock Options

The 2004 Plan allows our compensation committee to grant incentive stock options, as that term is defined in Section 422 of the Code, or non-qualified stock options. Our compensation committee will determine the stock option exercise price, provided that the incentive stock option exercise price is at least equal to the fair market value of our common stock on the grant date, and that the non-qualified stock option price is at least equal to 85% of the fair market value of our common stock on the grant date. If our common stock is not publicly traded when options are granted, “fair market value” will be determined by our compensation committee or our board of directors. If our common stock is publicly traded when options are granted, “fair market value” will be the closing price on the day prior to the grant. An incentive stock option will not be granted to any employee who, at the time of grant, holds more than 10% of the total combined voting power of all classes of our stock, unless the option price per share is not less than 110% of the fair market value of our common stock on the date of grant and the option exercise period is not more than five years from the date of grant.

Option holders may exercise their stock options by delivering notice to our compensation committee. Option holders may pay the exercise price in cash, by tendering shares of our common stock held for at least six months or by other means that our compensation committee approves, including with funds borrowed from us if at the time of exercise our common stock is not publicly traded. In order to exercise their stock options, option holders must make certain written representations and acknowledgments about their investment intent. We may also require the option holder to enter into certain other restrictive agreements.

Our compensation committee will determine the option exercise period of each stock option. The exercise period will not exceed 10 years from the date of grant. Incentive stock options will also expire earlier if the option holder ceases to be our employee or consultant for any reason other than death, disability or termination for cause. If the option holder ceases to be our employee or consultant as a result of termination for cause, the stock options terminate upon the date of termination. If the option holder ceases to be our employee or consultant as a result of death or disability, each stock option terminates upon the one-year anniversary of the date of termination, but no later than the expiration of the option exercise period.

Stock options become exercisable in accordance with the terms and conditions determined by our compensation committee and specified in the applicable grant letter; provided, however, that, other than grants to officers of the company, non-employee members of our board of directors or consultants, options must vest at a rate of at least 20% per year and must vest initially within one year of the grant date.

Corporate Transactions

Upon the occurrence of a change in control, our compensation committee may determine that all outstanding options will become fully vested and exercisable on a fully diluted basis and all option holders will receive 30 days’ notice and an opportunity to exercise their respective options; be paid out immediately in cash for the full value of the options as determined by our compensation committee on the date of the occurrence of the change in control; be substituted for options in the company resulting from the change in control; or be treated in such other manner as our compensation committee deems equitable and appropriate. In the event of any general offer to holders of our common stock relating to the acquisition of their shares, our compensation committee may make such adjustment as it deems equitable in respect of outstanding options, including in its discretion revision of outstanding options so that they may be exercisable for the consideration payable in the acquisition transaction. Any such determination by our compensation committee will be conclusive.

Amendment and Termination

Our board of directors may amend or terminate the 2004 Plan at any time, provided that stockholder approval is required to increase the aggregate number of shares of our common stock that can be issued, to modify the 2004 Plan’s eligibility requirements or to amend the 2004 Plan in a way that would violate the requirements of Rule 16b-3 of the Exchange Act. The 2004 Plan will expire 10 years after the effective date unless earlier terminated by our board of directors.

Annie’s, Inc. Omnibus Incentive Plan

In connection with this offering, on February 22, 2012, our board of directors adopted and our stockholders approved the Omnibus Incentive Plan, which will be effective prior to the consummation of this offering. The material terms of the Omnibus Incentive Plan are summarized below. The following summary is qualified in its entirety by reference to the complete text of the Omnibus Incentive Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Administration of the Plan

The Omnibus Incentive Plan will be administered by our compensation committee or such other committee or subcommittee appointed from time to time by our board of directors, which we refer to as the Committee. The Committee will be comprised of two or more directors who (i) to the extent required following the Transition Period (as described below), qualify as “outside directors” within the meaning of Section 162(m) of the Code, (ii) meet such other requirements as may be established from time to time by the SEC for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act, (iii) comply with the independence requirements of the stock exchange on which our common stock is listed and (iv) as applicable, comply with the independence requirements as provided pursuant to the rules promulgated by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Committee will interpret the Omnibus Incentive Plan, establish and modify administrative rules, impose such conditions and restrictions on awards as it determines appropriate and make all factual determinations with respect to and take such steps in connection with the Omnibus Incentive Plan and awards granted under it as it may deem necessary or advisable. Solely to the extent permitted by law, the Committee may delegate certain of its powers or responsibilities to a subcommittee of the Committee or designated officers or employees of the company. In addition, our board of directors generally may exercise any of the powers and authority of the Committee under the Omnibus Incentive Plan.

Number of Authorized Shares and Award Limits

The initial number of shares of our common stock reserved for issuance in connection with awards under the Omnibus Incentive Plan, including incentive stock options, is 700,000. The shares to be offered under the Omnibus Incentive Plan may be authorized and unissued stock, or shares of issued stock that have been reacquired by the company.

Following the end of the Transition Period, as defined below, awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code will be subject to the following limits:

•	the maximum aggregate number of shares subject to any stock-based awards granted in any calendar year to any one participant will be 150,000; and

•	the maximum aggregate dollar amount subject to any cash-based awards granted in any calendar year to any one participant will be $750,000.

Any shares covered by an award that are forfeited, expired, canceled, settled in cash or otherwise terminated without delivery of shares to the grantee will be available for future grants under the Omnibus Incentive Plan. In addition, shares issued with respect to awards assumed by us in connection with any merger, acquisition or related transaction will not reduce the total number of shares available for issuance under the Omnibus Incentive Plan. However, shares surrendered to or withheld by us in payment or satisfaction of the exercise price of an award or any tax withholding obligation with respect to an award will not be available for the grant of new awards. The number and class of shares available under the Omnibus Incentive Plan and subject to outstanding awards, as well as the award limits described above, may be equitably adjusted by the Committee in the event of various changes in the capitalization of the company.

Eligibility and Participation

Eligibility to participate in the Omnibus Incentive Plan is limited to such employees, non-employee directors and consultants of the company, or of any affiliate, as the Committee may determine and designate from time to time.

Type of Awards

The following types of awards are available for grant under the Omnibus Incentive Plan: incentive stock options, or ISOs, non-qualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted stock units, performance awards, other stock-based awards and cash-based incentive awards.

Stock Options and SARs.

Grant of Options and SARs. The Committee may award ISOs and NSOs, collectively referred to as Options, and SARs to grantees. The exercise price per share of an Option or a SAR will be at least 100% of the fair market value per share of our stock underlying the award on the grant date. The exercise price of Options granted in connection with this offering will be the price per share of common stock of the company for the offering. The Committee will determine the terms and conditions (including any performance requirements) under which an Option or SAR will become exercisable and will include such information in the award agreement.

Special Limitations on ISOs. In the case of a grant of an Option intended to qualify as an ISO to a grantee who owns more than ten percent of the total combined voting power of all classes of our outstanding stock, or a Ten Percent Stockholder, the exercise price of the Option will not be less than 110% of the fair market value of a share of our stock on the grant date. Additionally, an Option will constitute an ISO only (i) if the grantee is an employee of the company or a subsidiary of the company on the date of grant, (ii) to the extent such Option is specifically designated as an ISO in the related award agreement and (iii) to the extent that the aggregate fair market value (determined at the time the option is granted) of the shares of stock with respect to which all ISOs held by such grantee become exercisable for the first time during any calendar year (under the Omnibus Plan and all other plans of the grantee’s employer and its affiliates) does not exceed $100,000.

Exercise of Options and SARs. An Option or SAR may be exercised by the delivery to us of written notice of exercise and payment in full of the exercise price in cash or by such other method as the Committee may permit in its sole discretion. Upon exercise of a SAR, the grantee will receive a payment equal to the excess of (i) the fair market value of one share of our stock on the date of exercise over (ii) the exercise price of the Option or SAR, subject to any applicable tax withholding. If not exercised, Options and SARs will expire at such time as the Committee determines. However, no Option or SAR may be exercised more than ten years from the date of grant, or in the case of an ISO held by a Ten Percent Stockholder, not more than five years from the date of grant.

Restricted Stock and Restricted Stock Units. The Committee may award to a participant shares of common stock subject to such terms and conditions as the Committee may establish and as set forth in the applicable award agreement, or restricted stock. The Committee also may award to a participant restricted stock units representing the right to receive shares of common stock in the future. The applicable award agreement will provide that the shares of restricted stock or restricted stock units are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified period or the attainment of specified performance targets over such period.

Performance Awards. The Committee may grant performance awards to participants, which entitle participants to receive a payment from the company, the amount of which is based upon the attainment of predetermined performance targets established by the Committee over a specified award period of not less than one year. Performance awards may be paid in cash, shares of common stock or a combination thereof, as determined by the Committee. Performance awards are subject to forfeiture if the participant’s employment terminates during the specified award period, except as provided in the applicable award agreement.

Other Stock-Based Awards. The Committee may also grant equity-based or equity-related awards, referred to as other stock-based awards, in addition to Options, SARs, restricted stock, restricted stock units or performance awards, such as stock purchase rights and awards of common stock, under such terms and conditions as the Committee may determine and as set forth in the applicable award agreement.

Cash-Based Incentive Awards. The Omnibus Incentive Plan authorizes performance-based cash incentive compensation to be paid to executive officers of the company which, following the Transition Period, shall include “covered employees” within the meaning of Section 162(m) of the Code. The material terms of the incentive compensation feature of the Omnibus Incentive Plan are as follows:

•

Following the Transition Period, the targets for cash-based incentive payments to covered employees will consist only of one or more of the performance goals discussed below. Following the Transition Period, such performance targets will be established by the Committee on a timely basis to ensure that the targets are considered “preestablished” for purposes of Section 162(m) of the Code.

•

The Committee will not have the flexibility to pay a covered executive more than the cash-based incentive amount indicated by his or her attainment of the performance target under the applicable payment schedule. The Committee will, however, have the flexibility to use negative discretion to reduce this amount.

Dividend Equivalents. The Committee may provide for the payment or accrual of dividend equivalents with respect to any share-based awards under the Omnibus Incentive Plan, other than Options and SARs. Dividend equivalents awarded in connection with a grant of any performance-based award will not be payable unless and until the performance conditions applicable to the award have been met, or the award otherwise becomes vested in accordance with the award agreement and the Omnibus Incentive Plan.

Performance Goals

With respect to awards granted under the Omnibus Incentive Plan following the Transition Period that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, the applicable performance targets will be established by the Committee based on one or more of the following measures: sales; net sales; return on sales; revenue, net revenue, gross revenue, product revenue or system-wide revenue (including growth of same); operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share (including on a diluted or undiluted basis, before or after taxes); net income or loss (before or after taxes); return on equity; stockholder return or total stockholder return; return on assets or net assets; price of the shares or any other publicly-traded securities of the company; market share; enterprise value; gross profits; gross or net profit margin; gross profit growth; net operating profit (before or after taxes); operating earnings; earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization); economic value-added models or “value creation” or similar metrics; comparisons with various stock market indices; reductions in costs; cash flow (including, but not limited to, operating cash flow and free cash flow) or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; cash flow return on capital; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; general and administrative expense savings; inventory control; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders’ equity; return on stockholders’ equity; operating efficiencies; cost reduction or savings; customer satisfaction; client retention; customer growth; employee satisfaction; productivity or productivity ratios; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the company’s equity or debt securities); debt level year-end cash position; book value; factoring transactions; competitive market metrics implementation; and completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets. Any one of these performance targets or goals may be measured with respect to the company or any one or more of its subsidiaries, affiliates or divisions and either in absolute terms or as compared to another company or companies.

Minimum Vesting and Forfeiture Periods for Awards

Any stock-settled award granted under the Omnibus Incentive Plan that vests solely based on the passage of time will not vest more quickly than ratably over a three-year period from the grant date and any stock-settled award that vests solely based on the achievement of performance goals will not vest more quickly than one year from the grant date. However, the minimum vesting or forfeiture requirements will not apply to awards that are (i) granted to non-employee directors or consultants, (ii) granted in connection with this offering or (iii) granted in substitution for awards assumed in connection with an acquisition or other corporate transaction. In addition, the Committee may accelerate vesting of awards as a result of the participant’s death or disability or a change in control or with respect to new hires. The Committee also will have discretion to award up to four percent of the shares reserved under the Omnibus Incentive Plan without regard to these minimum vesting or forfeiture periods.

Effect of Certain Transactions

In the event of a change in control of the company, outstanding awards under the Omnibus Incentive Plan may be subject to accelerated vesting or settlement as provided in the individual award agreements. Upon the occurrence of certain corporate transactions, which may include a change in control, outstanding awards generally will be subject to the terms of the agreement entered into in connection with the transaction, which may provide for the assumption or substitution of awards by the surviving corporation or its parent or subsidiary, for accelerated vesting and accelerated expiration, or for settlement in cash or cash equivalents.

Deferral Arrangements

The Committee may permit or require the deferral of any payment under a restricted stock unit or performance award into a deferred compensation arrangement in a manner intended to comply with, or be exempt from, Section 409A of the Code.

Nontransferability of Awards

Generally, during the lifetime of a grantee, only the grantee may exercise rights under the Omnibus Incentive Plan and no award will be assignable or transferable other than by will or laws of descent and distribution. If authorized in the award agreement, a grantee may transfer, not for value, all or part of an NSO to certain family members (including trusts and foundations for their benefit). Neither restricted stock nor restricted stock units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Committee.

Term of Plan

Unless earlier terminated by our board of directors, the authority to make grants under the Omnibus Incentive Plan will terminate on the date that is ten years after it is adopted by our board of directors.

Amendment and Termination

Subject to applicable laws and stock exchange listing standards requiring stockholder approval under certain circumstances, our board of directors may, at any time, amend or terminate the Omnibus Incentive Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the Omnibus Incentive Plan without the consent of the applicable participants. The Omnibus Incentive Plan specifically prohibits the repricing of Options or SARs without stockholder approval.

For this purpose, a repricing means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Option or SAR to lower its exercise price; (ii) any other action that is treated as a repricing under generally accepted accounting principles; and (iii) repurchasing for cash or canceling an Option or SAR at a time when its exercise price is greater than the fair market value of the underlying stock in exchange for another award, unless the cancelation and exchange occurs in connection with a change in capitalization or similar change.

Federal Income Tax Consequences

The following is a summary of the general federal income tax consequences to the company and to U.S. taxpayers of awards granted under the Omnibus Incentive Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

•

NSOs and SARs. No taxable income is reportable when a NSO or SAR is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient if the appropriate holding period under federal tax law is met for such treatment.

•

ISOs. No taxable income is reportable when an ISO is granted or exercised, except for grantees who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised. If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as long-term capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

•

Restricted Stock and Restricted Stock Units. A recipient of restricted stock or restricted stock units will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares, or cash, received minus any amount paid for the shares.

•

Performance Awards, Other Stock-Based Awards and Cash-Based Incentive Awards. Typically, a recipient will not have taxable income upon the grant of performance awards, any other stock-based awards or any cash-based incentive awards. Subsequently, when the conditions and requirements for the grants have been satisfied and the payment determined, any cash received and the fair market value of any common stock received will constitute ordinary income to the recipient.

•

Certain Other Tax Issues. In addition, (i) any of our officers subject to liability under Section 16(b) of the Exchange Act may be subject to special rules regarding the income tax consequences concerning their awards; (ii) in the event that the exercisability or vesting of any award is accelerated because of a change in control, payments relating to the awards (or a portion thereof), either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Code, which excess amounts may be subject to excise taxes and may be nondeductible by us; and (iii) the exercise of an incentive stock option may have implications in the computation of alternative minimum taxable income. Further, Section 409A of the Code provides that all amounts deferred under a nonqualified deferred compensation plan are includible in a participant’s gross income to the extent such amounts are not subject to a substantial risk of forfeiture, unless certain requirements are satisfied. If the requirements are not satisfied, in addition to current income inclusion, interest at the underpayment rate plus 1% will be imposed on the participant’s underpayments that would have occurred had the deferred compensation been includible in gross income for the taxable year in which first deferred or, if later, the first taxable year in which such deferred compensation is not subject to a substantial risk of forfeiture. The amount required to be included in income is also subject to an additional 20% tax. While it is anticipated that most awards under the Omnibus Incentive Plan will be intended to be exempt from the requirements of Section 409A of the Code, awards not exempt from Section 409A of the Code will be granted in a manner intended to comply with Section 409A of the Code. The Omnibus Incentive Plan is not, nor is it intended to be, qualified under Section 401(a) of the Code.

•

Tax Effect for the Company. We generally will receive a tax deduction for any ordinary income recognized by a grantee in respect of an award under the Omnibus Incentive Plan, for example, upon the exercise of a NSO, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code (as described below) for compensation paid to executives designated in those Sections. In the case of ISOs that meet the holding period requirements described above, the grantee will not recognize ordinary income; therefore, we will not receive a deduction.

Once we become a public company, special rules limit the deductibility of compensation paid to our CEO and to each of our three most highly compensated executive officers, other than our CFO, whose compensation is required to be reported annually in our proxy statement. Under Section 162(m) of the Code, the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1.0 million. However, we intend to rely on Treasury Regulation Section 1.162-27(f) which provides that the deduction limit of Section 162(m) of the Code does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. Subject to certain requirements, we may rely on this “grandfather” provision until the earliest of (i) the first meeting of stockholders at which directors are elected that occurs after the end of the third calendar year following the calendar year in which the offering is consummated; (ii) the date the Omnibus Incentive Plan is materially modified; and (iii) the issuance of all shares reserved for awards under the Omnibus Incentive Plan, or the Transition Period. Additionally, after the expiration of the Transition Period, we can preserve the deductibility of compensation over $1.0 million if certain conditions of Section 162(m) of the Code are met. These conditions include stockholder approval of the Omnibus Incentive Plan, setting limits on the number of awards that any individual may receive and, for awards other than Options and SARs, establishing performance criteria that must be met before the award will actually be settled or otherwise paid. The Omnibus Incentive Plan has been designed to permit the Committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) of the Code.

Registration of Shares

Following consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the full number of shares of our common stock that will be reserved for issuance under the Omnibus Plan, as described in the section titled “Number of Authorized Shares and Award Limits” above, as well as a registration statement on Form S-8 to register shares of common stock reserved for issuance under the Amended and Restated 2004 Stock Option Plan.

401(k) Plan

Our 401(k) plan, which is generally available to all employees, allows participants to defer amounts of their annual compensation before taxes, up to the maximum amount specified by the Code, which was $16,500 per person for calendar year 2011. Elective deferrals are immediately vested and nonforfeitable upon contribution by the employee. We currently match 25% of an employee’s contributions to the plan, up to 6% of the employee’s compensation, but not in excess of a total match of $2,000 for a plan year.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Stockholders Agreement

Our Stockholders Agreement relates to our common and preferred stock and any other equity securities that we may issue and our stockholders may hold. Among other things, the Stockholders Agreement places certain restrictions on the ability of our stockholders to transfer shares of our equity securities and provides for certain rights of co-sale in connection with the disposition of those shares held by Solera and the right for Solera under certain circumstances to require our other stockholders to transfer the shares of our equity securities held by them to a third party. The Stockholders Agreement further provides that our stockholders vote their equity interests in our company such that there are up to six members of our board of directors, one of whom is our company’s CEO and the others of whom are designated by Solera. The Stockholders Agreement will automatically terminate upon the consummation of this offering with certain limited exceptions, including with respect to a stock transfer opinion provision therein.

Registration Rights Agreement

We are party to an amended and restated registration rights agreement dated as of November 14, 2005, or Registration Rights Agreement, relating to our shares of common stock held by certain affiliates of Solera, Najeti Organics LLC and certain other stockholders. Under the Registration Rights Agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our shares of common stock offered pursuant to this agreement other than underwriting discounts and selling commissions. The Registration Rights Agreement contains customary indemnification provisions. Further, under the Registration Rights Agreement, we and each stockholder party agreed, if required by the managing underwriter in an underwritten offering, not to effect (other than pursuant to such registration) any public sale or distribution, of any of its stockholdings in our company or securities convertible into any of our equity securities for 180 days after, and during the 20 days prior to, the effective date of such registration.

Demand Registration Rights

Under the Registration Rights Agreement, subject to certain exceptions, Solera has the right to require us to register for public sale under the Securities Act all shares of common stock held by it that it requests be registered, in which case we would be required to notify and offer registration to the other stockholder parties insofar as the aggregate number of shares to be registered does not exceed the number which can be sold in such offering without materially and adversely affecting the offering price, as determined by the relevant managing underwriter or investment banking firm.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities other than with respect to (1) a registration related to a company stock plan or (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions, all stockholders party to the Registration Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, certain of our stockholders are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Advisory Services Agreement

In April 2011, we renewed our March 2009 advisory services agreement with Solera. Under the advisory services agreement, Solera provides consulting and advisory services to us, including assisting in the raising of additional debt and equity capital, assisting with long-term strategic planning and providing certain other consulting services. Pursuant to the agreement, we pay Solera an annual fee of $600,000 on a quarterly basis. In addition, we reimburse Solera for all out-of-pocket costs and expenses incurred in connection with the services provided and provide Solera with customary indemnification protections. In connection with this offering, the advisory services agreement will be terminated in exchange for a payment to Solera of $1.3 million. The indemnification provisions in favor of Solera will survive such termination.

Option Purchase Agreements

On April 27, 2011, pursuant to Section 5(j) of the 2004 Plan, we entered into option purchase agreements with each of Mr. Foraker and Ms. Bird for the purchase of certain common stock options and paid to each of Mr. Foraker and Ms. Bird a cash price per option equivalent to the difference between the fair market value of a share of common stock as of that date, as determined by our board of directors, and the exercise price of such options pursuant to the respective option grant letters. Pursuant to such agreements, Mr. Foraker tendered to us a portion of an option with respect to 33,562 shares of our common stock in exchange for cash consideration of $499,738, and Ms. Bird tendered to us a portion of an option with respect to 7,000 shares of our common stock in exchange for cash consideration of $101,850.

Procedures for Related-party Transactions

Our board of directors has adopted a written code of business conduct and ethics for our company, which will be effective and publicly available on our website at www.annies.com upon the consummation of this offering. The code of conduct and ethics was not in effect when we entered into the related-party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related-party transactions, to their supervisor, an executive officer of the company or the compliance officer of the company, as defined in our code of business conduct and ethics, who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee will be required to approve any related-party transactions, including those transactions involving our directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of January 31, 2012, by:

•	each stockholder we know to own beneficially more than 5% of our common stock;

•	each of our named executive officers, directors and director nominee individually; and

•	all of our named executive officers, directors and director nominee as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 2012 are deemed to be outstanding and beneficially owned by the person holding the options. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership of our common stock for the following table is based on 382,435 shares of our common stock and 3,802,084 shares of our Series A 2002 convertible preferred stock, 4,806,000 shares of our Series A 2004 convertible preferred stock and 3,673,469 shares of our Series A 2005 convertible preferred stock (assuming conversion of all such preferred shares into shares of our common stock on a one-for-one basis immediately prior to the consummation of this offering) outstanding as of January 31, 2012. The number of shares of our common stock owned before this offering included in the following table do not reflect the stock split to be effected immediately prior to the date of this prospectus. The number of shares of common stock outstanding after this offering also includes shares of common stock being offered for sale by us in this offering.

Unless otherwise indicated, the address for each listed stockholder is c/o Annie’s, Inc., 1610 Fifth Street, Berkeley, CA 94710. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares of Common Stock Owned Before this Offering		Shares Offered	Shares of Common Stock Owned After this Offering
Name	Number	Percent		Number	Percent
5% Stockholders:
Solera Funds(1)	11,463,371	90.5%
Najeti Ventures LLC(2)	818,182	6.5%
Named Executive Officers, Directors and Director Nominees:
John M. Foraker(3)	243,000	1.9%
Mark Mortimer(4)	85,000	*
Sarah Bird(5)	83,000	*
Steven Jackson(6)	62,500	*
Lawrence Waldman(7)	40,000	*
Molly F. Ashby(1)	11,463,371	90.5%
David A. Behnke	—	*
Bettina M. Whyte	—	*
Julie D. Klapstein(8)	—	*
Billie Ida Williamson(9)	—	*
All named executive officers, directors and director nominee as a group (10 persons)	11,976,871	90.9%
Other Selling Stockholders:
Annie Christopher and Peter Backman(10)	136,055	1.1%
Donna Raiff(11)	15,527	*
Ann E. Withey(12)	198,503	1.6%

*	Less than 1%

(1)	Represents shares owned by Solera Partners, L.P. and SCI Partners, L.P. (the “Solera Funds”). Solera Partners, L.P. is controlled by its general partner, Solera Capital GP, L.P., which is controlled by its general partner, Solera GP, LLC. Ms. Ashby is the sole managing member of Solera GP, LLC. In addition, investment and disposition decisions for Solera Partners, L.P. are generally made by a majority vote of the investment committee of Solera Capital GP, L.P., which majority vote must include Ms. Ashby. The investment committee is comprised of four members, including Ms. Ashby and Mr. Murphy. SCI Partners, L.P. is controlled by its general partner, Solera GP II, LLC. Ms. Ashby is the sole managing member of Solera GP II, LLC. Ms. Ashby and Mr. Murphy each expressly disclaims beneficial ownership of such shares as to which they do not have a pecuniary interest. The address of each of the Solera Funds, Ms. Ashby and Mr. Murphy is c/o Solera Capital, LLC, 625 Madison Avenue, New York, New York 10022. If the underwriters’ overallotment option is exercised in full, the Solera Funds would own shares of common stock, or %, after this offering. An affiliate of J.P. Morgan Securities, LLC, a broker-dealer and one of the underwriters in this offering, is a limited partner in Solera Partners, L.P., our largest stockholder and one of the selling stockholders.
(2)	Represents shares owned by Najeti Organics LLC, which in turn is owned by affiliates of Najeti SAS, a French corporation (collectively, the “Najeti Group”). Investment and disposition decisions in respect of Najeti Organics LLC’s holdings are made by Najeti Ventures LLC, its manager. Ms. Nathalie Durand is the sole manager of Najeti Ventures LLC and is a shareholder of Najeti SAS. The address of Najeti Organics LLC, the Najeti Group, Najeti Ventures LLC and Ms. Durand is c/o Najeti Ventures LLC, 555 Heritage Road, Suite 102, Southbury, CT 06488. Ms. Durand expressly disclaims beneficial ownership of such shares as to which she does not have a pecuniary interest. If the underwriters’ overallotment option is exercised in full, Najeti Organics LLC would own shares of common stock, or %, after this offering.
(3)	Represents shares of our common stock issuable on the exercise of options held by Mr. Foraker.
(4)	Represents shares of our common stock issuable on the exercise of options held by Mr. Mortimer.
(5)	Represents shares of our common stock issuable on the exercise of options held by Ms. Bird.
(6)	Represents shares of our common stock issuable on the exercise of options held by Mr. Jackson.
(7)	Represents shares of our common stock issuable on the exercise of options held by Mr. Waldman.
(8)	Julie D. Klapstein will commence service as a director effective March 1, 2012.
(9)	Billie Ida Williamson will commence service as a director upon the consummation of this offering.
(10)	Represents shares of our common stock owned jointly by Ms. Christopher and Mr. Backman.
(11)	Represents 5,927 shares of our common stock owned by Ms. Raiff and 9,600 shares of our common stock issuable on the exercise of options held by Ms. Raiff.
(12)	Represents shares of our common stock owned by Ms. Withey.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and our bylaws following certain amendments that we intend to make in connection with this offering, as well as certain applicable provisions of Delaware law. Forms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect following this offering have been filed as exhibits to the registration statement of which this prospectus is a part.

Conversion of Issued and Outstanding Preferred Stock

Prior to this offering, we had one class of common stock outstanding and three classes of preferred stock outstanding (our Series A 2002 convertible preferred stock, our Series A 2004 convertible preferred stock and our Series A 2005 convertible preferred stock). As of December 31, 2011, there were             shares of our common stock that were held of record by             stockholders,             shares of our Series A 2002 convertible preferred stock that were held of record by             stockholders,             shares of our Series A 2004 convertible preferred stock that were held of record by             stockholders and             shares of our Series A 2005 convertible preferred stock that were held of record by              stockholders. In addition,             shares of our common stock were issuable upon exercise of outstanding options granted under our 2004 Plan and certain non-plan options and 65,000 shares of our Series A 2005 convertible preferred stock common stock were issuable upon exercise of the outstanding warrant issued to Hercules Technology II, L.P.

Immediately prior to the consummation of this offering, we will amend our existing amended and restated certificate of incorporation and amended and restated bylaws such that they will reflect the descriptions of those charter documents below. Immediately prior to the consummation of this offering, all of our issued and outstanding shares of Series A 2002 convertible preferred stock, Series A 2004 convertible preferred stock and Series A 2005 convertible preferred stock will be converted into shares of our common stock.

Common Stock

As of January 31, 2012, there were 13 holders of our common stock. Following this offering, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and there will be             shares of common stock outstanding, assuming no exercise of outstanding warrants or options. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the consummation of this offering will be fully paid and non-assessable.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The affirmative vote of a plurality of shares of our common stock present in person or by proxy will decide the election of any directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by our board of directors.

Rights upon Liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other Rights and Preferences

Holders of our common stock have no preemptive, conversion or redemption rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “BNNY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

Following this offering, our board of directors will be authorized to provide for the issuance of up to                  shares of preferred stock, par value $0.001 per share, in one or more series. Our board of directors is authorized to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any preferred stock.

Delaware Anti-Takeover Statute

We will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover statute that provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the holders of the outstanding voting stock that is not owned by the interested stockholder. The applicability of this provision to us would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for your shares.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of

Incorporation and Bylaws

Following the consummation of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These include provisions that:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include voting, approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•	classify our board of directors into three separate classes with staggered terms;

•

provide that once Solera ceases to own shares representing more than 50% of our total voting power, directors can only be removed for cause or by a vote of shares representing 66 2/3% or more of our total voting power;

•	prohibit stockholders from acting by written consent once Solera ceases to beneficially own shares representing more than 50% of our total voting power;

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•

provide that once Solera ceases to own shares representing more than 50% of our total voting power, the shareholders can only adopt, amend or repeal our amended and restated bylaws with the affirmative vote of 66 2/3% or more of our total voting power;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

prohibit stockholders from calling special meetings, except that Solera may call a special meeting until such time as Solera ceases to beneficially own shares representing 35% or more of our total voting power; and

•	provide our board of directors with the sole power to set the size of our board of directors and fill vacancies.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

Limitation on Liability

Our amended and restated certificate of incorporation, which will be in effect upon the consummation of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. In addition, our amended and restated bylaws, which will be in effect upon the consummation of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Prior to the consummation of this offering, we intend to enter into indemnification agreements with our current directors, director nominees and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also expect to continue to maintain directors and officers liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the consummation of this offering, we will have            shares of common stock outstanding, assuming the conversion of all outstanding shares of our preferred stock into common stock. Of these shares, the             shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated by the SEC under the Securities Act. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately             shares immediately after this offering, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Statements on Form S-8

Following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 2004 Plan, certain non-plan options and our Omnibus Incentive Plan, which will be effective upon the consummation of this offering. This registration statement would cover approximately                  shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, certain holders of shares of our common stock will be entitled to the rights described under “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a general summary of certain U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “Non-U.S. Holder.” You are a Non-U.S. Holder if, for U.S. federal income tax purposes, you are a beneficial owner of shares of our common stock other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place pursuant to the applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, bank, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, U.S. expatriate, former long-term permanent resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes (except, to a limited extent below, U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Code, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and all other applicable authorities (we refer to all such sources of law in this prospectus as Tax Authorities). The Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) beneficially owns our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership owning our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Distributions

Although we do not anticipate that we will pay any dividends on our common stock in the foreseeable future, to the extent dividends are paid to Non-U.S. Holders, such distributions will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly provide the payor or the relevant withholding agent with an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty. Special certification and other requirements may apply if you hold shares of our common stock through certain foreign intermediaries. A distribution of cash or other property

(other than certain pro rata distributions of our common stock) in respect of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your adjusted tax basis in your shares of our common stock and, to the extent it exceeds your tax basis, as capital gain from the sale of stock as described below under the heading “—Sale or Other Disposition of Our Common Stock.”

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment or a fixed base maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Sale or Other Disposition of Our Common Stock

Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or a fixed base maintained by you);

•	you are an individual, you are present in the United States for a period or periods aggregating 183 days or more in the taxable year of disposition and you meet other conditions; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have not been and do not anticipate we will become) and you hold or have held, directly or indirectly, more than five percent of our common stock, at any time within the five-year period ending on the date of disposition of our common stock.

If you are described in the first bullet point above, you will be subject to U.S. federal income tax on the gain from the sale, net of certain deductions, at the same rates applicable to U.S. persons and, if you are a corporation, the 30% branch profits tax also may apply to such effectively connected gain. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year. Non-U.S. Holders should consult any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. A similar report will be sent to you. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or you are one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”) and neither we nor the payor has actual knowledge (or reason to know) that you are a U.S. holder that is not an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you if withholding results in an overpayment of taxes or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Recently Enacted Withholding Legislation

Recently enacted legislation will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners) and meets certain other requirements. This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other requirements. Under certain circumstances, a Non-U.S. Holder of our common stock may be eligible for a refund or credit of such taxes. The IRS has issued a notice indicating that any withholding obligations under this legislation will begin on or after January 1, 2014 with respect to dividends and January 1, 2015 with respect to gross proceeds. Congress has delegated broad authority to the U.S. Treasury Department to promulgate regulations to implement this new withholding and reporting regime. We cannot predict whether or how any such regulations will affect you. You should consult your own tax advisor as to the possible implications of this legislation on your investment in shares of our common stock.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

The preceding discussion of U.S. federal income and estate tax considerations is for general information only. It is not tax advice. Each prospective investor should consult their own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as Representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated
Canaccord Genuity Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the overallotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any overallotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the initial public offering, the Representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The Representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

Our directors and executive officers, the selling stockholders and certain of our other stockholders and option holders, representing in the aggregate 98% of our common stock on a fully diluted basis, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to             shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the New York Stock Exchange under the symbol “BNNY.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, Solera and the Representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of the offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with this offering the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

Other Relationships

Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses. An affiliate of J.P. Morgan Securities, LLC, a broker-dealer and one of the underwriters in this offering, is a limited partner in Solera Partners, L.P., our largest stockholder and one of the selling stockholders.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), our common shares will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common shares may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

In addition, each underwriter:

•

has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information.

Rights of Action— Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Annie’s, Inc. by K&L Gates LLP, Boston, Massachusetts. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York, in connection with this offering.

EXPERTS

The consolidated financial statements as of March 31, 2010 and 2011 and for each of the three years in the period ended March 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain a website at www.annies.com. However, the information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annie’s, Inc.

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2010 and 2011 and December 31, 2011 (Unaudited)	F-3

Consolidated Statements of Operations for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 and 2011 (Unaudited)	F-4

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2011 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 and 2011 (Unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Annie’s, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Annie’s, Inc. and its subsidiaries at March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

December 1, 2011

Annie’s, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	March 31, 2010	March 31, 2011	December 31, 2011	Pro Forma Stockholders’ Equity at December 31, 2011 (see Note 2)
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$8,550	$7,333	$2,414
Accounts receivable, net	8,583	9,128	5,868
Inventory	8,092	9,653	13,443
Deferred tax assets	—	1,607	1,681
Prepaid expenses and other current assets	1,051	1,350	1,860

Total current assets	26,276	29,071	25,266
Property and equipment, net	1,102	1,555	2,612
Goodwill	30,809	30,809	30,809
Intangible assets, net	241	180	1,191
Deferred tax assets, long-term	—	5,527	5,785
Deferred initial public offering costs	—	—	2,462
Other non-current assets	366	119	93

Total assets	$58,794	$67,261	$68,218

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$6,749	$10,484	$2,032
Related-party payable	103	6	3
Accrued liabilities	2,886	5,546	6,288

Total current liabilities	9,738	16,036	8,323
Notes payable	5,856	—	—
Credit facility	—	—	13,302
Convertible preferred stock warrant liability	—	—	969
Other non-current liability	—	—	885

Total liabilities	15,594	16,036	23,479

Commitments and contingencies (Note 7)
Convertible preferred stock, $0.001 par value—12,346,555, 12,346,555 and 12,346,555 shares authorized at March 31, 2010, 2011 and December 31, 2011 (unaudited), respectively; 12,281,553, 12,281,553 and 12,281,553 shares issued and outstanding at March 31, 2010, 2011 and December 31, 2011 (unaudited), respectively; and shares authorized, issued and outstanding pro forma (unaudited); (aggregate liquidation value $125,900 and $130,804 at March 31, 2011 and December 31, 2011 (unaudited))	81,373	81,373	81,373

STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.001 par value—6,455,531, 6,455,531 and 6,455,531 shares authorized at March 31, 2010, 2011 and December 31, 2011 (unaudited), respectively; none issued and outstanding at March 31, 2010, 2011 and December 31, 2011 (unaudited)	—	—	—
Common stock, $0.001 par value—24,000,000, 24,000,000 and 24,000,000 shares authorized at March 31, 2010, 2011 and December 31, 2011 (unaudited), respectively; 372,185, 375,185 and 382,435 shares issued and outstanding at March 31, 2010, 2011 and December 31, 2011 (unaudited), respectively; shares authorized, 12,663,988 shares issued and outstanding pro forma (unaudited)	1	1	1
Additional paid-in capital	4,320	4,719	4,123
Accumulated deficit	(42,494)	(34,868)	(40,758)

Total stockholders’ deficit	(38,173)	(30,148)	(36,634)

Total liabilities, convertible preferred stock and stockholders’ deficit	$58,794	$67,261	$68,218

The accompanying notes are an integral part of these financial statements.

Annie’s, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Years Ended March 31,				Nine Months Ended December 31,
	2009	2010	2011		2010	2011
					(unaudited)
Net sales	$93,643	$96,015		$117,616	$81,021		$98,320
Cost of sales	64,855	63,083		71,804	50,269		60,034

Gross profit	28,788	32,932		45,812	30,752		38,286
Operating expenses:
Selling, general and administrative	25,693	25,323		30,674	20,957		25,206

Income from operations	3,095	7,609		15,138	9,795		13,080
Interest expense	(1,279)	(1,207)		(885)	(881)		(66)
Other income (expense), net	(289)	21		155	128		(428)

Income before provision for (benefit from) income taxes	1,527	6,423		14,408	9,042		12,586
Provision for (benefit from) income taxes	56	400		(5,747)	(5,964)		4,926

Income from continuing operations	1,471	6,023		20,155	15,006		7,660
Loss from discontinued operations (Note 15)	(579)	—		—	—		—
Loss from sale of discontinued operations (Note 15)	(1,865)	—		—	—		—

Net income (loss)	$(973)	$6,023		$20,155	$15,006		$7,660

Net income attributable to common stockholders from continuing operations	$43	$177		$596	$442		$233
Net loss attributable to common stockholders from discontinued operations	(72)	—		—	—		—

Net income (loss) attributable to common stockholders (Note 14)	$(29)	$177		$596	$442		$233

Net income (loss) per share attributable to common stockholders—Basic
Continuing operations	$0.12	$0.48		$1.60	$1.19		$0.62
Discontinued operations	(0.20)	—		—	—		—

Total basic net income (loss) per share attributable to common stockholders	$(0.08)	$0.48		$1.60	$1.19		$0.62

Net income (loss) per share attributable to common stockholders—Diluted
Continuing operations	$0.07	$0.24		$0.61	$0.47		$0.29
Discontinued operations	(0.20)	—		—	—		—

Total diluted net income (loss) per share attributable to common stockholders	$(0.13)	$0.24		$0.61	$0.47		$0.29

Weighted average shares of common stock outstanding used in computing net income (loss) per share attributable to common stockholders—basic	372,085	372,162		372,675	372,581		376,970

Weighted average shares of common stock outstanding used in computing net income (loss) per share attributable to common stockholders—diluted	618,303	725,838		969,163	934,843		797,940

Pro forma net income per share (Note 14)—basic (unaudited)			$			$

Pro forma net income per share (Note 14)—diluted (unaudited)			$			$

Weighted average shares of common stock outstanding used in computing the pro forma net income per share (Note 14)—basic (unaudited)

Weighted average shares of common stock outstanding used in computing the pro forma net income per share (Note 14)—diluted (unaudited)

The accompanying notes are an integral part of these financial statements.

Annie’s, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at March 31, 2008	12,281,553	$81,373	372,085	$1	$2,582	$(44,064)	$(41,481)
Stock-based compensation	—	—	—	—	835	—	835
Net loss	—	—	—	—	—	(973)	(973)

Balance at March 31, 2009	12,281,553	81,373	372,085	1	3,417	(45,037)	(41,619)
Issuance of common stock upon exercise of stock options	—	—	100	—	1	—	1
Stock-based compensation	—	—	—	—	902	—	902
Dividends paid	—	—	—	—	—	(3,480)	(3,480)
Net income	—	—	—	—	—	6,023	6,023

Balance at March 31, 2010	12,281,553	81,373	372,185	1	4,320	(42,494)	(38,173)
Issuance of common stock upon exercise of stock options	—	—	3,000	—	26	—	26
Stock-based compensation	—	—	—	—	373	—	373
Dividends paid	—	—	—	—	—	(12,529)	(12,529)
Net income	—	—	—	—	—	20,155	20,155

Balance at March 31, 2011	12,281,553	81,373	375,185	1	4,719	(34,868)	(30,148)
Repurchase of stock options for cash (unaudited)	—	—	—	—	(602)	—	(602)
Reclassification of convertible preferred stock warrant liability (Note 2) (unaudited)	—	—	—	—	(431)	—	(431)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	7,250	—	47	—	47
Stock-based compensation (unaudited)	—	—	—	—	390	—	390
Dividends paid (unaudited)	—	—	—	—	—	(13,550)	(13,550)
Net income (unaudited)	—	—	—	—	—	7,660	7,660

Balance at December 31, 2011 (unaudited)	12,281,553	$81,373	382,435	$1	$4,123	$(40,758)	$(36,634)

The accompanying notes are an integral part of these financial statements.

Annie’s, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended March 31,			Nine Months Ended December 31,
	2009	2010	2011	2010	2011
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(973)	$6,023	$20,155	$15,006	$7,660
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	366	345	494	369	578
Stock-based compensation	835	902	373	279	390
Allowances for trade discounts and other	1,543	200	2,500	(87)	(477)
Inventory reserves	233	30	—	—	—
Change in fair value of convertible preferred stock warrant liability	—	—	—	—	538
Amortization of debt discount	144	143	144	144	—
Amortization of deferred financing costs	249	255	366	356	25
Loss on disposal of property and equipment	55	—	—	—	—
Loss on sale of discontinued operations	1,865	—	—	—	—
Deferred tax benefit	—	—	(7,134)	(6,328)	(332)
Changes in operating assets and liabilities:
Accounts receivable, net	(1,491)	(1,229)	(3,045)	5,080	3,737
Inventory	1,607	714	(1,561)	(5,249)	(3,790)
Prepaid expenses, other current and non-current assets	(159)	152	(352)	(739)	(508)
Accounts payable	(1,714)	2,568	3,735	(6,688)	(9,193)
Related-party payable	195	(178)	(97)	(3)	(3)
Accrued expenses and other non-current liabilities	1,449	(798)	2,660	2,174	604

Net cash provided by (used in) operating activities	4,204	9,127	18,238	4,314	(771)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of discontinued operations	1,686	—	—	—	—
Purchase of property and equipment	(315)	(373)	(886)	(409)	(1,504)
Purchase of intangible asset	—	(191)	—	—	—
Restricted cash	—	62	—	—	—

Net cash provided by (used in) investing activities	1,371	(502)	(886)	(409)	(1,504)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	2,000	—	—	—	—
Proceeds from credit facility	—	—	—	—	13,302
Payment of deferred financing costs	(66)	(289)	(66)	(60)	—
Payments of initial public offering costs	—	—	—	—	(1,841)
Repayment of notes payable	—	—	(6,000)	(6,000)	—
Repayment of bank line of credit, net	(6,947)	—	—	—	—
Dividends paid	—	(3,480)	(12,529)	(3,037)	(13,550)
Net repurchase of stock options	—	—	—	—	(602)
Proceeds from exercises of stock options	—	1	26	6	47

Net cash used in financing activities	(5,013)	(3,768)	(18,569)	(9,091)	(2,644)

NET INCREASE (DECREASE) IN CASH	562	4,857	(1,217)	(5,186)	(4,919)
CASH—Beginning of period	3,131	3,693	8,550	8,550	7,333

CASH—End of period	$3,693	$8,550	$7,333	$3,364	$2,414

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$739	$728	$609	$270	$24
Cash paid for income taxes	$54	$400	$1,491	$1,185	$4,941

NONCASH INVESTING AND FINANCING ACTIVITIES:
Restricted cash paid for accrued expenses	$2,185	$—	$—	$—	$—
Purchase of property and equipment funded through accounts payable	$—	$—	$—	$—	$120
Deferred initial public offering costs funded through accounts payable	$—	$—	$—	$—	$621
Intangible asset acquired by financing transaction	$—	$—	$—	$—	$1,023

The accompanying notes are an integral part of these financial statements.

Annie’s, Inc.

Notes to Consolidated Financial Statements

1.    Description of Business

Annie’s, Inc. (the “Company”), a Delaware corporation incorporated April 28, 2004, is a natural and organic food company. The Company offers over 125 products in the following three product categories: meals; snacks; and dressings, condiments and other. The Company’s products are sold throughout the U.S. and Canada via a multi-channel distribution network that serves the mainstream grocery, mass merchandiser and natural retailer channels. The Company’s headquarters are located in Berkeley, California.

2.    Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Annie’s Homegrown, Inc., Napa Valley Kitchen, Inc. and Annie’s Enterprises, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of December 31, 2011, the interim consolidated statements of operations and cash flows for the nine months ended December 31, 2010 and 2011 and the interim consolidated statement of convertible preferred stock and stockholders’ deficit for the nine months ended December 31, 2011 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of December 31, 2011 and its results of operations and cash flows for the nine months ended December 31, 2010 and 2011. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended December 31, 2011 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 2012 or for any other future year or interim period.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity as of December 31, 2011 gives effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock on a 1-for-1 basis immediately prior to the consummation of a qualifying initial public offering of the Company’s common stock at a price no less than three times the applicable initial purchase price of each series of convertible preferred stock.

The pro forma stockholders’ equity does not give effect to any proceeds from a qualifying initial public offering of the Company’s common stock or the exercise of any then outstanding convertible preferred stock warrant. The convertible preferred stock warrant will become a warrant to purchase 65,000 shares of common stock upon the conversion of shares of convertible preferred stock into shares of common stock (Note 9). The convertible preferred stock warrant liability will be reclassified to additional paid-in capital upon a qualifying initial public offering.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reported periods. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, fluctuations in commodity prices, specifically wheat and flour, dairy products, oils and sugar, continued acceptance of the Company’s products, competition from substitute products and larger companies, dependence on strategic relationships and dependence on key individuals. If the Company fails to adhere to the FDA’s food compliance programs and labeling requirements for food under the Federal Food, Drug, and Cosmetic Act, the FDA may require the Company to recall its products from the market or take other action. The Company relies on contract manufacturers to manufacture and third-party logistics to distribute its products. The Company’s manufacturers and suppliers may encounter supply interruptions or problems during manufacturing due to a variety of reasons, including failure to comply with applicable regulations, including the FDA’s food compliance programs, equipment malfunction and weather and environmental factors, any of which could delay or impede the Company’s ability to meet demand.

Concentration Risk

The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs periodic credit evaluations of its customers and records an allowance for uncollectible accounts receivable based on a specific identification methodology. In addition, management may record an additional allowance based on the Company’s experience with accounts receivable aging categories. Accounts receivable are recorded net of allowances for trade discounts and doubtful accounts. As of March 31, 2010 and 2011 and December 31, 2011 (unaudited), the Company had $2.5 million, $5.0 million and $4.5 million, respectively, for allowance for trade discounts. The Company had no allowance for doubtful accounts as of March 31, 2010 and 2011 and December 31, 2011.

Customers with 10% or more of the Company’s net sales and accounts receivable consist of the following:

	Net Sales			Accounts Receivable
	Customer A	Customer B	Customer C
Fiscal year ended March 31,
2011	28%	12%	12%	51%
2010	31%	*	10%	49%
2009	31%	*	14%	—
Nine-months ended December 31 (unaudited),
2011	24%	13%	12%	41%
2010	26%	12%	12%	—

*	Represents less than 10% of net sales
—	Not presented

The Company relies on a limited number of suppliers for the ingredients used in manufacturing its products. In order to mitigate any adverse impact from a disruption of supply, the Company attempts to maintain an adequate supply of ingredients and believes that other vendors would be able to provide similar ingredients if supplies were disrupted. The Company outsources the manufacturing of its products to contract manufacturers in the U.S. Two vendors accounted for 59%, 51% and 51% of accounts payable at March 31, 2010 and 2011 and December 31, 2011 (unaudited), respectively.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities. The carrying amount of the convertible preferred stock warrant liability represents its estimated fair value (Note 9). Based on the borrowing rates then available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the notes payable at March 31, 2010 and the credit facility at December 31, 2011 (unaudited) approximated the fair value.

Cash

The Company’s cash consists of highly liquid investments with original maturity of three months or less.

Inventories

Inventories are recorded at the lower of cost (determined under the first-in-first-out method) or market. Write downs are provided for finished goods expected to become nonsaleable due to age and provisions are specifically made for slow moving or obsolete raw ingredients and packaging. The Company also adjusts the carrying value of its inventories when it believes that the net realizable value is less than the carrying value. These write-downs are measured as the difference between the cost of the inventory, including estimated costs to complete, and estimated selling prices. These charges are recorded as a component of cost of sales. Once inventory is written down, a new, lower-cost basis for that inventory is established.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives. Maintenance and repairs are charged to expense as incurred. Assets not yet placed in use are not depreciated.

The useful lives of the property and equipment are as follows:

Equipment	3 to 5 years
Software	3 to 7 years
Plates and dies	3 years
Leasehold improvements	Shorter of lease term or estimated useful life

The Company capitalizes certain internal and external costs related to the development and enhancement of the Company’s internal-use software. Capitalized internal-use software development costs are included in property and equipment on the accompanying consolidated balance sheets. At March 31, 2010 and 2011 and December 31, 2011 (unaudited), capitalized software development costs, net of accumulated amortization, totaled approximately $542,000, $434,000 and $1.4 million, respectively.

Goodwill

In connection with prior acquisitions, the Company recorded $30.8 million of goodwill resulting from the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed.

Goodwill is tested for impairment annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, significant adverse change in customer demand or business climate that could affect the value of an asset or significant decrease in expected cash flows at the reporting unit. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test involves a two-step process and is tested at the Company’s sole reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the sole reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. There was no impairment of goodwill identified during the years ended March 31, 2009, 2010 and 2011 or the nine months ended December 31, 2011 (unaudited).

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and prior to any goodwill impairment test. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of long-lived assets during the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2011 (unaudited).

Convertible Preferred Stock Warrant Liability

The Company accounts for the warrant to purchase shares of its convertible preferred stock as a liability at fair value upon issuance, because the warrant may obligate the Company to transfer assets to the holder at a future date under certain circumstances, such as a change of control. The warrant is subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in other income (expense), net in the consolidated statements of operations. See “Out-of-Period Adjustment” below. The liability is adjusted for changes in fair value until the earliest of the exercise, expiration of the convertible preferred stock warrant and conversion to a warrant to purchase common stock.

Convertible Preferred Stock

The holders of the Company’s convertible preferred stock control the vote of stockholders and board of directors through appointed representatives. As a result, the holders of the convertible preferred stock can force a change of control that would trigger liquidation. As redemption of the convertible preferred stock through liquidation is outside of the Company’s control, all shares of convertible preferred stock have been presented outside of permanent equity on the consolidated balance sheets.

Sales Recognition and Sales Incentives

Sales of the Company’s products are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss have been transferred to the customer, the product has been delivered to the customer and there is a reasonable assurance of collection of the sales proceeds. Generally, the Company extends uncollateralized credit to its retailers and distributors ranging up to 30 days and performs ongoing credit evaluation of its customers. The payment terms are typically net-30 with a discount for net-10 payment. The Company recognizes sales net of estimated trade allowances, slotting fees, sales incentives, cash discounts and returns. The cost of these trade allowances, slotting fees and sales incentives is estimated using a number of factors, including customer participation and redemption rates. The Company has entered into contracts with various retailers granting a conditional right of return allowance for spoils and damaged products. Amounts related to shipping and handling that are billed to customers are reflected in net sales and the related shipping and handling costs are reflected in selling, general and administrative expenses. Product returns have not historically been material.

Cost of Sales

Cost of sales consists of the costs of ingredients utilized in the manufacture of products, contract manufacturing fees, packaging and in-bound freight charges. Ingredients account for the largest portion of the cost of sales, followed by contract manufacturing fees and packaging.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations. Shipping and handling costs primarily consist of costs associated with moving finished products to customers, including costs associated with distribution center, route delivery costs and the cost of shipping products to customers through third-party carriers. Shipping and handling costs recorded as a component of selling, general and administrative expenses were $5.6 million, $4.3 million, $4.7 million, $3.3 million and $3.5 million for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited), respectively.

Research and Development Costs

Research and development costs primarily consist of consumer research, employee-related costs for personnel responsible for the research and development of new products, supplies and materials. Research and development costs recorded as a component of selling, general and administrative expenses were approximately $0.8 million, $1.3 million, $2.1 million, $1.2 million and $1.6 million for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited), respectively.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited) included in selling, general and administrative expenses were approximately $1.4 million, $1.1 million, $0.8 million, $0.6 million and $0.5 million, respectively.

Segment Reporting

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 280, Segment Reporting, establishes standards for reporting information about a company’s operating segments. The Company determined its operating segment on the same basis that it uses to evaluate its performance internally. The Company has one business activity, marketing and distribution of natural and organic food products, and operates as one operating segment. The Company’s chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Stock-Based Compensation

The Company maintains performance incentive plans under which nonqualified stock options are granted to eligible employees and directors. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense on a straight-line basis over the requisite service period. The fair value of stock-based awards to employees and directors is estimated using the Black-Scholes option pricing model.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets when, based upon available evidence, realization of the assets is more likely than not.

The accounting standard for uncertainty in income taxes prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Differences between tax positions taken in a tax return and amounts recognized in the financial statements generally result in an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, or a reduction in a deferred tax asset or an increase in a deferred tax liability, or both.

The Company recognizes interest and penalties related to tax positions in income tax expense. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. No interest or penalties have been accrued for any period presented.

Net Income (Loss) Per Share and Unaudited Pro Forma Net Income (Loss) Per Share of Common Stock

Basic net income (loss) per share of common stock is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net income (loss) per share of common stock is computed by giving effect to all potentially dilutive securities outstanding during the period. Potential common shares include those underlying our convertible preferred stock (using the if-converted method), stock options to purchase our common stock (using the treasury stock method) and the warrant to purchase our convertible preferred stock (using the treasury stock method). The potential common shares from the convertible preferred stock warrant and convertible preferred stock had an anti-dilutive effect on the earnings per share, and, accordingly, were excluded from the calculation for the periods presented, as applicable. The Company uses income from continuing operations to determine whether potential common shares are dilutive or anti-dilutive.

Net income (loss) attributable to common stockholders was allocated using the two-class method. The two-class method is an earnings allocation method for calculating earnings per share when a company’s capital structure includes two or more classes of common stock or common stock and participating securities. Under this method, the Company reduced income from continuing operations by the dividends paid to convertible preferred stockholders and the rights of the convertible preferred stockholders to participate in any undistributed earnings. The undistributed earnings were allocated based on the relative percentage of weighted average shares of outstanding convertible preferred stock to the total number of weighted average shares of outstanding common and convertible preferred stock. Under the two-class method, during any period in which the Company had a loss from continuing operations, the loss from the continuing operations and the loss from the discontinued operations were attributed only to the common stockholders. However, during any period in which the Company had income from continuing operations, the income from continuing operations and the loss from discontinued operations were allocated between the common and preferred stockholders under the two-class method.

Pro forma basic and diluted net income per share of common stock has been computed to give effect to the automatic conversion, immediately prior to the consummation of a qualifying initial public offering of the Company’s common stock at a price no less than three times the applicable initial purchase price of each series of convertible preferred stock, of the convertible preferred stock into common stock on a 1-for-1 basis, as of the beginning of the period or the issuance date, if later. Also, the numerator in the pro forma basic and diluted net income per share calculation has been adjusted for the loss resulting from the re-measurement of the convertible preferred stock warrant liability as the warrant will become a warrant to purchase shares of common stock upon the conversion of shares of preferred stock into shares of common stock and at such time will no longer require periodic revaluation.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss), and other comprehensive income (loss). Through December 31, 2011 (unaudited), the Company had no components of other comprehensive income (loss), and therefore, no comprehensive income (loss) information has been presented.

Out-of-Period Adjustment

During the nine months ended December 31, 2011 (unaudited), the Company corrected an error in the measurement of the convertible preferred stock warrant liability. The correction increased the fair value of the convertible preferred stock warrant liability by $949,000, decreased additional paid-in capital by $431,000 with a corresponding increase in expense of $518,000, which was recorded in other income (expense), net in the accompanying statement of operations during the nine months ended December 31, 2011. The correction was an accumulation of an error that should have been recorded in prior periods and would have increased net loss for the year ended March 31, 2009 by $44,000, increased net income by $79,000 for the year ended March 31, 2010 and decreased net income by $553,000 for the year ended March 31, 2011. Management has assessed the impact of this error and does not believe that it is material, either individually or in the aggregate, to any prior period financial statements and the impact of the error in the nine months ended December 31, 2011 (unaudited) is not expected to be material to the anticipated financial results for the year ending March 31, 2012.

Recent Accounting Pronouncements

In September 2011, the FASB issued updated guidance on testing goodwill for impairment. The guidance simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis to determine whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider the qualitative assessment. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (the year ending March 31, 2013 for the Company). Early adoption is permitted. The Company does not expect the adoption of the guidance to have a material impact on its consolidated financial statements.

3.    Balance Sheet Components

Inventory

Inventory is comprised of the following (in thousands):

	March 31,		December 31, 2011
	2010	2011
			(unaudited)
Raw materials	$1,272	$823	$2,201
Work in process	507	455	926
Finished goods	6,313	8,375	10,316

Inventory	$8,092	$9,653	$13,443

Property and Equipment, Net

Property and equipment, net are comprised of the following (in thousands):

	March 31,		December 31, 2011
	2010	2011
			(unaudited)
Equipment	$523	$791	$1,000
Leasehold improvements	50	312	608
Plates and dies	174	285	347
Software	899	1,150	1,160

Total property and equipment	1,646	2,538	3,115
Less: Accumulated depreciation and amortization	(599)	(1,032)	(1,599)
Construction in progress	55	49	1,096

Property and equipment, net	$1,102	$1,555	$2,612

The Company incurred depreciation expense of approximately $286,000, $264,000, $433,000, $310,000 and $567,000 during the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited), respectively.

Intangible Assets, Net

Intangible assets, net are comprised of the following (in thousands):

	March 31,		December 31 2011
	2010	2011
			(unaudited)
Product formulas intangible asset, net	$—	$—	$1,019
Other intangible assets	241	180	172

Total intangible assets, net	$241	$180	$1,191

In November 2011, the Company acquired product formulas for a purchase price of $2.0 million. The purchase agreement requires the Company to make annual payments of at least $150,000 in each of the first six years of the agreement, with the balance of the $2.0 million payment due at the end of the seven-year term in November 2018. The Company recorded product formula intangible asset of $1.023 million representing the present value of the future payments, which will be amortized over the estimated useful life of 20 years using the straight-line method. The Company incurred amortization expense of approximately $4,000 for the product formulas intangible asset for the nine months ended December 31, 2011 (unaudited).

The estimated future amortization expense relating to intangible assets is as follows (in thousands):

Fiscal Year Ending March 31:
2012	$15
2013	60
2014	60
2015	60
2016	60
Thereafter	936

Total estimated future amortization expense	$1,191

Accrued Liabilities

The following table shows the components of accrued liabilities (in thousands):

	March 31,		December 31, 2011
	2010	2011
			(unaudited)
Payroll and employee-related expenses	$1,333	$2,739	$1,628
Accrued trade expenses	505	1,175	681
Inventory received not invoiced	24	791	1,312
Income taxes payable	—	142	540
Deferred rent	15	80	272
Brokerage commissions	337	360	197
Other accrued liabilities	672	259	1,658

Total accrued liabilities	$2,886	$5,546	$6,288

4.    Credit Facility

In 2005, the Company entered into a bank line of credit agreement (the “Credit Agreement”) with Bank of America, N.A., which provided for revolving loans and letters of credit up to $11.0 million. In March 2008, the Company amended the Credit Agreement with Bank of America to establish an inter-creditor agreement (“ICA”) with another lender (Note 5). In August 2010, the Company amended the Credit Agreement to decrease the maximum borrowing limit on revolving loans to $10.0 million and extended the expiration date to August 20, 2012. In December 2011 (unaudited), the Company entered into a second amended and restated credit facility with Bank of America that, among other things, provides for an increase in its line of credit to $20.0 million and an extension of the term through August 2014. The Credit Agreement is collateralized by substantially all of our assets.

Revolving advances under the Credit Agreement bear interest at the LIBOR plus 1.50 percentage points, as defined. Weighted average interest was 4.92%, 2.91%, 1.68%, 1.68% and 2.28% for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited), respectively. As of March 31, 2010, March 31, 2011 and December 31, 2011 (unaudited), there was $10.0 million, $10.0 million and $6.7 million, respectively, of availability for borrowings under the Credit Agreement. An unused line fee of 0.0625% per quarter is applied to the available balance unless the Company’s outstanding borrowings exceed half of the borrowing limit. Interest is payable monthly.

There are various financial and other covenants under the Credit Agreement. Financial covenants, as defined in the Credit Agreement include a net income covenant, total liabilities to tangible net worth covenant and a minimum fixed charge coverage covenant, through the term of the agreement. The Credit Agreement requires the Company to submit interim and annual financial statements by specified dates after each reporting period. The Company was in compliance with the financial covenants as of March 31, 2010 and 2011 and December 31, 2011 (unaudited).

5.    Notes Payable

Loan and Security Agreement

In March 2008, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with Hercules Technology II, L.P. (the “lender”). The Loan Agreement provided for a loan in an aggregate principal amount up to $7.0 million (the “Term Loan”) and required the Company to draw an initial tranche of $4.0 million upon the execution of the Loan Agreement. The Loan Agreement provided the Company the ability to draw additional Term Loan advances in an aggregate amount up to $3.0 million in minimum increments of $1.0 million, of which the Company drew $2.0 million in August 2008. In connection with the Loan Agreement, the Company issued a warrant to the lender to purchase 65,000 shares of Series A 2005 Convertible Preferred Stock, and incurred approximately $215,000 for debt issuance costs. The fair value of the warrant, which was determined using Black-Scholes option-pricing model upon issuance, approximated $431,000.

The outstanding principal balance of the Term Loan bore interest at a rate of per annum equal to greater of the LIBOR Rate plus 6.5% and 10% and had an additional 2% paid-in-kind interest. Interest was payable monthly with all principal balance payable upon maturity. The Term Loan permitted the Company to prepay all principal balances with a prepayment charge. In August 2010, the Company repaid the entire $6.0 million of the then outstanding principal balance and incurred a prepayment charge of $60,000. The terms of the Loan Agreement required the Company to comply with various covenants. As of March 31, 2010 and through August, 2010, when the Term Loan was repaid, the Company was in compliance with the terms of the Loan Agreement.

6.    Related Party Transactions

Agreement with Solera Capital, LLC

In April 2011, the Company entered into a management agreement to supersede a prior agreement by and between the Company and Solera Capital, LLC, or Solera, an affiliate of its principal stockholder, Solera Partners, L.P., to retain Solera to continue to provide consulting and advisory services to the Company for a term ending on the later of: (i) March 5, 2014, or (ii) the date on which Solera and its affiliates cease to own at least 10% of the voting equity of the Company (including any successor thereto). Such services may include (i) assisting in the raising of additional debt and equity capital from time to time for the Company, if deemed advisable by the Board of Directors of the Company, (ii) assisting the Company in its long-term strategic planning generally, and (iii) providing such other consulting and advisory services as the Company may reasonably request.

In consideration of Solera providing the forgoing services, effective April 1, 2011, the Company agreed to pay Solera an annual advisory fee of $600,000, payable quarterly in advance on the first day of each calendar quarter, provided, however, that the fee for the calendar quarter commencing April 1, 2011 was due within 10 days of date of the agreement. The Company also agreed to reimburse Solera for Solera’s out-of-pocket costs and expenses incurred in connection with the investment by Solera in the Company in the performance of Solera’s duties under the agreement. During the years ended March 31, 2009, 2010 and 2011 and the nine months ended

December 31, 2010 (unaudited) and 2011 (unaudited), the Company incurred approximately $400,000, $400,000, $400,000, $300,000 and $450,000, respectively, for such consulting and advisory services. At March 31, 2010 and 2011 and December 31, 2011 (unaudited), the balance due under these agreements, including reimbursable out-of-pocket expenses, was approximately $103,000, $6,000 and $3,000, respectively.

7.    Commitments and Contingencies

Lease Commitments

The Company leases office space and other equipment under noncancelable operating leases that expire through fiscal year 2016. Rent expense for non-cancellable operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Rent expense for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited) was approximately $226,000, $215,000, $309,000, $173,000 and $360,000, respectively.

Future minimum lease payments under the noncancelable operating lease as of March 31, 2011 are as follows (in thousands):

Fiscal Year Ending March 31:
2012	$361
2013	549
2014	563
2015	557
2016	476

Total future minimum lease payments	$2,506

Purchase Commitments

The Company has material non-cancelable purchase commitments, directly or through contract manufacturers, to purchase ingredients to be used in the future to manufacture its products. As of March 31, 2011, the Company’s purchase commitments totaled $14.9 million, substantially all of which will be incurred in fiscal 2012.

Effective April 1, 2011, the Company is obliged to pay an annual advisory fee of $600,000 to Solera for consulting and advisory services for a term ending on the later of: (i) March 5, 2014, or (ii) the date on which Solera and its affiliated cease to own at least 10% of the voting equity of the Company (including any successor thereto).

In September 2011 (unaudited), the Company entered into an agreement with its contract warehousing company that includes minimum overhead fees of $200,000 annually beginning April 1, 2012 through June 2015.

In November 2011 (unaudited), the Company entered into an agreement with one of its contract manufacturers for the purchase of product formulas for a purchase price of $2.0 million. The agreement requires annual payments of at least $150,000 in each of the first six years of the agreement with the balance of the $2.0 million payment due at the end of the seven-year term in November 2018.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. To date, the

Company has not paid any claims or been required to defend any action related to its indemnification obligations, and, accordingly, the Company believes that the estimated fair value of these indemnification obligations is minimal and has not accrued any amounts for these obligations.

Legal Matters

From time to time, the Company is subject to claims and assessments in the ordinary course of business. The Company is not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

8.    Convertible Preferred Stock

The convertible preferred stock at March 31, 2011 consists of the following (in thousands, except shares):

	Shares Authorized	Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Aggregate Liquidation Amount
Series
Series A 2002 Convertible Preferred Stock	3,802,086	3,802,084	$23,374	$39,543
Series A 2004 Convertible Preferred Stock	4,806,000	4,806,000	30,999	47,740
Series A 2005 Convertible Preferred Stock	3,738,469	3,673,469	27,000	38,617

Total convertible preferred stock	12,346,555	12,281,553	$81,373	$125,900

The convertible preferred stock at December 31, 2011 consists of the following (in thousands, except shares) (unaudited):

	Shares Authorized	Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Aggregate Liquidation Amount
Series
Series A 2002 Convertible Preferred Stock	3,802,086	3,802,084	$23,374	$40,952
Series A 2004 Convertible Preferred Stock	4,806,000	4,806,000	30,999	49,608
Series A 2005 Convertible Preferred Stock	3,738,469	3,673,469	27,000	40,244

Total convertible preferred stock	12,346,555	12,281,553	$81,373	$130,804

As of March 31, 2011 and December 31, 2011 (unaudited), the Company had the authority to issue 6,455,531 shares of blank check preferred stock, par value $0.001 per share (the “Blank Check Preferred Stock”).

The rights, preferences and privileges of the Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock are as follows:

Voting

Each holder of outstanding shares of convertible preferred stock is entitled to cast a number of votes equal to the number of whole shares of common stock into which such holder’s shares of convertible preferred stock are convertible as of the applicable record date.

Certain Protective Provisions

In addition to any other voting powers provided by law, the Company must obtain the vote of at least 51% of the outstanding shares of each of the Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible

Preferred Stock and Series A 2005 Convertible Preferred Stock in order to effect certain changes adverse to the authorized preferred stock, issue securities to the public or outside of a duly adopted stock option plan, effect a change in control or deviate from the pre-approved budget and business strategy of the Company, including composition and compensation of its senior management, or enter into any other material transactions out of the ordinary course of business, including affiliate transactions, guarantees and joint ventures.

Dividends

The holders of the outstanding shares of convertible preferred stock are entitled to receive non-cumulative dividends, when and if declared by the Board of Directors on the common stock, whether payable in cash, securities or other property. Each holder of convertible preferred stock shall be entitled to dividends based on the number of shares of common stock into which those shares of convertible preferred stock could be converted as of the record date, or if no record date is established, on the date such dividend is declared. The Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock rank pari passu with each other, and senior to the common stock, with respect to dividend distributions.

During the years ended March 31, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited), the convertible preferred stockholders received cash dividends of $0.28, $0.99, $0.24 and $1.07 per share, respectively, or approximately $3.4 million, $12.2 million, $2.9 million and $13.1 million in the aggregate, respectively, as a result of participating in the common stock dividend. No dividend was declared or paid during the year ended March 31, 2009.

Conversion

The holders of shares of convertible preferred stock have the right, at the election of the holders of at least a majority of such series of preferred stock, to convert such shares into that number of shares of common stock equal to the applicable initial purchase price divided by the conversion price then in effect. No fractional shares of common stock would be issued upon such conversion. Initially, such conversion would have been on a 1-for-1 basis, subject to adjustment for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event. In addition, the holders of shares of convertible preferred stock are entitled to anti-dilution protection, which provides that, subject to certain exceptions, upon a subsequent dilutive issuance of common stock for a purchase price per share of less than the applicable conversion price then in effect, the conversion price of such series of preferred stock would be adjusted on a weighted average basis. As a result, the conversion ratio of convertible preferred stock to common stock would be adjusted accordingly. As of March 31, 2011 and December 31, 2011 (unaudited), the conversion ratio for each series of convertible preferred stock was 1-for-1.

Each share of convertible preferred stock will automatically convert into shares of common stock at the then effective and applicable conversion price immediately prior to the consummation of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sales of common stock with a price per share of common stock, prior to underwriting commissions, of no less than three times the applicable initial purchase price of such series of convertible preferred stock, subject to adjustment for any stock split, dividend, combination, recapitalization or the like.

Each holder of outstanding shares of convertible preferred stock immediately prior to such automatic conversion shall be entitled to all dividends which have been declared but unpaid prior to the time of automatic conversion. Such dividends shall be paid to all such holders within 30 days of the automatic conversion. As of December 31, 2011 (unaudited), no dividends have been declared but unpaid by the Company.

Liquidation

Upon liquidation, dissolution or winding up of the Company, the holders of convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount per share equal to the greater of (i) the sum of the applicable initial purchase price, subject to adjustment for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event and the product of 8% of the initial purchase price, as so adjusted, and a fraction, the numerator of which is the number of calendar days elapsed since the original issuance of such series of convertible preferred stock and the denominator of which is 365, and (ii) the amount each share of convertible preferred stock would receive in connection with such liquidation event if such shares had been converted into common stock immediately prior to such liquidation. The initial purchase price for each share of Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock was $6.14772, $6.45 and $7.35, respectively. The original issuance dates for shares of Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock were August 9, 2002, July 1, 2004 and November 14, 2005, respectively. The Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock rank pari passu with each other, and senior to the common stock, with respect to distributions upon the liquidation, winding-up and dissolution of the Company. A liquidation event includes sales of substantially all of the Company’s property and assets, or any merger, consolidation, recapitalization, stock purchase or other, pursuant to which 50% or more of the Company’s shares are acquired by a third party.

9.    Convertible Preferred Stock Warrant

In March 2008, in connection with the Term Loan (Note 5), the Company issued a warrant to the lender for the purchase of 65,000 shares of Series A 2005 Convertible Preferred Stock at an exercise price of $10.00 per share. The fair value of the warrant, which was determined using Black-Scholes option-pricing model upon issuance, approximated $431,000 (Note 2). The warrant was immediately exercisable on the date of issuance and expires at the earlier of five years from a qualifying initial public offering of the Company’s common stock or April 1, 2018. As of December 31, 2011 (unaudited), the holder of the warrant had not exercised the warrant.

As of December 31, 2011 (unaudited), the Company measured the fair value of the outstanding convertible preferred stock warrant using an option pricing method with several possible distribution outcomes depending on the timing and kind of liquidity event utilizing the following assumptions:

December 31, 2011
(unaudited)
Remaining contractual life (in years)	5.3 - 6.3
Risk-free interest rate	2.9%
Expected volatility	42%
Expected dividend rate	0%

Remaining Contractual Life. The Company derived the remaining contractual life based on a combination of a probability weighted term of (i) the remaining contractual term of the warrant and (ii) a weighted average of the remaining term under probable scenarios used to determine the fair value of the underlying stock.

Risk-Free Interest Rate. The risk-free interest rate is based upon U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the warrant.

Volatility. Since the Company is a private entity with no historical data regarding the volatility of its preferred stock, the expected volatility used is based upon the volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Dividend Yield. Although the Company has on occasion declared dividends, no future dividends are expected to be available to benefit option holders, and, accordingly, the Company used an expected dividend yield of zero in the valuation model.

The convertible preferred stock warrant provides anti-dilution protection from any subsequent financings at a per share price lower than the exercise price of the warrant. Therefore, in addition to the assumptions and methodologies discussed above, the Company also determined a fair value for such anti-dilution protection, which was included in the fair value calculation of the warrant.

During the nine months ended December 31, 2011 (unaudited), the Company corrected errors in the measurement of the convertible preferred stock warrant liability through March 31, 2011 and recorded a loss of $518,000 included in other income (expense), net in the accompanying statement of operations (unaudited) (Note 2).

The Company categorizes the convertible preferred stock warrant liability as a Level 3 financial liability since there is no market activity for the underlying shares of the 2005 Convertible Preferred Stock. The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

Nine Months Ended December 31, 2011
(unaudited)
Fair value of convertible preferred stock warrant liability—beginning of period, as recorded	$431
Change in fair value of the convertible preferred stock warrant liability through March 31, 2011 (Note 2)	518

Fair value of convertible preferred stock warrant liability—beginning of period, as corrected	949
Change in fair value of the convertible preferred stock warrant liability during the nine months period ended December 31, 2011	20

Fair value of convertible preferred stock warrant liability—end of period	$969

10.    Common Stock

The Company’s certificate of incorporation authorized 24,000,000 shares of common stock with a par value of $.001 of which 372,185, 375,185 and 382,435 shares are issued and outstanding as of March 31, 2010 and 2011 and December 31, 2011 (unaudited), respectively. Each share of the common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when or if declared by the Board of Directors. During the years ended March 31, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited), the Company declared and paid common shareholders cash dividends of $0.28, $0.99, $0.24 and $1.07 per share, respectively, or approximately $102,000, $371,000, $89,000 and $408,000 in the aggregate, respectively. No dividend was declared or paid to common shareholders during the year ended March 31, 2009.

11.    Stock Option Plan

2004 Omnibus Stock Option Plan

In November 2004, the Board of Directors of the Company adopted the 2004 Omnibus Stock Option Plan (the “Plan”). Under the Plan, as amended, 1,500,000 shares of the Company’s common stock, in the form of nonqualified stock options, may be granted to eligible employees, directors and consultants. If and to the extent options granted under the Plan terminate, expire, are cancelled, forfeited, exchanged or surrendered without having been exercised, the shares subject to such options shall again be available for the purposes of the Plan. Total shares available for grant under the plan are 449,296 at March 31, 2011 (unaudited). Vesting and exercise provisions are determined by the Board of Directors at the time of grant. Options granted to date generally vest annually on a straight-line basis over a two- to five-year period from the date of grant. Vested options can be exercised at any time and generally expire ten years after the grant date. Options may be exercised once vested at the price per share, determined by the Board of Directors when granted, which approximates the fair market value at the grant date. In the event that nonqualified option holder’s continuous service terminates, the option holder generally has three months from the date of termination in which to exercise vested options.

Non-plan Stock Options

The Company granted 142,500 performance based option agreements to certain key management prior to the year ending March 31, 2011, of which 52,500 options have vested. Vesting and exercise provisions are determined by the Board of Directors at the time of grant. Options granted to date vest according to the performance feature underlying the grant. Vested options can be exercised at any time and expire generally five to ten years after the grant date. In the event that an option holder’s continuous service terminates, the option holder generally has three months from the date of termination in which to exercise vested options.

Activity of both plan and non-plan options is set forth below:

	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
					(in thousands)
Balance, March 31, 2010	409,796	1,201,004	$8.29
Options exercised	—	(3,000)	8.67
Options cancelled	39,500	(39,500)	9.19

Balance, March 31, 2011	449,296	1,158,504	$8.26
Repurchases (unaudited)	—	(40,562)	6.17
Options granted (unaudited)	(135,000)	135,000	21.53
Options cancelled (unaudited)	27,250	(27,250)	9.86
Options exercised (unaudited)	—	(7,250)	6.47

Balance, December 31, 2011 (unaudited)	341,546	1,218,442	$9.77

Vested and expected to vest—March 31, 2011		1,093,607	$8.18	4.4	$14,018

Exercisable—March 31, 2011		962,204	$7.99	4.2	$12,517

Vested and expected to vest—December 31, 2011 (unaudited)		1,124,593	$9.36	4.2	$14,216

Exercisable—December 31, 2011 (unaudited)		952,542	$8.12	3.7	$13,222

The following table summarizes information about stock options outstanding at March 31, 2011:

	Options Outstanding		Options Exercisable
Exercise Price	Stock Options Outstanding	Weighted-Average Remaining Contractual Life (Years)
$4.58–4.58	95,124	1.6	95,124
6.11–6.45	344,380	3.0	344,380
8.20–8.20	263,000	5.4	175,000
9.05–9.85	96,500	3.5	81,100
10.60–10.85	122,000	5.8	108,800
11.00–11.00	237,500	5.9	157,800

	1,158,504	4.3	962,204

The following table summarizes information about stock options outstanding at December 31, 2011 (unaudited):

	Options Outstanding		Options Exercisable
Exercise Price	Stock Options Outstanding	Weighted-Average Remaining Contractual Life (Years)
$4.58–4.58	95,124	0.9	95,124
6.11–6.45	297,818	2.4	297,818
8.20–8.20	260,000	4.6	200,000
9.05–9.85	84,500	2.9	83,100
10.60–10.85	111,000	5.0	105,800
11.00–11.00	235,000	5.1	170,700
21.00–21.75	135,000	9.5	—

	1,218,442	4.4	952,542

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding); volatility of the Company’s common stock, an assumed-risk-free interest rate and the estimated forfeitures of unvested stock options.

	Years Ended March 31,		Nine Months Ended December 31, 2011

	2009	2010
			(unaudited)
Expected term (in years)	6.5	6.9	6.9
Expected volatility	55%	42%	42%
Risk-free interest rate	3.9%	4.6%	3.1%
Expected dividend rate	0%	0%	0%

Fair Value of Common Stock. The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by the Board of Directors until such time as the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

Weighted-Average Expected Term. The Company derived the expected term using historical data about participant exercise and post vesting employment termination patterns.

Volatility. Since the Company is a private entity with no historical data regarding the volatility of its common stock, the expected volatility used is based upon the volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate. The risk-free interest rate is based upon U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the options.

Dividend Yield. Although the Company has on occasion declared dividends, no future dividends are expected to be available to benefit option holders, and, accordingly, the Company used an expected dividend yield of zero in the valuation model.

Forfeitures. The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate assumption based on actual forfeitures, analysis of employee turnover, and other related factors.

The total intrinsic value of share options exercised during the years ended March 31, 2010 and 2011 was $1,000 and $37,000, respectively. The intrinsic value is calculated as the difference between the Company’s common stock valuation on the exercise date and the exercise price of the option shares. As of March 31, 2010 and 2011, the Company’s common stock valuation was at $11.00 and $21.00 per share, respectively.

As of March 31, 2011 and December 31, 2011, total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan was approximately $403,000 and $1.1 million (unaudited), respectively. As of March 31, 2011 and December 31, 2011, this cost will be recognized over a weighted average period of 1.6 years and 2.7 years (unaudited), respectively.

The weighted average grant date fair value of the employee stock options granted during the years ended March 31, 2009 and 2010 and the nine months ended December 31, 2011 (unaudited) was $6.36, $5.59 and $10.35 per share, respectively. No employee stock options were granted the year ended March 31, 2011 or the nine months ended December 31, 2010.

Stock-based compensation expense, related to stock options granted to the employees included in selling, general and administrative expenses, for the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited) was approximately $835,000, $902,000, $373,000, $279,000 and $390,000, respectively.

12.    Employee Benefit Plans

The Company offers a retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Under the plan, the Company matches 25% up to a maximum of 6% of eligible compensation, not to exceed $2,000. Contribution expense was not material for any period presented.

13.    Income Taxes

The provision for (benefit from) income taxes was as follows (in thousands):

	Years Ended March 31,
	2009	2010	2011
Current
Federal	$—	$122	$446
State	56	278	941

	56	400	1,387

Deferred
Federal	—	—	4,220
State	—	—	(59)

	—	—	4,161
Less: Valuation allowance	—	—	(11,295)

	—	—	(7,134)

Provision for (benefit from) income taxes	$56	$400	$(5,747)

The provision for (benefit from) income taxes for the years ended March 31, 2009, 2010 and 2011 differs from the expense that is computed by applying the federal statutory rate to the pre-tax income, due primarily to state taxes and the change in valuation allowance on the net deferred tax assets.

The reconciliation of the statutory federal income tax rate to the Company’s effective tax is presented below:

	Years Ended March 31,
	2009	2010	2011
Tax at federal statutory rate	34%	34%	34%
State income taxes, net of federal benefit	5	4	4
Non-deductible permanent difference	—	5	—
Change in valuation allowance	(34)	(38)	(78)
Other	(1)	1	—

Provision for (benefit from) income taxes	4%	6%	(40)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below (in thousands):

	March 31,
	2009	2010	2011
Deferred tax assets
Net operating loss carryforwards	$13,013	$10,476	$4,365
Share-based compensation expense	626	1,006	1,121
Accrued bonus	—	—	897
Other, net	635	375	1,087

	14,274	11,857	7,470
Valuation allowance	(14,274)	(11,857)	(336)

Net deferred tax assets	$—	$—	$7,134

A valuation allowance was recorded for the full amount of the net deferred tax assets as of March 31, 2009 and 2010 as management determined that those future benefits were more likely than not to be non-realizable. Management had made this determination after assessing the cumulative loss position of the Company and other factors. Due to the Company’s profitability during the year ended March 31, 2011 and projected operating results, management determined during the year ended March 31, 2011 that it is more likely than not that the deferred tax assets will be realized and, accordingly, a deferred tax valuation allowance release of $11.3 million was recorded as an income tax benefit.

As of March 31, 2011, the Company has a $5,070 deferred tax asset for a state capital loss carryforward resulting from the disposition of Fantastic Foods in fiscal 2009, for which a full valuation allowance is recorded because management believes it is more likely than not that the Company will not generate a capital gain needed to be able to offset the state capital loss.

The Company had the following net operating loss (“NOL”) carryforwards for tax purposes (in thousands):

	March 31,
	2009	2010	2011
Federal	$35,029	$28,311	$12,020
State	22,559	12,310	6,070

These NOL carryforwards are available to offset future federal and state taxable income through 2028. Pursuant to Section 382 of the Internal Revenue Code, if there is a change in stock ownership of the Company exceeding 50% during a three-year period, the utilization of the Company’s NOL carryforwards may be limited. The business acquisitions in fiscal year 2005 resulted in a change in stock ownership and, consequently, the Company’s NOLs generated prior to these ownership changes are subject to an annual limitation.

The Company files consolidated tax returns for federal income taxes as well as for state income taxes in various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. These audits include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state, and local tax laws. The Company is open to the U.S. federal, state and local income tax examinations for years 2005 and beyond.

The Company did not have any unrecognized tax positions at March 31, 2009, 2010 and 2011 that if recognized would affect the annual effective tax rate. During the years ended March 31, 2009, 2010 and 2011, the Company did not record any accrued interest or penalties for federal and state income tax purposes. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company’s assessment, including past experience and complex judgments about future events, the Company does not expect that changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on its financial position or results of operations.

14.    Net Income (Loss) per Share of Common Stock attributable to Common Stockholders and Unaudited Pro Forma Net Income per Share of Common Stock

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net income (loss) per share of common stock for the periods presented, because including them would have been anti-dilutive:

	Years Ended March 31,			Nine Months Ended December 31,
	2009	2010	2011	2010	2011
				(unaudited)
Convertible preferred stock (on an as-if converted basis)	12,281,553	12,281,553	12,281,553	12,281,553	12,281,553
Options to purchase common stock	388,500	116,000	—	—	135,000
Convertible preferred stock warrant	—	—	—	—	65,000

Total	12,670,053	12,397,553	12,281,553	12,281,553	12,481,553

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net income (loss) per share attributable to common stockholders is as follows (in thousands except share and per share amounts):

	Years Ended March 31,			Nine Months Ended December 31,
	2009	2010	2011	2010	2011
				(unaudited)
Net income (loss) per share:
Numerator
Net income (loss)	$(973)	$6,023	$20,155	$15,006	$7,660
Dividends paid to convertible preferred stockholders	—	3,378	12,159	2,948	13,141
Undistributed income (loss) from continuing operations attributable to convertible preferred stockholders	1,428	2,468	7,400	11,616	(5,714)
Undistributed (loss) from discontinued operations attributable to convertible preferred stockholders	(2,372)	—	—	—	—

Net income (loss) attributable to common stockholders—basic and diluted	$(29)	$177	$596	$422	$233

Net income attributable to common stockholders from continuing operations	$43	$177	$596	$422	$233
Net loss attributable to common stockholders from discontinued operations	(72)	—	—	—	—

Net income (loss) attributable to common stockholders—basic and diluted	$(29)	$177	$596	$422	$233

Denominator
Weighted average shares of common stock outstanding used in computing net income (loss) attributable to common stockholders—basic	372,085	372,162	372,675	372,581	376,790
Potential dilutive options, as calculated using treasury stock method	240,687	340,676	567,700	535,080	420,970
Potential dilutive warrant, as calculated using treasury stock method	5,531	13,000	28,788	27,182	—

Weighted average shares of common stock outstanding used in computing net income (loss) attributable to common stockholders—diluted	618,303	725,838	969,163	934,843	797,940

Net income (loss) per share attributable to common stockholders—Basic
Continuing operations	$0.12	$0.48	$1.60	$1.19	$0.62
Discontinued operations	(0.20)	—	—	—	—

Total basic net income (loss) per share attributable to common stockholders	$(0.08)	$0.48	$1.60	$1.19	$0.62

Net income (loss) per share attributable to common stockholders—Diluted
Continuing operations	$0.07	$0.24	$0.61	$0.47	$0.29
Discontinued operations	(0.20)	—	—	—	—

Total diluted net income (loss) per share attributable to common stockholders	$(0.13)	$0.24	$0.61	$0.47	$0.29

	Year Ended March 31, 2011	Pro Forma Nine Months Ended December 31, 2011
Unaudited pro forma net income per share:	(unaudited)
Numerator
Net income	$	$
Pro forma adjustment to reverse the mark-to-market adjustment attributable to the convertible preferred stock warrant

Net income used in computing pro forma net income per share attributable to common stockholders	$	$

Denominator
Weighted average shares of common stock outstanding used in computing the pro forma net income attributable to common stockholders—basic
Pro forma adjustments to reflect weighted-average effect of assumed conversion of convertible preferred stock

Denominator for pro forma basic net income per share of common stock
Potential dilutive options, as calculated using treasury stock method
Potential dilutive warrant, as calculated using treasury stock method

Denominator for pro forma diluted net income per share of common stock

Pro forma basic net income per share	$	$

Pro forma diluted net income per share	$	$

15.    Discontinued Operations

In November 2008, the Company sold Fantastic Foods, Inc. (“Fantastic”), a manufacturer of instant soups and packaged meals to an unrelated third party for cash of $1.7 million, net of working capital adjustments. The Company considered Fantastic a business component and thus, the results of operations of Fantastic are separately reported as discontinued operations. The following table summarizes the results of operations for the fiscal 2009 period preceding Fantastic’s sale (in thousands):

2009
Condensed statement of operations
Net sales	$2,205
Cost of sales	(1,794)
Selling, general and administrative expenses	(840)
Other expense, net	(150)

Loss from discontinued operations	(579)
Loss on sale of discontinued operations	(1,865)

Total loss from discontinued operations, net	$(2,444)

In conjunction with Fantastic’s sale the Company entered into a contingent royalty consideration agreement with the buyer, which entitles the Company to receive royalties from sales by the buyer of Fantastic’s existing and new products through October 2018. The Company receives a royalty at the rate of 4% for sales of Fantastic’s existing products and at the rate of 2% for sales of any new products developed by the buyer. The Company received approximately $60,000, $140,000, $155,000, $128,000 and $111,000, respectively, from such royalties during the years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 (unaudited) and 2011 (unaudited), respectively, which are included in other income (expense), net in the accompanying consolidated statements of operations.

16.    Geographic Areas and Product Sales

The Company’s net sales by geographic areas, based on the location to where the product was shipped, are summarized as follows (in thousands):

	Years Ended March 31,			Nine Months Ended December 31,
	2009	2010	2011	2010	2011
				(unaudited)
United States	$90,233	$92,830	$114,454	$79,031	$95,005
Canada	3,410	3,185	3,162	1,990	3,315

	$93,643	$96,015	$117,616	$81,021	$98,320

The following table sets forth net sales by product expressed as dollar amounts (in thousands):

	Years Ended March 31,			Nine Months Ended December 31,
	2009	2010	2011	2010	2011
				(unaudited)
Meals	$42,327	$43,838	$49,168	$33,868	$41,411
Snacks	21,757	27,252	44,687	30,827	40,461
Dressings, condiments and other	29,559	24,925	23,761	16,326	16,448

	$93,643	$96,015	$117,616	$81,021	$98,320

All of the Company’s long-lived assets are located in the U.S.

17.    Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through December 1, 2011, the date the audited annual financial statements were available to be issued.

18.    Subsequent Events (Unaudited)

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 1, 2012, the date the unaudited interim financial statements were available to be issued.

In February 2012, the Company agreed to pay $1.3 million in a lump sum to Solera in connection with the termination of its advisory services agreement, which amount is payable upon consummation of this offering.

Annie’s

RABBIT OF APPROVAL

We strive to be the brand that every family can count on for simple, delicious, and nourishing food for every meal.

Annies’s

RABBIT OF APPROVAL

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering described in this Registration Statement. All amounts shown are estimates other than the registration fee, the FINRA filing fee and the listing fee.

Amount To Be Paid

SEC registration fee		$11,460

FINRA filing fee		10,500

New York Stock Exchange listing fee		*

Transfer agent’s fees		*

Printing and engraving expenses		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue Sky fees and expenses		*

Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s amended and restated bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this Registration Statement, the Registrant has issued and sold the following unregistered securities:

We granted stock options to purchase         shares of our common stock to our employees, directors and consultants at a weighted average exercise price of $             per share under our Amended and Restated 2004 Stock Option Plan and pursuant to certain non-plan options. We also issued and sold an aggregate of             shares of our common stock to our employees, directors and consultants at a weighted average exercise price of $             per share pursuant to exercises of options granted under our Amended and Restated 2004 Stock Option Plan and pursuant to certain non-plan options.

The issuance of securities described above was exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans approved by the Registrant’s board of directors.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation, to be in effect upon consummation of this offering***

3.2	Form of Amended and Restated Bylaws, to be in effect upon consummation of this offering***

4.1	Reference is made to Exhibits 3.1 and 3.2

4.2	Form of Common Stock Certificate*

4.3	Third Amended and Restated Stockholders’ Agreement dated as of November 22, 2011**

4.4	Amended and Restated Registration Rights Agreement dated as of November 14, 2005**

4.5	Warrant Agreement by and between the Registrant and Hercules Technology II, L.P. dated as of March 28, 2008**

5.1	Form of Opinion of K&L Gates LLP*

10.1	Form of Director and Officer Indemnification Agreement†***

10.2	Amended and Restated 2004 Stock Option Plan†**

10.3	Form of Amended and Restated 2004 Stock Option Plan Two-Year Grant Agreement†**

10.4	Form of Amended and Restated 2004 Stock Option Plan Five-Year Grant Agreement†**

Exhibit Number	Description
10.5	Annual Cash Incentive Plan for Fiscal Year 2010†*

10.6	Annual Cash Incentive Plan for Fiscal Year 2011†*

10.7	Stock Option Purchase Agreement between the Registrant and John Foraker dated as of April 27, 2011†**

10.8	Stock Option Purchase Agreement between the Registrant and Sarah Bird dated as of April 27, 2011†**

10.9	Employment Agreement between the Registrant and John Foraker dated as of January 3, 2006†**

10.10	Second Amended and Restated Loan Agreement between the Registrant and Bank of America, N.A. dated as of December 21, 2011**

10.11	Amended and Restated Security Agreement between the Registrant and Bank of America, N.A. dated as of August 25, 2010**

10.12	Office Lease for 1610 Fifth Street, Berkeley, California 94613, between the Registrant and Cedar/Fourth Street Partners dated as of November 15, 2010**

10.13	Warehousing of Goods Agreement between the Registrant and Distribution 2000, Inc. dated as of September 30, 2011**#

10.14	Revised Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Philadelphia Macaroni Company (dba Conte Luna Foods) dated as of April 1, 2007**#

10.15	Amended and Restated Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Philadelphia Macaroni Company dated as of , 2012*

10.16	Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Harmony Foods Corp. (dba Santa Cruz Nutritionals) dated as of April 18, 2008**#

10.17	Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Chelten House Products, Inc. dated as of May 29, 2009**#

10.18	Contract Manufacturing and Packaging Agreement between Homegrown Naturals, Inc. and Leone Industries dated as of January 12, 2007**#

10.19	Addendum to Contract Manufacturing and Packaging Agreement between Homegrown Naturals, Inc. and Leone Industries dated as of June 30, 2009**#

10.20	Product Supply Agreement between Annie’s Homegrown, Inc. and Dairiconcepts, L.P. dated as of November 1, 2011**#

10.21	Distribution Agreement between Annie’s, Inc. and United Naturals Foods, Inc. dated as of January 1, 2012***#

10.22	Services Agreement between the Registrant and Solera Capital, LLC dated as of April 27, 2011**

10.23	Termination Agreement between the Registrant and Solera Capital, LLC dated as of February 2, 2012***

10.24	Subscriber Service Agreement between Napa Valley Kitchens, Inc. and TriNet Employer Group, Inc. dated as of January 15, 1996**#

10.25	Separation Agreement and Release dated April 19, 2011 between the Registrant and Steven Jackson†**

10.26	Reaffirmation of Amended and Restated Security Agreement between the Registrant and Bank of America, N.A. **

10.27	Warehousing of Goods Agreement by and between the Registrant and Distribution 2000, Inc. dated as of January 2, 2009, as amended**#

10.28	Executive Employment Agreement between the Registrant and John Foraker dated as of February 22, 2012†***

10.29	Annie’s, Inc. Omnibus Incentive Plan†***

10.30	Form of Omnibus Incentive Plan IPO Stock Option Agreement†*

10.31	Form of Omnibus Incentive Plan IPO Restricted Stock Unit Award Agreement†*

Exhibit Number	Description

10.32	Form of Omnibus Incentive Plan IPO Performance Share Award Agreement†*

21.1	Subsidiaries of the Registrant**

23.1	Consent of PricewaterhouseCoopers LLP***

23.2	Consent of K&L Gates LLP (included in Exhibit 5.1)*

23.3	Consent of Director Nominee (Billie Ida Williamson)**

23.4	Consent of Director Nominee (Julie D. Klapstein)***

24.1	Power of Attorney (included on signature page)**

*	To be filed by amendment.
**	Previously filed.
***	Filed herewith.
#	Confidential treatment requested.
†	Indicates a management contract or compensatory plan or arrangement.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(a) To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Berkeley, State of California, on February 24, 2012.

ANNIE’S, INC.

By:	/s/ John M. Foraker
Name:	John M. Foraker
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

	Title	Date

/s/ John M. Foraker John M. Foraker	Chief Executive Officer and Director (principal executive officer)	February 24, 2012

/s/ Kelly J. Kennedy Kelly J. Kennedy	Chief Financial Officer (principal financial officer and principal accounting officer)	February 24, 2012

* Molly F. Ashby	Chairman of the Board of Directors	February 24, 2012

* David A. Behnke	Director	February 24, 2012

* Bettina M. Whyte	Director	February 24, 2012

*By:	/s/ Kelly J. Kennedy
Kelly J. Kennedy, attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation, to be in effect upon consummation of this offering***

3.2	Form of Amended and Restated Bylaws, to be in effect upon consummation of this offering***

4.1	Reference is made to Exhibits 3.1 and 3.2

4.2	Form of Common Stock Certificate*

4.3	Third Amended and Restated Stockholders’ Agreement dated as of November 22, 2011**

4.4	Amended and Restated Registration Rights Agreement dated as of November 14, 2005**

4.5	Warrant Agreement by and between the Registrant and Hercules Technology II, L.P. dated as of March 28, 2008**

5.1	Form of Opinion of K&L Gates LLP*

10.1	Form of Director and Officer Indemnification Agreement†***

10.2	Amended and Restated 2004 Stock Option Plan†**

10.3	Form of Amended and Restated 2004 Stock Option Plan Two-Year Grant Agreement†**

10.4	Form of Amended and Restated 2004 Stock Option Plan Five-Year Grant Agreement†**

10.5	Annual Cash Incentive Plan for Fiscal Year 2010†*

10.6	Annual Cash Incentive Plan for Fiscal Year 2011†*

10.7	Stock Option Purchase Agreement between the Registrant and John Foraker dated as of April 27, 2011†**

10.8	Stock Option Purchase Agreement between the Registrant and Sarah Bird dated as of April 27, 2011†**

10.9	Employment Agreement between the Registrant and John Foraker dated as of January 3, 2006†**

10.10	Second Amended and Restated Loan Agreement between the Registrant and Bank of America, N.A. dated as of December 21, 2011**

10.11	Amended and Restated Security Agreement between the Registrant and Bank of America, N.A. dated as of August 25, 2010**

10.12	Office Lease for 1610 Fifth Street, Berkeley, California 94613, between the Registrant and Cedar/Fourth Street Partners dated as of November 15, 2010**

10.13	Warehousing of Goods Agreement between the Registrant and Distribution 2000, Inc. dated as of September 30, 2011**#

10.14	Revised Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Philadelphia Macaroni Company (dba Conte Luna Foods) dated as of April 1, 2007**#

10.15	Amended and Restated Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Philadelphia Macaroni Company dated as of , 2012*

10.16	Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Harmony Foods Corp. (dba Santa Cruz Nutritionals) dated as of April 18, 2008**#

10.17	Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Chelten House Products, Inc. dated as of May 29, 2009**#

10.18	Contract Manufacturing and Packaging Agreement between Homegrown Naturals, Inc. and Leone Industries dated as of January 12, 2007**#

Exhibit Number	Description

10.19	Addendum to Contract Manufacturing and Packaging Agreement between Homegrown Naturals, Inc. and Leone Industries dated as of June 30, 2009**#

10.20	Product Supply Agreement between Annie’s Homegrown, Inc. and Dairiconcepts, L.P. dated as of November 1, 2011**#

10.21	Distribution Agreement between Annie’s, Inc. and United Naturals Foods, Inc. dated as of January 1, 2012***#

10.22	Services Agreement between the Registrant and Solera Capital, LLC dated as of April 27, 2011**

10.23	Termination Agreement between the Registrant and Solera Capital, LLC dated as of February 2, 2012***

10.24	Subscriber Service Agreement between Napa Valley Kitchens, Inc. and TriNet Employer Group, Inc. dated as of January 15, 1996**#

10.25	Separation Agreement and Release dated April 19, 2011 between the Registrant and Steven Jackson†**

10.26	Reaffirmation of Amended and Restated Security Agreement between the Registrant and Bank of America, N.A.**

10.27	Warehousing of Goods Agreement by and between the Registrant and Distribution 2000, Inc. dated as of January 2, 2009, as amended**#

10.28	Executive Employment Agreement between the Registrant and John Foraker dated as of February 22, 2012†***

10.29	Annie’s, Inc. Omnibus Incentive Plan†***

10.30	Form of Omnibus Incentive Plan IPO Stock Option Agreements†*

10.31	Form of Omnibus Incentive Plan IPO Restricted Stock Unit Award Agreement†*

10.32	Form of Omnibus Incentive Plan IPO Performance Share Award Agreement†*

21.1	Subsidiaries of the Registrant**

23.1	Consent of PricewaterhouseCoopers LLP***

23.2	Consent of K&L Gates LLP (included in Exhibit 5.1)*

23.3	Consent of Director Nominee (Billie Ida Williamson)**

23.4	Consent of Director Nominee (Julie D. Klapstein)***

24.1	Power of Attorney (included on signature page)**

*	To be filed by amendment.
**	Previously filed.
***	Filed herewith.
#	Confidential treatment requested.
†	Indicates a management contract or compensatory plan or arrangement.